   As filed with the Securities and Exchange Commission on November 19, 1999
                                                  Registration No. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                        CHOICE ONE COMMUNICATIONS INC.
              (Exact name of registrant as specified in charter)

             Delaware                          4813                         16-1550742

 (State or other jurisdiction of   (Primary Standard Industrial          (I.R.S. Employer
  incorporation or organization)    Classification Code Number)         Identification No.)

                              100 Chestnut Street
                        Rochester, New York 14604-2417
                                (716)-246-4231
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Ajay Sabherwal
               Senior Vice President and Chief Financial Officer
                        Choice One Communications Inc.
                              100 Chestnut Street
                        Rochester, New York 14604-2417
                                (716) 246-4231
                           Facsimile (716) 530-2733
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  Copies to:

             James A. Locke III, Esq.                       Richard D. Truesdell, Jr., Esq.
           Richard F. Langan, Jr., Esq.                          Davis Polk & Wardwell
              John C. Partigan, Esq.                              450 Lexington Avenue
                Nixon Peabody LLP                               New York, New York 10017
               1300 Clinton Square                                   (212) 450-4000
            Rochester, New York 14604                           Facsimile (212) 450-4800
                  (716) 263-1000
             Facsimile (716) 263-1600

                                ---------------
         Approximate date of commencement of proposed sale to public:
  As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

      Title of each class of       Proposed Maximum Aggregate    Amount of
   securities to be registered       Offering Price (1)(2)    Registration Fee
------------------------------------------------------------------------------
Common Stock, $.01 par value per
 share...........................         $100,000,000            $27,800

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) In accordance with Rule 457(o) under the Securities Act of 1933, as amended, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2) Estimated solely for purposes of calculating the registration fee.

                                ---------------
   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               EXPLANATORY NOTE

   This registration statement contains two separate prospectuses. The first prospectus relates to a public offering in the United States and Canada of an
aggregate of     shares of common stock. The second prospectus relates to a concurrent offering outside the United States and Canada of an aggregate of shares of common stock. The prospectuses for each of the offerings will be identical with the exception of an alternate front cover page for the offering outside the United States and Canada. Such alternate cover page appears in this registration statement immediately following the cover page for the offering in the United States and Canada.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued November 19, 1999

                                       Shares
                     [Choice One Communications Inc. Logo]
                                  COMMON STOCK

                                  -----------

Choice One Communications Inc. is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between
$     and $    per share.

                                  -----------

We expect the common stock to be approved for quotation on the Nasdaq National Market under the symbol "CWON."

                                  -----------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 8.

                                  -----------

                              PRICE $     A SHARE

                                  -----------

                                                       Underwriting
                                        Price to       Discounts and Proceeds to
                                         Public         Commissions  Choice One
                                        --------       ------------- -----------
Per Share........................         $                $            $
Total............................        $                $            $

Choice One Communications Inc. has granted the underwriters the right to
purchase up to an additional      shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on        , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER
       LEHMAN BROTHERS
              WARBURG DILLON READ LLC
                      FIRST UNION SECURITIES, INC.
                                                              CIBC WORLD MARKETS

     , 2000

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS (Subject to Completion)
Issued November 19, 1999

                                       Shares
                     [Choice One Communications Inc. Logo]
                                  COMMON STOCK

                                  -----------

Choice One Communications Inc. is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between
$     and $    per share.

                                  -----------

We expect the common stock to be approved for quotation on the Nasdaq National Market under the symbol "CWON."

                                  -----------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 8.

                                  -----------

                              PRICE $     A SHARE

                                  -----------

                                                       Underwriting
                                        Price to       Discounts and Proceeds to
                                         Public         Commissions  Choice One
                                        --------       ------------- -----------
Per Share........................         $                $            $
Total............................        $                $            $

Choice One Communications Inc. has granted the underwriters the right to
purchase up to an additional      shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers
on        , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER
      LEHMAN BROTHERS
              WARBURG DILLON READ
                     FIRST UNION SECURITIES, INC.
                                                             CIBC WORLD MARKETS

     , 2000

  [Map of northeastern United States, showing current and proposed facilities]

                               TABLE OF CONTENTS

                                     Page
                                     ----
Prospectus Summary.................    2
Risk Factors.......................    8
Use of Proceeds....................   21
Dividend Policy....................   21
Capitalization.....................   22
Dilution...........................   23
Selected Consolidated Financial and
 Operating Data....................   24
Unaudited Pro Forma Condensed
 Combined Financial Information....   26
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.........   33
Business...........................   42

                                      Page
                                      ----
Management..........................   66
Certain Relationships and Related
 Transactions.......................   76
Security Ownership of Certain
 Beneficial Owners and Management...   78
Description of Capital Stock........   80
United States Federal Tax
 Considerations for Non-U.S. Holders
 of Common Stock....................   84
Shares Eligible for Future Sale.....   88
Underwriters........................   90
Legal Matters.......................   93
Experts.............................   93
Where You Can Find More
 Information........................   93
Index to Financial Statements.......  F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, "Choice One," the "Company," "we," "us" and "our" refer to Choice One Communications Inc.

   Unless otherwise specifically stated, the information throughout this
prospectus gives effect to the      -for-1 split of our common stock which
will occur prior to the closing of this offering and does not take into account the possible issuance of additional shares of common stock to the U.S. underwriters pursuant to their rights to purchase additional shares to cover over-allotments.

   Our logo and certain titles and logos of our services mentioned in this prospectus are our trademarks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

   We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the shares of common stock and the distribution of this prospectus outside the United States.

   Until       , 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information regarding our company, the common stock being sold in this offering and the financial statements and notes thereto appearing elsewhere in this prospectus.

                           Choice One Communications

   We are an integrated communications provider offering broadband data and voice telecommunications services primarily to small and medium-sized businesses in second and third tier markets in the northeastern United States. Our offerings include high speed data and Internet service, principally utilizing digital subscriber line, or DSL, technology, local exchange service and long distance service. We seek to become the leading integrated communications provider, or ICP, in each of our target markets by offering a single source for competitively priced, high quality, customized telecommunications services. A key element of our strategy is to be one of the first ICPs to provide comprehensive coverage in each of the markets we serve. We are achieving this market coverage by installing both data and voice network equipment in multiple incumbent local exchange carrier central offices, a process known as collocation. We also intend to maximize utilization of our market network coverage by offering data and voice services on a wholesale basis to Internet service and other telecommunications providers. Through our strategy of connecting substantially all of our clients directly to our own switches, we are able to more efficiently route traffic, ensure quality service and control costs. As of November 15, 1999, we had service agreements with 3,150 clients for 21,733 access lines, including 254 DSL lines, of which we had initiated service with 2,459 clients for 14,999 access lines, including 117 DSL lines.

   We currently offer data and voice services in nine markets and intend to expand into approximately 11 additional markets by the end of the second quarter 2001. Following completion of our planned expansion to these approximately 20 markets, we believe our networks will be able to reach approximately 3.7 million business lines, which constitute more than 75% of the estimated business lines in these markets, and 5.3 million households.

   We divide our target markets into four stages of development:

  . Operational. We began providing services and generating client revenues in the Albany, NY; Buffalo, NY; Manchester, NH; Pittsburgh, PA; Providence, RI; Rochester, NY; Springfield, MA; Syracuse, NY; and Worcester, MA markets during the past nine months. Our switching facilities servicing each of these markets consist of both packet and circuit-switched networks.

  . Under Construction. We are currently constructing switching facilities by installing packet-switched networks to offer DSL services in Allentown, PA; Harrisburg, PA; and Scranton, PA. We expect to be operational in these markets by the end of the first quarter 2000 and to add voice capabilities to these networks by means of either "voice over DSL" or access nodes, which will work in concert with the packet-based architecture at our collocation sites.

  . In Development. We plan to construct switching facilities consisting of both packet and circuit-switched networks in the Hartford, CT and New Haven, CT markets, which we expect to be operational during the second quarter 2000.

  . Planned. We are in the process of evaluating other second and third tier cities and intend to expand into approximately six additional markets in the northeastern United States by the end of the second quarter 2001.

   As of November 15, 1999, we had applications accepted to collocate our network equipment in 223 incumbent local exchange carrier central offices; completed 94 of these collocations; and had 129 additional collocations in progress in our operational and under construction markets. We have also installed equipment to provide DSL services in 85 of our current collocations and expect to have DSL services available in all 115 collocations targeted for completion by the end of 1999.

   We have developed a flexible network buildout strategy allowing us to leverage rapidly evolving telecommunications technology. In each of our first nine markets, we have deployed or intend to deploy both packet and circuit-switched platforms. In our Allentown, Harrisburg and Scranton markets, we will employ a "DSL First" method of market entry by installing a circuit or packet-switched network and initially offering only data services. We will then add packet-switched voice services within 12 months after entering such markets. We believe this DSL First strategy provides for faster time to market and lower initial capital costs, while preserving flexibility for our future development. We intend to continue entering new markets using methods tailored to meet the needs of clients in our target markets and the technology available in those markets. We expect that our market entry strategy and network architecture will continue to evolve in order to capitalize on advances in telecommunications technology and to satisfy the changing needs of our clients.

   We have designed and are developing integrated operations support systems, or OSS, and other back office systems that we believe will provide significant competitive advantages by enhancing our efficiency and allowing us to support rapid and sustained growth and provide exceptional client care. We have automated most of our back office systems and are in the process of integrating them into a seamless end-to-end system that will synchronize multiple tasks, including installation, billing and client care. We also strive to minimize the time between a client order and service installation. To achieve this goal, we have established an on-line and real-time connection, known as electronic bonding, of our operations support systems with Bell Atlantic Corporation. We anticipate establishing similar connections with other incumbent local exchange carriers, or ILECs.

   In each of our markets, we have a locally based, dedicated and experienced sales force that provides high quality, personalized client care. In addition to our direct sales force, we use third party agencies to sell our services. As of November 15, 1999, we had 129 persons in our sales and sales support staff and had sales arrangements with several third party agencies.

   We intend to acquire telecommunications companies in our target market region to accelerate market penetration and growth. Once acquired, we plan to expand the range of services offered by the acquired entities to correspond to the full range of Choice One services. In November 1999, we acquired Atlantic Connections, L.L.C., a local and long distance service provider with operations in Portsmouth, NH and Worcester, MA, for an initial cash purchase price of approximately $8.3 million plus up to an additional $2.1 million that would be payable in cash, or at our option, in common stock, if specified performance criteria are met in the 12 months following the acquisition. Our strategy is to migrate the approximately 3,100 small and medium-sized business clients of Atlantic Connections to our switch-based network and to offer a full suite of Choice One data and voice services to these clients.

   We were founded in June 1998 by a group of telecommunications executives led by Steve Dubnik, the former chief operating officer of North American Operations of ACC Corp. In addition to Mr. Dubnik, members of our group of founding executives include Kevin Dickens, Senior Vice President, Operations and Engineering; Mae Squier-Dow, Senior Vice President, Sales, Marketing and Service; and Philip Yawman, Senior Vice President, Corporate Development, all of whom were formerly executives at ACC Corp. Mr. Dubnik and this group of founding executives have hired a management team with extensive experience and success in the telecommunications industry. Members of our management team have significant experience in the northeastern markets, having previously served at such companies as Frontier Corporation, Teleport Communications Group, Inc., and MFS Communications Company. Our 20 top executives and managers have an average of 15 years of experience in the telecommunications industry.

   Our approximately $62.1 million of funded equity has been provided by experienced investors in the telecommunications industry, including Morgan Stanley Capital Partners III, L.P., Fleet Equity Partners VI, L.P. and Waller-Sutton Media Partners, L.P., and our management team. Our credit facility permits us to borrow up to $150.0 million for the next eight years with maximum borrowing limits to be reduced during the eight year period, subject to the covenants, restrictions and significant borrowing conditions described in the credit facility.

Business Strategy

   The key elements of our business strategy are to:

  .  capitalize on early to market advantage;

  . offer broad coverage to small and medium-sized businesses in our target markets;

  .  lead competition in providing DSL services;

  . use our flexible network buildout strategy to rapidly and cost effectively enter new markets;

  .  target underserved clients in second and third tier markets;

  . offer customized bundled services with a single point of contact and a single bill;

  . utilize efficient automated and integrated back office systems that can support rapid and sustained growth;

  . increase market share by establishing service-driven client relationships and creating a local presence;

  . accelerate growth through acquisitions of telecommunications and related businesses; and

  . leverage management's experience by drawing upon its expertise and success in the telecommunications industry.

                                ----------------

   We are a Delaware corporation with our principal executive offices located at 100 Chestnut Street, Suite 700, Rochester, New York 14604. Our telephone number is 716-CHOICE1.

                                  THE OFFERING

Common stock offered:

    U.S. offering...................................          shares
    International offering..........................          shares
        Total.......................................          shares
 Common stock to be outstanding after the offering..           shares,
                                                      excluding up to an
                                                      additional      shares
                                                      issuable upon exercise
                                                      of the underwriters'
                                                      over-allotment option
                                                      and an aggregate of
                                                      shares issuable upon
                                                      exercise of stock
                                                      options granted as of
                                                           , 2000 (of which
                                                           are currently
                                                      exercisable).
 Over-allotment option..............................           shares
 Use of proceeds....................................  We estimate that our net proceeds from the
                                                      offering will be
                                                      approximately $
                                                      million, based on an
                                                      assumed initial public
                                                      offering price of
                                                      $       per share. We
                                                      plan to use net proceeds
                                                      from the offering for
                                                      capital expenditures,
                                                      repayment of
                                                      indebtedness and general
                                                      corporate purposes. See
                                                      "Use of Proceeds."
 Dividend policy....................................  We do not intend to pay dividends on our common
                                                      stock. We plan to retain
                                                      any earnings for use in
                                                      the operation of our
                                                      business and to fund
                                                      future growth.
 Proposed Nasdaq National Market symbol.............  CWON

         SUMMARY CONSOLIDATED AND COMBINED FINANCIAL AND OPERATING DATA

   The following table sets forth our selected consolidated financial data for the periods indicated. The consolidated statement of operations data and consolidated balance sheet data as of and for the period from inception through December 31, 1998 and as of and for the nine months ended September 30, 1999 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this prospectus. The unaudited pro forma combined statement of operations data and other financial and operating data give effect to the acquisition of Atlantic Connections, L.L.C. as if it had occurred on January 1, 1998. The unaudited pro forma combined balance sheet data give effect to that acquisition as if it had occurred on September 30, 1999. The pro forma as adjusted combined balance sheet data set forth below are unaudited and give effect to the offering and the application of the net proceeds of the offering, assuming an initial
offering price of $    per share and after deducting estimated underwriting
discounts and commissions and estimated offering expenses payable by us, as if they had occurred on September 30, 1999. The unaudited pro forma statements do not give effect to the up to $2.1 million additional purchase price payable in cash or, at our option, our common stock, in connection with the acquisition of Atlantic Connections if specified performance criteria are met in the 12 months following the acquisition. The results of our operations for the periods indicated are not necessarily indicative of the results of operations in the future.

   We have defined EBITDA as earnings before interest, taxes, depreciation, amortization and noncash deferred compensation. EBITDA is not a measure of performance under generally accepted accounting principles and should not be used as a substitute for net income, net cash provided by operating activities or other operating or cash flow statement data prepared in accordance with generally accepted accounting principles. Nevertheless, we have presented data related to EBITDA because we believe that EBITDA may be used by investors as supplemental information to evaluate a company's financial performance, including its ability to incur and/or service debt. Our definition of EBITDA may not be comparable to similarly titled measures used by other companies.

   You should read the financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our audited financial statements with related notes and our unaudited pro forma financial data with related notes contained elsewhere in this prospectus.

                                       Period Ended       Nine Months Ended
                                    December 31, 1998     September 30, 1999
                                   --------------------- ---------------------
                                    Actual    Pro forma   Actual    Pro forma
                                   --------  ----------- --------  -----------
                                             (unaudited)           (unaudited)
                                     (in thousands, except per share data)
Statement of Operations Data:
Revenues.......................... $     -     $ 6,472   $    947   $  7,186
Operating expenses:
  Network costs...................       -       5,287      2,577      7,371
  Selling, general and
   administrative.................    4,684      6,495     12,826     14,310
  Noncash deferred compensation...       87         87        996        996
  Depreciation and amortization...       36      1,333      3,373      4,044
                                   --------    -------   --------   --------
    Total operating expenses......    4,807     13,202     19,772     26,721
                                   --------    -------   --------   --------
    Loss from operations..........   (4,807)    (6,730)   (18,825)   (19,535)
Interest income (expense), net....       22       (866)      (832)    (1,498)
                                   --------    -------   --------   --------
Net loss.......................... $ (4,785)   $(7,596)  $(19,657)  $(21,033)
                                   ========    =======   ========   ========
Net loss per share................ $           $         $          $
                                   ========    =======   ========   ========
Other Financial Data:
Net cash provided by (used in)
 operating activities............. $  6,587              $(16,740)
Net cash used in investing
 activities.......................  (21,146)              (33,043)
Net cash provided by financing
 activities.......................   16,050                48,295
Capital expenditures..............   21,146                33,043
EBITDA............................   (4,684)   $(5,310)   (14,456)  $(14,495)
Operating Data:
Lines sold........................       -       1,854     12,303     16,151
UNE's installed...................       -          -       6,060      6,060
T-1 channels installed............       -          -         869        869
DSL lines installed...............       -          -          57         57
Resold lines installed............       -       1,854         -       3,848
                                   --------    -------   --------   --------
Total lines installed.............       -       1,854      6,986     10,834
Collocations installed............       -          -          68         68
Markets in operation..............       -           2          5          7
Number of switches deployed.......       -          -           5          5

                                                  As of September 30, 1999
                                              ---------------------------------
                                                                    Pro forma,
                                               Actual    Pro forma  as adjusted
                                              --------  ----------- -----------
                                                        (unaudited) (unaudited)
Balance Sheet Data:
Cash and cash equivalents.................... $      3   $    230      $
Working capital (deficit)....................   (9,582)   (10,089)
Property, plant and equipment, net...........   50,780     50,863
Total assets.................................   54,180     64,135
Long-term debt...............................    5,000     13,266
Stockholder's equity.........................   38,420     38,420

                                 RISK FACTORS

   You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

   If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

History of Operations--We only have a limited history upon which you can base your investment decision

   We were formed in June 1998 and we have recently entered nine markets and are starting the process of entering additional markets. As a result of our limited operating history, prospective investors have limited operating and financial data about us upon which to base an evaluation of our performance and an investment in our common stock. Our ability to provide an integrated package of bundled telecommunications services on a widespread basis and to generate operating profits and positive operating cash flow will depend upon our ability, among other things, to:

  .  develop our operational support and other back office systems;

  . obtain state authorizations to operate as a competitive local exchange carrier and any other required governmental authorizations;

  .  attract and retain an adequate client base;

  .  raise additional capital;

  .  attract and retain qualified personnel; and

  . enter into and implement interconnection agreements with ILECs on satisfactory terms.

   We cannot assure you that we will be able to achieve any of these objectives, generate sufficient revenues to achieve or sustain profitability, meet our working capital and debt service requirements or compete successfully in the telecommunications industry.

Future Revenues--We anticipate having future negative EBITDA and operating losses before we realize any significant revenues

   The development of our business and the deployment of our services and systems will require significant capital expenditures, a substantial portion of which will need to be incurred before the realization of sufficient revenues. We expect that our earnings before interest, taxes, depreciation and amortization, or EBITDA, will be negative while we emphasize development, construction and expansion of our telecommunications services business and until we establish a sufficient revenue-generating client base. For the nine months ended September 30, 1999 and for the period from inception (June 2, 1998) through December 31, 1998, after giving pro forma effect to the acquisition of Atlantic Connections and the incurrence of debt in connection therewith, we would have had operating losses of $19.5 million and $6.7 million, net losses of $21.0 million and $7.6 million and negative EBITDA of $14.5 million and $5.3 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." We expect that each of our markets will generally produce negative EBITDA for at least 18 to 30 months after operations commence in such market, and we expect to experience increasing operating losses, net losses and negative EBITDA as we expand our operations. We cannot assure you that we will achieve or sustain profitability or generate sufficient EBITDA to meet our working capital and debt service requirements, which could have a material adverse effect on our business, financial condition and results of operations.

Significant Capital Requirements--To expand and develop our business we will need a significant amount of cash; our ability to obtain additional financing is uncertain

   The expansion and development of our business and the deployment of our networks, services and systems will require significant capital expenditures, working capital, debt service and cash flow deficits. Our principal capital expenditure requirements involve the purchase and installation of collocation equipment, network switches and switch electronics, software for billing, client service and information systems, and network operations expenditures.

   The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of, among other things, the demand for our services and regulatory, technological and competitive developments, including additional market developments and new opportunities, in our industry. Our revenues and costs may also be dependent upon factors that are not within our control, including regulatory changes, changes in technology, and increased competition. Due to the uncertainty of these factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect our future capital requirements. If our actual capital requirements exceed our estimates, we may not be able to enter all of our targeted markets. We also expect that we may require additional financing or require financing sooner than anticipated if our development plans change or prove to be inaccurate or if we alter the schedule of our roll-out plan. We may also require additional financing in order to take advantage of unanticipated opportunities, to effect acquisitions of businesses, to develop new services or to otherwise respond to changing business conditions or unanticipated competitive pressures. Sources of additional financing may include commercial bank borrowings, vendor financing, or the private or public sale of equity or debt securities. We cannot assure you that we will be successful in raising sufficient additional capital on favorable terms or at all or that the terms of any indebtedness we may incur will not impair our ability to develop our business. Failure to raise sufficient funds may require us to modify, delay or abandon some of our planned future expansion or expenditures, which could have a material adverse effect on our business, financial condition and results of operations. In addition, availability under our credit facility is subject to significant conditions. Accordingly, we cannot assure you that those funds will be available to meet our capital needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Business Development and Expansion Risks--We expect to grow and cannot guarantee that we will be able to effectively manage our future growth

   We have recently begun operations in the first nine markets of our development plan. Our success will depend upon, among other things, our ability to access potential markets, obtain required governmental authorizations, franchises and permits, secure financing, market to, sell and provision new clients, implement interconnection and collocation with ILEC facilities, lease adequate trunking capacity from ILECs or CLECs, purchase and install switches in additional markets, implement efficient OSS and other back office systems, and develop a sufficient client base. The successful implementation of our business plan will result in rapid expansion of our operations and the provision of bundled telecommunications services on a widespread basis, which could place a significant strain on our management, operational, financial and other resources and increase demands on our systems and controls.

   Our ability to manage future growth, should it occur, will depend upon our ability to develop efficient OSS and other back office systems, monitor operations, control costs, maintain regulatory compliance, maintain effective quality controls and significantly expand our internal management, technical, information and accounting systems and to attract, assimilate and retain additional qualified personnel. See "--Dependence on Key Personnel." Failure to manage our future growth effectively could adversely affect the expansion of our client base and service offerings. We cannot assure you that we will successfully implement and maintain efficient operational and financial systems, procedures and controls or successfully obtain, integrate and utilize the employees and management, operational, financial and other resources necessary to manage a developing and expanding business in our evolving, highly regulated and increasingly competitive industry. Any failure to expand these areas and to implement and improve such systems, procedures and controls in an efficient manner at a pace consistent with the growth of our business could have a material adverse effect on our business, financial condition and results of operations.

   If we were unable to hire sufficient qualified personnel or develop, acquire and integrate successfully our operational and financial systems, procedures and controls, our clients could experience delays in connection of service and/or lower levels of client service, our resources may be strained and we may be subjected to additional expenses. Our failure to meet client demands and to manage the expansion of our business and operations could have a material adverse effect on our business, financial condition and results of operations.

Information and Processing Systems--We are dependent on our systems for effective billing and client service

   Sophisticated back office information and processing systems are vital to our growth and our ability to monitor costs, bill clients, provision client orders and achieve operating efficiencies. Our plans for the development and implementation of these systems rely, for the most part, on choosing products and services offered by third party vendors and integrating such products and services in-house to produce efficient operational solutions. We cannot assure you that these systems will be successfully implemented on a timely basis or that they will be implemented at all or that, once implemented, they will perform as expected. Failure by these vendors to deliver such products and services in a timely and effective manner and at acceptable costs, failure by us to adequately identify all of our information and processing needs, failure of our related processing or information systems or failure by us to effectively integrate such products or services could have a material adverse effect on us. Furthermore, we cannot assure that, as our suppliers revise and upgrade their hardware, software and equipment technology, we will not encounter difficulties in integrating the new technology into our business or that the new systems will be appropriate for our business. Furthermore, our right to use these systems is dependent upon license agreements with third party vendors. Some of these agreements may be cancelled by the vendor and the cancellation or nonrenewal of these agreements may have an adverse effect on us. See "--Risks Associated with Year 2000."

Difficulties in Implementation of Local and Enhanced Services--We may need to rely on the established local telephone companies to implement successfully our switched and enhanced services

   We are a recent entrant into the newly created competitive local telecommunications services industry. The local exchange services market in most states was only recently opened to competition due to the February 1996 passage of the Telecommunications Act and related regulatory rulings. There are numerous operating complexities associated with providing these services. We will be required to develop new products, services and systems and will need to develop new marketing initiatives to sell these services. We cannot assure you that we will be able to develop such products and services.

   We are deploying high capacity digital and packet switches in the cities in which we will operate networks. We initially intend to rely on the networks of ILECs or those of new market entrants (known as competitive local exchange carriers or CLECs) for some aspects of transmission. Subject to agreements to lease portions of other carriers' networks, including space in their equipment buildings, this will enable us to offer a variety of switched access services, high bandwidth data services, enhanced services and local dial tone services. The Telecommunications Act requires most of the traditional monopoly carriers to lease or "unbundle" elements of their networks and permit us to purchase the call origination and call termination services we need, thereby decreasing our operating expenses. Given that the unbundling rules of the Federal Communications Commission, known as the FCC, have recently been modified (as discussed below), we cannot assure you that such unbundling will continue to occur in a timely manner or that the prices for such elements will be favorable to us. In addition, our ability to implement successfully our switched and enhanced services will require the negotiation of interconnection and collocation agreements with ILECs and CLECs, which can take considerable time, effort and expense and are subject to federal, state and local regulation.

   In August 1996, the FCC released a decision implementing the interconnection portions of the Telecommunications Act, known as the Local Competition Order. The Local Competition Order establishes rules for negotiating interconnection agreements and guidelines for review of such agreements by state public utilities commissions. In 1997, the United States Court of Appeals for the Eighth Circuit issued decisions that vacated some portions of the Local Competition Order. On January 25, 1999, the United States Supreme Court issued an opinion confirming the FCC's authority to issue regulations implementing the pricing and other provisions of the Telecommunications Act and reinstating most of the FCC rules previously vacated by the Eighth Circuit. Among other things, the Supreme Court held that the FCC has general authority under the Telecommunications Act to promulgate regulations governing local interconnection pricing, to adopt a "pick and choose rule," and to enact rules governing access to unbundled network elements.

   However, the Supreme Court instructed the FCC to reconsider an earlier determination regarding the extent to which ILECs are required to unbundle elements of their networks and lease those unbundled elements to CLECs. Certain ILECs have indicated in papers filed with the U.S. Court of Appeals for the Eighth Circuit that they plan additional appeals of the FCC's pricing rules on the grounds that the FCC, while possessing the authority to create these rules, has done so incorrectly. On November 5, 1999, the FCC, in response to the Supreme Court's remand, issued an order revisiting its rules on the network elements that incumbents must make available, including those used in the provision of advanced services. While we do not believe that these revisions will have significant impact on our business, other parties may request reconsideration or an appeal of this order. Such continued delays in establishing final interconnection rules could delay implementation of our business plan.

   Many new carriers have experienced difficulties in working with the ILECs with respect to ordering, interconnecting, leasing premises, and implementing the systems used by these new carriers to order and receive unbundled network elements and wholesale services from the ILECs. Coordination with ILECs is necessary for new carriers such as us to provide local service to clients on a timely and competitive basis. The Telecommunications Act created an incentive for Regional Bell Operating Companies, also known as RBOCs, to cooperate with new carriers and permit access to their networks by denying RBOCs the ability to provide long distance services within the same region that they provide local service until they have satisfied statutory conditions designed to open their local markets to competition. The RBOCs in our proposed markets are not yet permitted by the FCC to offer long distance services, although some have made significant progress toward gaining this permission. We cannot assure you that these RBOCs will be accommodating to us once they are permitted to offer long distance service. If we are unable to obtain the cooperation of an RBOC in a region, whether or not such RBOC has been authorized to offer long distance service, our ability to offer local services in such region on a timely and cost-effective basis would be adversely affected. In addition, both proposed and recently completed mergers involving RBOCs, including Bell Atlantic's proposed merger with GTE, SBC's merger with Ameritech and the proposed acquisition by Qwest of US West as well as MCI WorldCom's proposed acquisition of Sprint, could facilitate such a combined entity's ability to provide many of the services offered by us, thereby making it more difficult to compete against them.

   The Telecommunications Act requires a local telephone company to compensate another telephone company when it delivers a local call to a client on the other telephone company's network. A number of ILECs around the country have been contesting whether the obligation to pay this "reciprocal compensation" to CLECs should apply to local telephone calls from a client on the ILEC network to an Internet service provider, often referred to as an ISP, on the CLEC network. The ILECs claim that this traffic is not local, but instead is interstate in nature and therefore should be exempt from compensation arrangements applicable to local, intrastate calls. Most states have required ILECs to pay reciprocal compensation for ISP-bound traffic. However, on February 25, 1999, the FCC adopted an order in which it determined that calls to ISPs are interstate in nature and proposed rules to govern compensation to carriers for transmitting these calls. It stated, however, that its action was not intended to dislodge previous state decisions interpreting interconnection agreements between ILECs and CLECs to require reciprocal compensation between two local carriers jointly delivering dial-up traffic to ISPs. Since that time, some states have decided that this traffic is still local, while at least one has reconsidered previous decisions and found this traffic to be interstate in nature.

   Currently, the FCC does not require ISPs to pay access charges to ILECs for connecting to the local telephone network or to contribute to universal service funds. However, the FCC's order concerning reciprocal compensation could affect the costs incurred by ISPs and the demand for their offerings. Because of the uncertainty surrounding the payment of reciprocal compensation by ILECs to CLECs for calls delivered to ISPs, we have not relied upon such reciprocal compensation in the calculation of our potential future revenues; thus, an unfavorable outcome should not materially affect such potential future revenues.

   Our data and voice services may not be profitable due to, among other factors, lack of client demand, inability to secure access to ILEC facilities on acceptable terms, and competition and pricing pressure from the ILECs and CLECs. We cannot assure you that we will be able to successfully implement our switched and enhanced services strategy. Implementation of our data and voice services is also dependent upon equipment manufacturers' ability to meet our switch deployment schedule. We cannot assure you that switches will be deployed on the schedule contemplated by us or that, if deployed, such switches will be utilized to the degree contemplated by us. Any of the foregoing factors could have a material adverse effect on our business, financial condition and results of operations.

We Depend on Portions of the ILECs' Networks for DSL Technology--DSL technology may not operate as expected on incumbent local carrier networks and may interfere with or be affected by other transport technologies

   We depend significantly on the quality of the copper telephone lines we obtain from Bell Atlantic, or other ILECs providing services in our target markets, and their maintenance of these lines to provide DSL services. We cannot assure you that we will be able to obtain the copper telephone lines and the services we require from these ILECs on a timely basis or at quality levels, prices, terms and conditions satisfactory to us or that such ILECs will maintain the lines in a satisfactory manner.

   All transport technologies using copper telephone lines have the potential to interfere with, or to be interfered with by, other traffic on adjacent copper telephone lines. This interference could degrade the performance of our services or make us unable to provide service on selected lines. In addition, incumbent carriers may claim that the potential for interference by DSL technology permits them to restrict or delay our deployment of DSL services. The telecommunications industry and regulatory agencies are still developing procedures to resolve interference issues between competitive carriers and incumbent carriers, and these procedures may not be effective. We may be unable to successfully negotiate interference resolution procedures with incumbent carriers. Interference, or claims of interference, if widespread, would adversely affect our speed of deployment, reputation, brand image, service quality and client retention and satisfaction and may have a material adverse effect on our business, financial condition and results of operations.

Dependence on Leased Trunking Capacity--Failure to obtain permits or rights-of-way may affect our ability to develop our networks

   Under our network buildout strategy, we will initially seek to lease from ILECs and CLECs local fiber trunking capacity connecting our switch to particular ILEC central offices. In the future, we may seek to replace this leased trunk capacity with our own fiber if warranted by traffic volume growth. We cannot assure you that all required trunking capacity will be available to us on a timely basis or on favorable terms. The failure to obtain such leased fiber could delay our ability to penetrate some of our markets or require us to make additional unexpected up-front capital expenditures to install our own fiber and could have a material adverse effect on our business, financial condition and results of operations. If and when we seek to install our own fiber, we must obtain local franchises and other permits, as well as rights-of-way to utilize underground conduit and aerial pole space and other rights-of-way from entities such as ILECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. We cannot assure you that we will be able to obtain and maintain the franchises, permits and rights needed to implement our network buildout on favorable terms. The failure to enter into and maintain any such required arrangements for a particular network may affect our ability to develop that network and may have a material adverse effect on our business, financial condition and results of operations. See "Business-- Service Introduction."

Competition--We face a high level of competition in the telecommunications industry

   The telecommunications industry is highly competitive, and one of the primary purposes of the Telecommunications Act is to foster additional competition. In each of our markets, we compete principally with the ILEC serving such market, which is generally one of the RBOCs. The ILECs have long-standing relationships with their clients, financial, technical and marketing resources substantially greater than ours and the potential to fund competitive services with cash flows from a variety of businesses, and currently benefit from existing regulations that favor the ILECs over ICPs and CLECs in some respects. Furthermore, RBOCs recently have been granted, under particular conditions, pricing flexibility from federal regulators with regard to special access services with which we compete.

   It is likely that we will also face competition from ICPs and facilities-based CLECs in some of our markets. After the investment and expense of establishing a network and support services in a given market, the marginal cost of carrying an additional call is negligible. Accordingly, in those markets where there are other ICPs and facilities-based CLECs, we expect substantial price competition. We believe that second and third tier markets will support only a limited number of competitors and that operations in such markets with multiple competitive providers are likely to be unprofitable for one or more of such providers. The primary competitors in our targeted markets are ILECs, such as Bell Atlantic, Frontier, SNET and Ameritech and CLECs, such as Adelphia Business Solutions, Inc. Although there is currently only limited penetration by ICPs and CLECs in our target markets, we cannot assure you that additional competitors will not enter our target markets in the future, including the additional markets in our plans.

   Other potential competitors in our markets include resellers, microwave, satellite and other wireless telecommunications providers, cable television companies, electric utilities and RBOCs seeking to operate outside their current local service areas. In particular, electric utilities and cable companies are likely competitors given their existing rights of way. The development of networks utilizing new technologies such as Internet telephony, cable modem service and terrestrial wireless networks and satellite transmission, which can be used to provide high capacity wireless local loop, LAN, Internet access and interactive services might also create significant new competitors that may have a lower cost basis than we have. We believe that there may also be an increasing level of agent and distributor resale initiatives in third tier markets.

   Prices in both the long distance business and the data transmission business have declined significantly in recent years and are expected to continue to decline. We will face competition from large carriers such as AT&T Corp., MCI WorldCom Corporation and Sprint Corporation as well as from other resellers and companies offering Internet telephony services. In addition, long distance carriers, including AT&T, MCI WorldCom and Sprint, as well as smaller carriers, have begun to offer integrated local and long distance telecommunications services. The RBOCs are also making concerted efforts to gain regulatory permission under the Telecommunications Act to offer their own bundled local and long distance services. For instance, Bell Atlantic-New York has filed a request to provide interstate long distance to New York consumers before the FCC and the New York Public Service Commission has filed comments supporting that request. If the FCC approves the application, Bell Atlantic-New York could be permitted to provide long distance service to New York consumers as soon as the end of 1999.

   While recent regulatory initiatives allow competitive telecommunications providers such as us to interconnect with an ILEC's facilities and to obtain unbundled network elements from the ILECs, some initiatives also provide increased pricing flexibility for, and relaxation of regulatory oversight of, ILECs. This may present ILECs with an opportunity to subsidize services that compete with our services with revenues generated from non-competitive services. This would allow ILECs to offer competitive services at lower prices.

We cannot assure you that we will be able to obtain the interconnections and unbundled network elements we require on terms and conditions that will permit us to offer switched and advanced, high speed digital services at rates that are both competitive and profitable. Various states, including New York, are conducting or will conduct proceedings to determine the prices for interconnection and unbundled network elements in the future. We cannot predict the outcome of these proceedings. See "--We Depend on Portions of the ILECs' Networks for DSL Technology" and "--Difficulties in Implementing Local and Enhanced Services." If the ILECs engage in increased volume and discount pricing practices or charge competitive telecommunications providers increased fees for interconnection or the provision of unbundled network elements, it may have a material adverse effect on our business, financial condition and results of our operations.

   We expect to experience declining prices and increasing price competition. We cannot assure you that we will be able to achieve or maintain adequate market share or margins, or compete effectively, in any of our markets. Moreover, substantially all of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours as well as other competitive advantages over our business, financial condition and results of operations. Any of the foregoing factors could have a material adverse effect on us. See "Business--Competition."

Dependence on Key Personnel--We depend on certain key personnel and could be affected by the loss of their services

   We are managed by a small number of key executive officers, most notably Steve M. Dubnik, our Chairman, President and Chief Executive Officer. We believe that our success will depend in large part on our ability to attract and retain qualified management, technical, marketing and sales personnel and the continued contributions of such management and personnel. Competition for qualified employees and personnel in the telecommunications industry is intense and there is a limited number of persons with knowledge of and expertise in the industry. We do not maintain key person life insurance for any of our executive officers, other than Mr. Dubnik. Although we have been successful in attracting and retaining qualified personnel, we cannot assure you that we will be able to hire or retain necessary personnel in the future. The loss of services of one or more of these key individuals, particularly Mr. Dubnik, or the inability to attract and retain additional qualified personnel, could materially and adversely affect us. In addition, if Mr. Dubnik ceases to be our Chief Executive Officer and a replacement satisfactory to the lenders under our credit facility is not hired within 180 days, there will be an event of default under our credit facility and the lenders may declare all amounts outstanding under the credit facility immediately due and payable.

Government Regulation--FCC and state regulations may limit the services we can offer

   Our networks and the provision of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon our business, financial condition and results of our operations.

   We cannot assure you that the FCC or state commissions will grant required authority or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations. If authority is not obtained or if our schedules of prices, terms, and conditions, also referred to as tariffs, are not filed, or are not updated, or otherwise do not fully comply with the rules of the FCC or state regulatory agencies, third parties or regulators could challenge these actions. Such challenges could cause us to incur substantial legal and administrative expenses.

   Our Internet operations are not currently subject to direct regulation by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, the FCC has recently indicated that some services offered over the Internet, such as phone-to-phone Internet protocol telephony, may be functionally indistinguishable from traditional telecommunications service offerings and their non-regulated status may have to be re-examined. We are unable to predict what regulations may be adopted in the future, or to what extent existing laws and regulations may be found applicable, or the impact such new or existing laws may have on our business. New laws or regulations relating to Internet services, or existing laws found to apply to them, may have a material adverse effect on our business, financial condition or results of operations. Although the FCC has recently decided not to allow local telephone companies to impose per-minute access charges on Internet service providers, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. In addition, some telephone companies are seeking relief through state regulatory agencies. Such rules, if adopted, would affect our costs of serving dial-up clients and could have a material adverse effect on our business, financial condition or results of operations.

   The Telecommunications Act remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on us and our operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. We cannot assure you that these changes will not have a material adverse effect on our business, financial condition or results of operations.

   In May 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. For example, the FCC established new subsidies for telecommunications and information services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400.0 million. The FCC also expanded the federal subsidies for local exchange telephone service provided to low-income consumers. Providers of interstate telecommunications services, such as we are, as well as other entities, must pay for these programs. Our share of the payments into these federal subsidy funds will be based on our share of specified defined telecommunications end-user revenues. Currently, the FCC is assessing such payments on the basis of a provider's revenue for the previous year. Since we had no significant revenues in 1998, we will not be liable for subsidy payments in any material amount during 1999. With respect to subsequent years, however, we are currently unable to quantify the amount of subsidy payments that we will be required to make and the effect that these required payments will have on our financial condition. In the May 1997 order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas, which may result in further substantial increases in the overall cost of the subsidy program. Several parties appealed the May 1997 order. The appeals were consolidated and transferred to the United States Court of Appeals for the Fifth Circuit which issued a decision on July 30, 1999. Specifically, the Fifth Circuit: (1) reversed the FCC's decision to assess contributions based on the intrastate revenues of universal service contributors; (2) reversed and remanded for further consideration the FCC's decision to assess contributions based on the international revenues of contributors having interstate revenues; and (3) reversed the FCC's decision to "require" incumbent local exchange carriers to recover universal service contributions through their interstate access charges. In October 1999, the FCC issued revised rules consistent with the Court's mandate. In October 1999, the FCC also adopted an order revising its rules for subsidizing service by large telephone companies to consumers in high cost areas, which has not yet been released. Based on the FCC's press release regarding the order, the revised rules are likely to increase the overall cost of the subsidy program. Various states are also in the process of implementing their own universal service programs.

   To the extent we provide interexchange telecommunications service, we are required to pay access charges to ILECs when we use the networks of those companies to originate or terminate interexchange calls. Also, as a competitive telecommunications provider, we provide access services to other interexchange service providers. The interstate access charges of ILECs are subject to extensive regulation by the FCC, while those of competitive telecommunications providers are subject to a lesser degree of FCC regulation but remain subject to the requirement that all charges be just, reasonable, and not unreasonably discriminatory. In two orders released in December 1996 and May 1997, the FCC made major changes in the interstate access charge structure. In the December 1996 order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on our ability to compete in providing interstate access services. The May 1997 order substantially increased the costs that ILECs, subject to the FCC's price cap rules, also known as price cap LECs, recover through monthly, non-traffic-sensitive access charges and substantially decreased the costs that price cap LECs recover through traffic-sensitive access charges. In an Order issued in August 1999, the FCC furthered its plan to bring interstate access rate levels more in line with cost by granting some large, established LECs increased pricing flexibility upon demonstration of increased competition (or potential competition) in relevant markets and sought comment on further changes in the rules to increase ILEC flexibility. In addition, the FCC is seeking comments on a joint proposal of several ILECs and IXCs to further reduce access charges and create a new universal service fund to which all telecommunications carriers would be required to contribute. The manner in which the FCC has implemented and continues to implement its efforts to lower access charge levels could have a material effect on our ability to compete in providing interstate access services. We also assess access charges to companies that use our facilities to originate or terminate long distance calls. Some of these companies, including AT&T and Sprint, have announced plans to resist paying access charges that exceed the access charges of the ILEC in any given geographic area. In addition, the FCC's August 1999 access charge order requested comment on whether the FCC should take steps to limit CLEC access charges. While we have not experienced any challenges to our rights to collect access charges, we could experience them in the future. If so, the effect upon our business, financial condition and results of operations could be material and adverse.

Technological Changes in the Telecommunications Industry--Our inability to adapt to such technological change could affect our business

   The telecommunications industry is subject to rapid and significant changes in technology, and we must rely, to an extent, on third parties for the development of and access to new technology. The effect of technological changes on our business cannot be predicted. We believe that our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet client demands. We cannot assure you that we will obtain access to new technology on a timely basis or on satisfactory terms. Any failure by us to obtain new technology could have a material adverse effect on our business, financial condition or results of operations.

Possible Future Acquisitions, Investments and Strategic Alliances--We may not have the ability to develop strategic alliances or investments needed to complement our existing business

   We may seek, as part of our business strategy, to develop strategic alliances and to make investments or acquire assets or other businesses that will relate to our existing business. Recently, we acquired Atlantic Connections, L.L.C., a local and long distance service provider. We are unable to predict whether or when any planned or prospective acquisitions or strategic alliances will occur or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to finance acquisitions and strategic alliances may be constrained by our degree of leverage at the time of such acquisition. In addition, our credit facility may significantly limit our ability to make acquisitions or enter into strategic alliances and to incur indebtedness in connection with acquisitions and strategic alliances. Such transactions commonly involve risks, including, among others:

  .  the difficulty of assimilating the acquired operations and personnel;

  . the potential disruption of our ongoing business and diversion of resources and management time;

  . the inability of management to maximize our financial and strategic position by the successful incorporation of licensed or acquired technology and rights into our service offerings;

  . the possible inability of management to maintain uniform standards, controls, procedures and policies;

  . the risks of entering markets in which we have little or no direct prior experience; and

  . the potential impairment of relationships with employees or clients as a result of changes in management or otherwise arising out of such transactions.

   We cannot assure you that any acquisition will be made, that we will be able to obtain financing needed to fund such acquisitions and, if any acquisitions are so made, that the acquired business will be successfully integrated into our operations or that the acquired business will perform as expected. We currently have no definitive agreements with respect to any acquisition, although from time to time we may have discussions with other companies and assess opportunities on an ongoing basis.

   In addition, if we were to proceed with one or more significant strategic alliances, acquisitions or investments in which the consideration consists of cash, a substantial portion of our available cash (including proceeds of this offering) could be used to consummate the strategic alliances, acquisitions or investments. The financial impact of acquisitions, investments and strategic alliances could have a material adverse effect on our business, financial condition and results of operations and could cause substantial fluctuations in our quarterly and yearly operating results. Furthermore, the use of our common stock as consideration for acquisitions will result in dilution to our shareholders.

Long Distance Business--We may fail to achieve acceptable profits on our long distance business due to high levels of competition, declining prices and low customer retention rate

   The long distance business is extremely competitive, and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has a low customer retention rate, as clients frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. We will rely on other carriers to provide us with a major portion of our long distance transmission network. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. The negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling patterns and traffic levels of our future clients. In the event that we fail to meet such minimum volume commitments, we may be obligated to pay underutilization charges, and, in the event we underestimate our need for transmission capacity, we may be required to obtain capacity through more expensive means. Our failure to achieve acceptable profits on our long distance business could have a material adverse effect on our business, financial condition and results of operation.

Risks Related to Data Transmission Business--As a new entrant in the market, we may initially generate low or negative gross margins

   As a new entrant in the data transmission business, we expect to generate low or negative gross margins and substantial start-up expenses as we begin to offer data transmission services. The success of our data transmission business will be dependent upon, among other things, the effectiveness of our sales personnel in the promotion and sale of our data transmission services, the acceptance of such services by potential clients, and our ability to hire and train qualified personnel and further enhance our services in response to future technological changes. We cannot assure you that we will be successful with respect to these matters. If we are not successful with respect to these matters, it could have a material adverse effect on our business, financial condition and results of operations.

Risks Associated With Year 2000--Our financial condition may be adversely affected if our systems and those of our suppliers fail because of Year 2000 problems

   The commonly referred to Year 2000, or Y2K, problem results from the fact that many existing computer programs and systems use only two digits to identify the year in the date field. These programs were designed and developed without considering the impact of a change in the century designation. If not corrected, computer applications that use a two-digit format could fail or create erroneous results in any computer calculation or other processing involving the year 2000 or a later date. We have identified two main areas of Y2K risk:

  . Computer systems could be disrupted, provide erroneous results, or fail, causing an interruption or decrease in productivity in our operations; and

  . Computer systems of third parties including equipment suppliers and other vendors, ILECs, financial institutions, landlords and others could be disrupted, provide erroneous results, or fail, causing an interruption or decrease in our ability to continue our operations.

   As a new ICP, we have engaged reputable suppliers of equipment and telecommunications software and other services to launch our company. For example, we use Compaq(R) and Dell(R) PCs, Sun(R) Unix-based servers, Lucent(R) switches, Oracle(R) RDBMS, and Microsoft(R) office products. Software companies we have used to develop sophisticated systems primarily use known software development tools and have multiple clients using similar software. In our corporate headquarters we have off-the-shelf HVAC, security, and other systems installed pursuant to our specifications. We believe that all of our actual and expected vendor and supplier companies are well aware of Year 2000 issues. However, we are in the final testing stages of our key computer systems and equipment to ensure that they are Y2K compliant.

Control by Large Stockholders--After the offering, private equity funds managed by Morgan Stanley Dean Witter Capital Partners will continue to control a significant portion of our common stock and conflicts of interest may arise

   When this offering is completed, funds managed by Morgan Stanley Dean
Witter Capital Partners, or MSDWCP, will beneficially own approximately     %
of our outstanding common stock (or approximately   % if the U.S. underwriters
exercise their over allotment option in full). As a result, MSDWCP will control all matters requiring shareholder approval, including any determination with respect to mergers or other business combinations involving us.

   We have entered into an agreement with MSDWCP and certain other investors relating to the election of directors. See "Management--Election of Directors; Voting Agreement." By controlling the Board, MSDWCP will have overall control over management of the Company, including:

  . any determination with respect to our directions and policies (including the appointment and removal of officers);

  .  the acquisition or disposition of our assets;

  .  future issuances of our common stock or other securities; and

  .  our incurrence of debt.

   This control by MSDWCP could delay or prevent our acquisition by other investors. Conflicts might arise in transactions between us and MSDWCP, including the negotiation or enforcement of the terms of any such transactions. In addition, there are no restrictions on other investments that may be pursued by MSDWCP and conflicts might arise with respect to future business opportunities.

Lack of Trading Market--A failure of an active trading market to develop for our common stock could materially adversely affect your investment in our common stock

   Our common stock has not been traded in the public market before this offering. We have applied to the Nasdaq National Market for quotation of our common stock, but we do not know whether active trading in our common stock will develop or continue after this offering. We will determine the price you will pay for our common stock through negotiations with the underwriters. You may not be able to resell your shares at or above the price you will pay for our common stock. Among the factors to be considered in determining the initial public offering price will be our future prospects and the prospects of our industry in general, our sales, results of operations and other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Dilution of Your Stock--You will incur immediate and substantial dilution of the book value of your investment

   The initial public offering price will be substantially higher than the net tangible book value per share of our outstanding common stock, which is negative. As a result, you will incur immediate, substantial dilution. In addition, we have issued options to acquire our common stock at prices significantly below the initial public offering price. You may incur additional dilution if holders of stock options, whether currently outstanding or subsequently granted, exercise their options. For more information, see "Dilution."

Impact of Future Sales on Stock Price--Sales of substantial amounts of our common stock in the public market could depress our stock price

   Sales of substantial amounts of our common stock in the public market following this offering, or the appearance that a large number of our shares are available for sale, could adversely affect the market price for our common stock. The number of shares of our common stock available for sale in the public market will be limited by lock-up agreements under which our executive officers, directors and principal stockholders, who will collectively hold
      % of our common stock after this offering, or      % if the underwriters
exercise their over-allotment option in full, have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters. In addition to the adverse effect a price decline could have on holders of common stock, that decline would likely impede our ability to raise capital through the issuance of additional shares of common stock or other equity securities.

   After this offering, the holders of          shares of common stock will
have the right to require us to register the sale of their shares, subject to limitations specified in the registration rights agreement and to the lock-up agreements described above. The holders of these shares also have the right to require us to include their shares in any future public offerings of our equity securities. Following this offering, we intend to file a registration
statement on Form S-8 under the Securities Act to register      shares of
common stock subject to outstanding stock options or reserved for issuance under our stock incentive plans. The sale of these additional shares into the public market may further adversely affect the market price of our common stock.

Certain Limitations on Changes in Control of Our Company

   Our certificate of incorporation and by-laws and applicable provisions of the Delaware General Corporation Law contain several provisions, including those described below, that, once effective, may make the acquisition of a controlling interest in us more difficult without the approval of our Board of Directors.

   Except for the classified board, which will be in effect immediately, the provisions listed below will only be in effect upon the earlier of the date MSDWCP owns less than 17.5% of our outstanding stock or has given its consent, which we refer to as the Trigger Date:

  . our Board of Directors is classified into three classes, each of which (after an initial transition period) will serve for staggered three-year terms;

  .  a director may be removed by our stockholders only for cause;

  . our stockholders may take action by written consent instead of by a meeting only if all stockholders sign the written consent;

  . our stockholders must comply with advance notice and other procedures specified in our bylaws in order to nominate candidates for election to our Board of Directors or to place stockholders' proposals on the agenda for consideration at meetings of the stockholders; and

  . business combinations involving one or more persons that own or intend to own at least 10% of our voting stock (other than MSDWCP) must be approved by the affirmative vote of at least 66 2/3% of our voting stock (excluding that held by such person or persons) or by a majority of "continuing directors"

     (as that term is defined in our certificate of incorporation) and in accordance with the "fair price" provisions specified in the certificate of incorporation.

For more information about these provisions, see "Description of Capital
Stock."

   In addition, our certificate of incorporation provides that we may issue preferred stock without shareholder approval. Following the Trigger Date, preferred stock could be issued by us in connection with a shareholder rights plan without the consent of MSDWCP. The issuance of preferred stock in connection with a shareholder rights plan would cause substantial dilution to any person or group that attempts to acquire Choice One on terms not approved in advance by our Board of Directors. In addition, Section 203 of the Delaware General Corporation Law imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Choice One has expressly elected at this time not to be governed by
Section 203. Any change in that election must be approved by a majority vote of our stockholders.

Risks Regarding Forward-Looking Statements

   We have made some statements in this prospectus, including some under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere, which constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                USE OF PROCEEDS

   We estimate that our net proceeds from the sale of the       shares of
common stock will be approximately $    million ($    if the underwriters
exercise their over-allotment option in full) assuming an initial public
offering price of $    per share and after deducting estimated underwriting
discounts and commissions and estimated offering expenses of $    payable by
us.

   We will use a portion of the net proceeds to repay any outstanding amounts under our credit facility. Indebtedness under this credit facility as of November 15, 1999 was approximately $36.7 million, which was incurred to finance the Atlantic Connections acquisition and for general corporate purposes. This facility matures on November 3, 2007 and, on November 15, 1999, bore interest at a weighted average rate of approximately 10.5%. We expect to use the remainder of the net proceeds for capital expenditures relating to our planned expansion and working capital and other general corporate purposes. Pending such uses, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never paid or declared any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth.

                                CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 1999 on (i) an actual basis, (ii) a pro forma basis to give effect to the acquisition of Atlantic Connections as of such date and (iii) a pro forma, as adjusted basis which further adjusts the pro forma amounts to give effect to the offering as of such date and the application of the estimated net proceeds
therefrom, assuming an initial public offering price of $    per share and
after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, as if they had occurred on September 30, 1999. This table should be read in conjunction with the Consolidated Financial Statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.

                                                  As of September 30, 1999
                                                -------------------------------
                                                            Pro     Pro forma,
                                                 Actual    forma    as adjusted
                                                --------  --------  -----------
                                                         (unaudited)
                                                  (in thousands, except per
                                                         share data)
Cash and cash equivalents...................... $      3  $    230
                                                ========  ========
Long-term debt:
  Credit facility.............................. $  5,000  $ 16,278
Stockholder's equity:
  Common Stock, $ 0.01 par value; 134,604
   shares authorized, actual, 62,105 shares
   issued and outstanding, actual;       shares
   authorized, pro forma,     shares issued and
   outstanding, pro forma;       shares
   authorized, pro forma, as adjusted,
   shares issued and outstanding, pro forma,
   as adjusted.................................        1         1
  Additional paid-in capital...................   68,886    68,886
  Deferred compensation........................   (6,025)   (6,025)
  Accumulated deficit..........................  (24,442)  (24,442)
                                                --------  --------      ---
    Total stockholder's equity.................   38,420    38,420
                                                --------  --------      ---
      Total capitalization..................... $ 43,420  $ 54,698
                                                ========  ========      ===

                                   DILUTION

   Our pro forma net tangible book value (deficit) as of September 30, 1999
was approximately $    million, or $      per share. Pro forma net tangible
book value (deficit) per share is equal to our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding. After giving effect to the acquisition of Atlantic Connections and the proceeds of this offering, assuming an initial public offering price
of $      per share and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us, our pro forma net tangible
book value as of September 30, 1999 would have been approximately $     , or
$      per share. This represents an immediate increase in pro forma net
tangible book value of $    per share to existing stockholders and an
immediate dilution of $    per share to new investors. The following table
illustrates this dilution, as of September 30, 1999:

      Assumed initial public offering price............................. $
      Pro forma net tangible book value (deficit) per share before this offering......................................................... $
      Increase in pro forma net tangible book value per share
       attributable to new investors....................................
      Pro forma net tangible book value per share after this offering...
      Dilution per share to new investors...............................

   The following table summarizes on a pro forma basis as described above, the difference, as of September 30, 1999, between existing stockholders and new investors with respect to the number of shares of common stock to be purchased, the total consideration paid to Choice One and the average price per share paid:

                                             Shares         Total
                                           purchased    consideration   Average
                                         -------------- --------------   price
                                         Number Percent Amount Percent per share
                                         ------ ------- ------ ------- ---------
Existing stockholders...................              % $            %   $
New investors...........................
                                         -----   -----  -----   -----
  Total.................................              % $            %
                                         =====   =====  =====   =====

   The table above assumes no exercise of stock options outstanding at
September 30, 1999. As of September 30, 1999, there were      options
outstanding to purchase a total of      shares of common stock at a weighted
average exercise price of $      per share. To the extent any of these options
are exercised, there will be further dilution to new investors.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   The following table sets forth our selected consolidated financial data for the periods indicated. The consolidated statement of operations data and consolidated balance sheet data as of and for the period from inception through December 31, 1998 and as of and for the nine months ended September 30, 1999 have been derived from our consolidated financial statements included elsewhere in this prospectus which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this prospectus. The results of our operations for the periods indicated are not necessarily indicative of the results of operations in the future.

   You should read the selected consolidated financial data set forth below in conjunction with the Consolidated Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                            Period ended    Nine months ended
                                          December 31, 1998 September 30, 1999
                                          ----------------- ------------------
                                            (in thousands, except per share
                                                         data)
Statement of Operations Data:
Revenues.................................     $     -            $    947
Operating expenses:
 Network costs...........................           -               2,577
 Selling, general and administrative.....        4,684             12,826
 Noncash deferred compensation...........           87                996
 Depreciation and amortization...........           36              3,373
                                              --------           --------
  Total operating expenses...............        4,807             19,772
                                              --------           --------
  Loss from operations...................       (4,807)           (18,825)
Interest and other income (expense)......           22               (832)
                                              ========           ========
Net loss.................................     $ (4,785)          $(19,657)
                                              ========           ========
Net loss per share.......................     $                  $
                                              ========           ========
Other Financial Data:
Net cash provided by (used in) operating
 activities..............................     $  6,587           $(16,740)
Net cash used in investing activities....      (21,146)           (33,043)
Net cash provided by financing
 activities..............................       16,050             48,295
Capital expenditures.....................       21,146             33,043
EBITDA...................................       (4,684)           (14,456)
Operating Data:
Lines sold...............................           -              12,303
UNE's installed..........................           -               6,060
T-1 channels installed...................           -                 869
DSL lines installed......................           -                  57
Resold lines installed...................           -                  -
                                              --------           --------
Total lines installed....................           -               6,986
Collocations installed...................           -                  68
Markets in operation.....................           -                   5
Number of switches deployed..............           -                   5

                                                                    As of
                                                              September 30, 1999
                                                              ------------------
Balance Sheet Data:
Cash and cash equivalents....................................      $     3
Working capital (deficit)....................................       (9,582)
Property, plant and equipment, net...........................       50,780
Total assets.................................................       54,180
Long-term debt...............................................        5,000
Stockholder's equity.........................................       38,420

         UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

   The unaudited 1998 pro forma condensed combined statement of operations reflects the combination of the statement of operations of Choice One for the period from inception (June 2, 1998) through December 31, 1998 and the statements of operations of Atlantic Connections L.L.C. and its predecessors (Atlantic Connections, Inc. and Atlantic Connections, Ltd.), or Atlantic Connections, for the year ended December 31, 1998, as adjusted for the acquisition, as if the acquisition was consummated on January 1, 1998. The unaudited 1999 nine month pro forma statement of operations reflects the combination of the statement of operations of Choice One for the nine months ended September 30, 1999 and the statement of operations of Atlantic Connections for the nine months ended September 30, 1999, as adjusted for the acquisition as if the acquisition was consummated on January 1, 1998. The unaudited pro forma condensed combined balance sheet is presented as if the acquisition was consummated on September 30, 1999. The unaudited pro forma statements do not give effect to the up to $2.1 million additional purchase price payable in cash or, at our option, our common stock in connection with the acquisition of Atlantic Connections if specified performance criteria are met in the 12 months following the acquisition. The unaudited pro forma statements should be read in conjunction with the separate historical financial statements of Choice One and Atlantic Connections and its predecessors and the notes thereto, and with the accompanying notes to the pro forma statements.

   The unaudited pro forma statements are based upon currently available information and upon certain assumptions that Choice One believes are reasonable under the circumstances. The unaudited pro forma statements do not purport to represent what Choice One's financial position or results of operations would actually have been if the transaction in fact had occurred on such date or at the beginning of the period indicated or to project the Company's financial position or the results of operations at any future date or for any future period.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1998

                                             Atlantic
                            Choice One     Connections
                            historical   and predecessors
                          from inception    pro forma
                          (June 2, 1998)     for the
                             through        year ended
                           December 31,    December 31,    Pro forma    Pro forma
                               1998          1998(3)      adjustments   combined
                          -------------- ---------------- -----------   ---------
                             (in thousands, except share and per share data)
Revenues................     $    -          $ 6,472        $    -       $ 6,472
Operating expenses:
  Network costs.........          -            5,287             -         5,287
  Selling, general and
   administrative.......       4,684           1,811             -         6,495
  Noncash deferred
   compensation.........          87              -              -            87
  Depreciation and
   amortization.........          36             610            687 (1)    1,333
                             -------         -------        -------      -------
    Total operating
     expenses...........       4,807           7,708            687       13,202
                             -------         -------        -------      -------
Loss from operations....      (4,807)         (1,236)          (687)      (6,730)
Interest income
 (expense), net.........          22            (332)          (556)(2)     (866)
                             -------         -------        -------      -------
Net loss................     $(4,785)        $(1,568)       $(1,243)     $(7,596)
                             =======         =======        =======      =======
Net loss per share,
 basic and diluted......     $                                           $
                             =======                                     =======
Weighted average number
 of shares outstanding..
                             =======                                     =======


   The accompanying notes are an integral part of these financial statements.

  Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations

(1) Reflects an adjustment to depreciation expense related to the decrease in net tangible assets of Atlantic Connections on the assumption that the acquisition had taken place on January 1, 1998. These assets have been restated at their estimated fair market values and depreciated using our depreciation methods over the remaining useful lives of the assets. The decrease in depreciation expense of $66,000, as compared to that recorded by Atlantic Connections, was included in operating expenses as indicated.

    Reflects an increase in amortization expense of $753,000 related to the amortization of the acquired goodwill and customer base, less the amortization expense of intangible assets recorded in Atlantic Connection's pro forma statement of operations. The values of the acquired goodwill and customer base are based on estimated appraised values and are amortized using the straight-line method and estimated useful lives of 10 years and 5 years, respectively.

(2) Reflects the additional interest expense of $727,000 incurred on the debt to finance the acquisition. The overall effective interest rate was 10.75% per annum.

(3) The Atlantic Connections and predecessors pro forma statement of operations for the year ended December 31, 1998 consists of the following, assuming the acquisitions of its predecessors were consummated on January 1, 1998:

                                                 Historical                                     Atlantic
                            ----------------------------------------------------              Connections
                                Atlantic         Atlantic          Atlantic                       and
                            Connections, LLC Connections, Inc. Connections, Ltd.              predecessors
                             for the period   for the period    for the period                 pro forma
                             from July 24,    from January 1,   from January 1,               for the year
                              1998 through     1998 through      1998 through                    ended
                              December 31,      August 31,        August 31,      Pro forma   December 31,
                                  1998             1998              1998        adjustments      1998
                            ---------------- ----------------- ----------------- -----------  ------------
                                                           (in thousands)
   Revenues................      $2,180           $2,029            $2,263          $  -        $ 6,472
   Operating expenses:
     Network costs.........       1,858            1,781             1,648             -          5,287
     Selling, general and
      administrative.......         600              450               761             -          1,811
     Depreciation and
      amortization.........         215               27                33            335 (a)       610
                                 ------           ------            ------          -----       -------
       Total operating
        expenses...........       2,673            2,258             2,442            335         7,708
                                 ------           ------            ------          -----       -------
   Loss from operations....        (493)            (229)             (179)          (335)       (1,236)
   Interest expense........        (111)             (30)              (20)          (171)(b)      (332)
                                 ------           ------            ------          -----       -------
   Loss from operations
    before provision for
    (benefit of) income
    taxes..................        (604)            (259)             (199)          (506)       (1,568)
   Income tax provision
    (benefit)..............          -                -                (70)            70 (c)        -
                                 ------           ------            ------          -----       -------
   Net loss................      $ (604)          $ (259)           $ (129)         $(576)      $(1,568)
                                 ======           ======            ======          =====       =======

--------
(a) Adjustment to include goodwill amortization for the period from January 1, 1998 to August 31, 1998 related to Atlantic Connections, LLC's acquisitions of its predecessors, Atlantic Connections, Inc. and Atlantic Connections, Ltd.
(b) Adjustment to reflect pro forma interest expense for the period from January 1, 1998 to August 31, 1998 for additional borrowing associated with the acquisitions.
(c) Adjustment to exclude income tax benefit, which, on a pro forma basis, would flow through to Atlantic Connections, LLC Unitholders.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                  For the Nine Months Ended September 30, 1999

                                        Atlantic
                            Choice One Connections  Pro forma   Pro forma
                            historical historical  adjustments  combined
                            ---------- ----------- -----------  ---------
                            (in thousands, except share and per share data)
Revenues...................  $    947    $6,239       $  -      $  7,186
Operating expenses:
  Network costs............     2,577     4,794          -         7,371
  Selling, general and
   administrative..........    12,826     1,484          -        14,310
  Noncash deferred
   compensation............       996        -           -           996
  Depreciation and
   amortization............     3,373       466         205 (1)    4,044
                             --------    ------       -----     --------
    Total operating
     expenses..............    19,772     6,744         205       26,721
                             --------    ------       -----     --------
Loss from operations.......   (18,825)     (505)       (205)     (19,535)
Interest income (expense),
 net.......................      (832)     (258)       (408)(2)   (1,498)
                             --------    ------       -----     --------
Net loss...................  $(19,657)   $ (763)      $(613)    $(21,033)
                             ========    ======       =====     ========
Net loss per share, basic
 and diluted...............  $                                  $
                             ========                           ========
Weighted average number of
 shares outstanding........
                             ========                           ========


   The accompanying notes are an integral part of these financial statements.

  Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations

(1) Reflects an adjustment to depreciation expense related to the decrease in net tangible assets of Atlantic Connections, based on the assumption that the acquisition had taken place on January 1, 1998. These assets have been restated at their estimated fair market values and depreciated using our depreciation methods over the remaining useful lives of the assets. The decrease in depreciation expense of $396,000 as compared to that recorded by Atlantic Connections, was included in operating expenses as indicated.

    Reflects an increase in amortization expense of $601,000 related to the amortization of the acquired goodwill and customer base, less the amortization expense of intangible assets recorded in Atlantic Connection's historical statement of operations. The values of the acquired goodwill and customer base are based on estimated appraised values and are amortized using the straight-line method and estimated useful lives of 10 years and 5 years, respectively.

(2) Reflects the additional interest expense of $408,000 incurred on the debt to finance the acquisition. The overall effective interest rate was 10.75% per annum.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                            As of September 30, 1999

                                     Atlantic
                         Choice One Connections  Pro forma    Pro forma  Pro forma,
                         historical historical  adjustments   combined   as adjusted
                         ---------- ----------- -----------   ---------  -----------
                                              (in thousands)
Assets
Current assets:
  Cash and cash
   equivalents..........  $      3    $   227     $    -      $    230
  Accounts receivable,
   net..................       685        952          -         1,637
  Prepaid expenses and
   other current
   assets...............       490          3          -           493
                          --------    -------     -------     --------
    Total current
     assets.............     1,178      1,182          -         2,360
Property, plant and
 equipment, net.........    50,780        543        (460)(2)   50,863
Other assets............     2,222      2,560      (6,130)(1)   10,912
                          --------    -------     -------     --------
    Total assets........  $ 54,180    $ 4,285     $ 5,670     $ 64,135
                          ========    =======     =======     ========
Liabilities and
 Stockholder's Equity
Current liabilities:
  Bank overdraft........  $  1,344    $    -      $    -      $  1,344
  Current portion of
   long-term debt.......        -         318        (318)(4)       -
  Accounts payable......     2,023      1,400          -         3,423
  Accrued expenses......     7,393         39         250 (3)    7,682
                          --------    -------     -------     --------
    Total current
     liabilities........    10,760      1,757         (68)      12,449
                          --------    -------     -------     --------
Long-term liabilities...     5,000      3,012       5,254 (4)   13,266
                          --------    -------     -------     --------
Stockholder's equity:
  Common stock and
   additional paid-in
   capital..............    68,887        883        (883)(5)   68,887
  Deferred
   compensation.........    (6,025)        -           -        (6,025)
  Accumulated deficit...   (24,442)    (1,367)      1,367 (5)  (24,442)
                          --------    -------     -------     --------
    Total stockholder's
     equity.............    38,420       (484)        484       38,420
                          --------    -------     -------     --------
    Total liabilities
     and stockholder's
     equity.............  $ 54,180    $ 4,285     $ 5,670     $ 64,135
                          ========    =======     =======     ========


   The accompanying notes are an integral part of these financial statements.

       Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet

(1) Reflects the estimated purchase accounting adjustments for the acquisition based upon a preliminary appraisal of the assets and liabilities assumed. For purchase accounting, Atlantic Connections' assets have been recorded at their estimated fair market value subject to adjustments based upon the results of an independent appraisal. The estimated amounts recorded for assets and liabilities acquired from Atlantic Connections are not expected to differ materially from the final assigned values. Purchase accounting adjustments were recorded to reduce property, plant and equipment by $460,000, to reflect the estimated fair value of the acquired customer base of $4.3 million, to decrease the recorded value of intangible assets acquired by $2.6 million, to increase the recorded excess of purchase cost over fair value of net assets acquired by $4.3 million and to decrease the long-term debt not assumed by $3.3 million. These adjustments are required to record these assets at their estimated fair market values. The purchase price is subject to adjustment based on Atlantic Connections' October 1999 billed revenue and working capital at October 31, 1999 under the terms of the Purchase Agreement. In addition, the Purchase Agreement includes an earn-out provision that will require the Company to pay up to an additional 25 percent of the initial purchase price in cash or our stock if certain objectives are met. Those objectives include sales, access line provisioning and customer retention targets as well as the retention of certain key employees. The additional purchase price will be paid approximately one year after the purchase date. The calculation of excess purchase cost over fair value of net assets acquired is as follows:

                           (amounts in thousands)
Cash paid............................................................. $8,266
Direct acquisition costs..............................................    250
                                                                       ------
Total purchase cost...................................................  8,516
Less: Net book value of Atlantic Connections.......................... (2,846)
Less: Adjustment in net assets to fair value.......................... (1,325)
                                                                       ------
Excess of purchase cost over fair value of assets acquired and liabilities assumed (goodwill)....................................... $4,345
                                                                       ======

     Reflects the estimated fair value of the acquired customer base of $4.3 million.
    Represents the decrease of $2.6 million for the remaining net book value of the goodwill existing on Atlantic Connections' balance sheet.
(2) Reflects the fair value adjustment to reduce property, plant and equipment by $460,000.
(3)  Reflects the liability for direct acquisition costs of $250,000.
(4) Reflects borrowings of $8.3 million in connection with the acquisition of Atlantic Connections and the repayment of $3.3 million of debt of Atlantic Connections.
(5)  Reflects the elimination of Atlantic Connections' unitholders' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Choice One Overview

   We are an integrated communications provider offering broadband data and voice telecommunications services primarily to small and medium-sized businesses in second and third tier markets in the northeastern United States. Our offerings include high speed data and Internet service, principally utilizing DSL technology, local exchange service and long distance service. We seek to become the leading ICP in each of our target markets by offering a single source for competitively priced, high quality, customized telecommunications services. A key element of our strategy is to be one of the first ICPs to provide comprehensive coverage in each of the markets we serve. We are achieving this market coverage by installing both data and voice network equipment in multiple incumbent local exchange carrier central offices, a process known as collocation. We also intend to maximize utilization of our market network coverage by offering data and voice services on a wholesale basis to Internet service and other telecommunications providers. Through our strategy of connecting substantially all of our clients directly to our own switches, we are able to more efficiently route traffic, ensure quality service and control costs.

   Since our inception on June 2, 1998, our principal activities have consisted of the hiring of management and other key personnel, the raising of capital, the procurement of governmental authorizations and space in central offices, the acquisition of equipment and facilities, the development, acquisition and integration of OSS and other back office systems, the negotiation of interconnection agreements and the commencement of operations in the Albany, Buffalo, Manchester, Pittsburgh, Providence, Rochester, Springfield, Syracuse and Worcester markets. Therefore, our revenues during this period are not indicative of revenues that may be attained in the future. As a result of our development activities, we have experienced significant operating losses and negative EBITDA to date. We do not expect to achieve positive EBITDA in any market while we emphasize development, construction and expansion of our telecommunications services business in such market and until we establish a sufficient revenue-generating client base. We expect to continue to experience increasing operating losses and negative EBITDA as we expand our operations. We only have a limited history upon which you can base your investment decision. As a result of our limited operating history, prospective investors have limited operating and financial data about us upon which to base an evaluation of our performance. See "Risk Factors-- History of Operations."

   Institutional investors, referred to by us as the Investor Members, and 25 members of our management, referred to by us as the Management Members, currently own approximately 95.0% and 5.0%, respectively, of the ownership interests of Choice One Communications L.L.C., the entity that owns all of our outstanding capital stock. Upon completion of this offering, Choice One Communications L.L.C. will dissolve and its assets (which consist almost entirely of such capital stock) will be distributed to the Investor Members and the Management Members in accordance with the terms of the limited liability company agreement governing that entity, referred to by us as the LLC Agreement. The LLC Agreement provides that the equity allocation of our common stock held by the LLC between the Investor Members and the Management Members will range between 95.0%/5.0% and approximately 68.1%/31.9%. The Management Members will receive the full 31.9% allocation if the value of the common stock distributable to the Investor Members based on the initial public offering price exceeds certain hurdle rate thresholds specified in the LLC Agreement for the return on the equity invested by the Investor Members. However, the maximum amount allocable to the Management Members would be
reduced to not less than   %, based on the amount of committed Investor Member
equity undrawn and the length of time of such equity commitment. Assuming an
initial public offering price of $      per share, the midpoint of the price
range on the cover of this prospectus, and assuming no drawdowns on the additional equity commitments, if the initial public offering occurs before
March 1, 2000, the equity allocation will be approximately   % to the Investor
Members and   % to the Management Members. Under generally accepted accounting principles, upon consummation of this offering, we will be required to record
the $         million (assuming an initial public offering price of $      per
share, the midpoint of the price range on the cover of this prospectus) increase in the assets of Choice One Communications L.L.C. allocated to the Management Members as an increase in additional paid-in capital (with a corresponding increase in retained
deficit), of which we will be required to record $           million as a
noncash, non-recurring charge to operating expense and $     million will be
recorded as deferred management ownership allocation charge. The deferred
charge will be amortized at $          , $          , $           and
$           during 2000, 2001, 2002 and 2003, respectively, which is based upon the period over which we have the right to repurchase the securities (50% of the vested securities at fair market value and the remaining 50% of vested securities and all unvested securities at the lesser of the original cost of the securities or fair market value) in the event a Management Member's employment with us is terminated. The right to repurchase the securities expires over a 24 to 36-month period after the completion of this offering depending on the particular Management Member's vesting schedule. See "Certain Relationships and Related Transactions."

Choice One Factors Affecting Results of Operations

   Revenues

   Revenues are generated from the following categories:

  . Revenues from DSL and other data services, which will consist primarily of monthly recurring charges for connections from the end-user to our facilities.

  . Local calling services, which will consist of monthly recurring charges for basic service, usage charges for local calls, service charges for features such as call waiting and call forwarding and, to a lesser extent, non-recurring charges for items such as installing additional lines to existing clients.

  . Long distance services, which include a full range of retail long distance services, including traditional switched and dedicated long distance, 800/888 calling, international, calling card and operator services.

  . Access charges, which we earn by connecting our clients to their selected long distance carrier for outbound calls or by delivering inbound long distance traffic to our local service clients.

  . Reciprocal compensation, which entitles us to bill ILECs for calls in the same local calling area, placed by their clients to our clients.

There is uncertainty surrounding the payment of reciprocal compensation by ILECs for calls delivered to ISPs. However, the amount of reciprocal compensation revenue that we receive related to ISPs is not material. See "Risk Factors--Difficulties in Implementation of Local and Enhanced Services."

   We expect to generate most of our revenues from sales to end user clients in the small and medium-sized business market segments, but may augment this core revenue source by selectively supplying wholesale services, including equipment collocation and facilities management services, to information providers, such as audio-text service providers, and ISPs.

   We price our services competitively in relation to those of the ILECs and offer combined service discounts designed to give clients incentives to buy a portfolio of services. During the past several years, market prices for many telecommunications services have been declining, which is a trend that we believe will likely continue. This decline will have a negative effect on our revenue that may not be offset completely by savings from decreases in our cost of services. See "Risk Factors--Competition--We face a high level of competition in the telecommunications industry."

   Network Costs

   Under our network buildout strategy, we are deploying digital and packet switching platforms with local and long distance capability and leasing fiber trunking capacity from the ILECs and other CLECs to connect our switch with our transmission equipment collocated in ILEC central offices. We will lease high capacity digital lines and unbundled copper loop lines from the ILECs to connect our clients and other carriers' networks to our network. We plan to lease capacity or overbuild specific network segments in certain markets as economically justified by traffic volume growth. In addition, we expect to increase the capacity of our switches, and may install additional switches, in a market as demand warrants. We have acquired the rights to two strands of dark fiber between Springfield and Worcester, and have an option to purchase the rights to an additional two strands.

   We expect switch site lease costs will be a significant part of our ongoing cost of services. For use of their central offices for collocation, ILECs typically charge both a start-up fee as well as a monthly recurring fee. The costs to lease high capacity digital lines and unbundled copper loop lines from the ILECs will vary by ILEC and are regulated by state authorities. Collocation costs are also expected to be a significant part of our network development and ongoing cost of services. We will be required to invest a significant amount of funds to develop the central office collocation sites and to deploy the transmission and distribution electronics. We believe that in most of the markets we plan to enter there are multiple carriers in addition to the ILEC from which we could lease trunking capacity. We expect that the costs associated with these leases will increase with client volume and will be a significant part of our ongoing cost of services. However, we believe that offering integrated data and voice services by means of DSL technology will provide us with a cost advantage over competitors as we will be able to reduce the number of access lines we will need to lease from the ILEC to provide the same amount of service.

   In order to enter a market, we must enter into an interconnection agreement with the ILEC to make comprehensive calling available to our clients. Typically these agreements set the cost per minute to be charged by each party for the calls which have traversed between each carrier's network. These costs will grow in proportion to our clients' outbound call volume and are expected to be a major portion of our cost of services. However, we do expect to generate increased revenue from the ILECs as our clients' inbound calling volume increases. To the extent our clients' outbound call volume is equivalent to their inbound call volume, we expect that our interconnection costs paid to the ILECs will be substantially offset by the interconnection revenues received from the ILECs.

   We have entered into a resale agreement with a long distance carrier to provide us with transmission services. This agreement provides for the resale of long distance services on a per-minute basis and contains minimum volume commitments. In the event we fail to meet our minimum volume commitments, we may be obligated to pay under-utilization charges and in the event we underestimate our need for transmission capacity, we may be required to obtain capacity through more expensive means. Transmission capacity costs will increase as our clients' long distance calling volume increases, and we expect that these costs will be a significant portion of our cost of long distance services. As traffic on specific routes increases, however, we may lease or otherwise acquire fiber optic trunk capacity which would have the effect of reducing our per unit network costs and increasing our depreciation and amortization expense.

   Selling, General and Administrative Expenses

   Our selling, general and administrative expenses include selling and marketing costs, client care, billing, corporate administration, personnel and network maintenance.

   We employ a large direct sales force in each market we enter. To attract and retain a highly qualified sales force, we are offering our sales and client care personnel a compensation package emphasizing commissions and stock options. In addition to our direct sales force, we may use independent sales agents in each of our markets to sell our products through indirect channels. We expect to incur significant selling and marketing costs as we continue to expand our operations. We also plan to offer sales promotions to win clients, especially in the first few years as we establish our market presence.

   We have developed a customized information system and procedures for OSS and other back office systems that are required to enter, schedule, provision and track a client order from point of sale to the installation and testing of service and that will include or interface with trouble management, inventory, billing, collection and client care service systems. Along with the development cost of the systems, we will also incur ongoing expenses for client care and billing. As our strategy stresses the importance of personalized client care, we expect that our client care department will become a larger part of our ongoing administrative expenses. We also expect billing costs to increase as our number of clients and call volume increase. Billing is expected to be a significant part of our ongoing administrative expenses.

   We will incur other costs and expenses, including the costs associated with the maintenance of our network, administrative overhead, office leases and bad debt. We expect that these costs will grow significantly as we expand our operations and that administrative overhead will be a large portion of these expenses during the start-up phase of our business. However, we expect these expenses to become smaller as a percentage of our revenue as we build our client base.

   Deferred Compensation

   As the estimated fair market value of our stock exceeded the exercise price of certain options granted, we recognized deferred compensation which is amortized over the vesting period of the options.

   As our estimated fair market value has exceeded the price at which units of Choice One LLC have been sold to management employees since the formation of Choice One, we have recognized a deferred compensation charge of $3.6 million which is being amortized over a four year period from the date the units were issued. In addition, we have similarly recognized a deferred compensation expense of $3.5 million in connection with the issuance of options to management employees, which is being amortized over a four year period from the date the options were issued.

   Depreciation and Amortization

   Our depreciation and amortization expense includes depreciation of switch related equipment, non-recurring charges and equipment collocated in ILEC central offices, network infrastructure equipment, information systems and furniture and fixtures. It also includes amortization of deferred financing costs related to our credit facility. Our acquisition of Atlantic Connections will be accounted for using the purchase method of accounting. The amount of the purchase price in excess of the fair value of the net assets acquired, $4.3 million, will be amortized over a 10 year period. The value of the customer base acquired from Atlantic Connections, which management estimates to be approximately $4.3 million, will be amortized over a five year period. We expect that our depreciation and amortization expense will increase as we continue to make capital expenditures, acquire long-term rights in telecommunications facilities and acquire other businesses.

   Income Taxes

   We have not generated any taxable income to date and do not expect to generate taxable income in the next few years. Use of our net operating loss carryforwards, which begin to expire in 2013, may be subject to limitations under Section 382 of the Internal Revenue Code of 1986, as amended. We have recorded a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, due to the uncertainty of its realizability.

Choice One Results of Operations


   During the period from our inception on June 2, 1998 through December 31, 1998, we were in the development stage of operations and did not generate any revenue. Our principal activities during 1998 consisted of the hiring of management and other key personnel, the raising of capital, the procurement of governmental authorizations, the acquisition of equipment and facilities, the development, acquisition and integration of OSS and other back office systems and the negotiation of interconnection agreements. During the period from our inception on June 2, 1998 through December 31, 1998, we incurred a net loss of $4.8 million, which was attributable to selling, general and administrative, or SG&A, expenses of $4.7 million, noncash deferred compensation of $.1 million and minimal depreciation and amortization expense.

   We became operational in Albany and Buffalo in February 1999, in Pittsburgh and Syracuse in April 1999, and in Providence in August 1999. We generated $.9 million in revenue for the nine months ended September 30, 1999. For the nine months ended September 30, 1999, after giving pro forma effect to the acquisition of Atlantic Connections and the incurrence of debt in connection therewith, we would have had a net loss of $21.4 million. Our historical network operating costs, SG&A expenses, noncash deferred compensation and depreciation and amortization expense during this period were $2.6 million, $12.8 million, $1.0 million and $3.4 million, respectively. We expect these costs and expenses to increase significantly in future periods as we expand our operations.

Atlantic Connections and Predecessors Overview

   In November 1999, we acquired Atlantic Connections, a local and long distance service provider with operations in Portsmouth, New Hampshire and the Worcester, Massachusetts metropolitan area.

Atlantic Connections Results of Operations

   Revenues

   Total revenues of Atlantic Connections were $6.5 million for 1998 compared to $5.5 million for 1997, an increase of $1.0 million, or 18.2%. This increase was the result of growth in sales to existing customers as well as the addition of new customers. The increase in 1998 was also due in part to the addition of two new services.

   Total revenues were $5.5 million for 1997 compared to $5.3 million for 1996, an increase of $196,000, or 3.8%. During this period, minutes of use increased over 14.0%, but were offset by competitive pressure on rates.

   Cost of Service

   Cost of service was $5.2 million for 1998 compared to $3.7 million for 1997, an increase of $1.5 million, or 40.5%. This increase was primarily due to the higher cost of local exchange resale and, to a lesser extent, from inefficiencies resulting from having two network systems while Atlantic Connections converted traffic in phases from its old to its new network. The upfront cost of implementing a new service also contributed to the increase in cost of service for 1998.

   Cost of service was $3.7 million for 1997 compared to $3.8 million for 1996, a decrease of approximately $.1 million or 2.6%. The decrease was primarily attributable to significant reductions in "wholesale" access costs. This decrease was also in part due to the accounting treatment for various new network costs related to the installation of new switches, which were accounted for under general and administrative expenses rather than cost of service, until placed into service.

   Selling, General and Administrative

   Selling, general and administrative expenses were $2.0 million for 1998 compared to $1.5 million for 1997, an increase of $543,000, or 35.2%. This increase was primarily due to expenses associated with sales growth and additional personnel.

   Selling, general and administrative expenses were $1.5 million for 1997 compared to $1.2 million for 1996, an increase of $350,000, or 29.1%. This increase was primarily attributable to increases in salary expenses associated with management, inside sales and other personnel, consulting, accounting and legal fees and expenses directly related to upgrades in Atlantic Connections' office equipment and switch installation. Additionally, certain expenses relating to the installation of new switches that would normally have been applied under cost of service were expensed under general and administrative for 1997 because the switches were not in service.

Liquidity and Capital Resources

   Our initial equity financing consisted of approximately $62.1 million contributed by the Investor Members and the Management Members of our parent, Choice One Communications L.L.C. On June 30, 1999, the aggregate amount of capital committed by certain of these members and new members was increased by approximately $71.3 million to a total capital commitment of approximately $133.4 million. These additional equity commitments will expire upon consummation of this offering. We currently do not anticipate drawing on these additional commitments prior to the consummation of this offering. If the additional commitments terminate, the total equity capital committed to the LLC would reduce back to an aggregate of approximately $62.1 million. See "Certain Relationships and Related Transactions."

   Our credit facility permits us to borrow up to $150.0 million, subject to various conditions, covenants and restrictions (including those described below), for the next eight years with maximum borrowing limits to be reduced starting in 2002 by 5.0% with increasing reductions thereafter for each year. The $50.0 million term loan portion of the credit facility will not be available for borrowing by us after November 3, 2000 if these funds have not been borrowed before that date. As of September 30, 1999, $5.0 million was outstanding under the revolving portion of the credit facility. The credit facility, which is secured by liens on substantially all of our and our subsidiaries' assets and a pledge of our subsidiaries' common stock, contains covenants and provisions that restrict our ability and our subsidiaries' ability to:

  .  incur additional indebtedness and contingent obligations;

  .  incur liens and enter into lease transactions;

  .  make loans, advances and investments;

  .  effect mergers, liquidations, acquisitions and asset sales;

  . make dividends and distributions on, and redemptions and repurchases of capital stock and other similar payments;

  .  make exchanges and issuances of capital stock;

  .  engage in transactions with affiliates;

  .  make certain accounting changes;

  . make amendments, specified payments and prepayments of subordinated debt;

  .  amend charter documents; and

  .  enter into restrictive agreements.

   The credit facility also requires the satisfaction of particular financial covenants. During the Stage 1 Covenant Period (as defined in the credit facility), these covenants include:

  .  a continuing test of debt to contributed capital ratio;

  .  a quarterly test of minimum revenue;

  . a quarterly test of the maximum EBITDA losses permitted and minimum EBITDA required;

  .  an annual limit on capital expenditures; and

  . a quarterly test of the ratio of property, plant and equipment to total debt.

   During the Stage 2 Covenant Period (as defined in the credit facility), these covenants include:

  .  a quarterly test of the Borrower Leverage Ratio;

  . a quarterly test of the ratio of EBITDA to Fixed Charges (as defined in the credit facility);

  . a quarterly test of the ratio of EBITDA to Interest Expense (as defined in the credit facility);

  .  an annual limit on capital expenditures; and

  . a quarterly test of the Company Leverage Ratio (as defined in the credit facility).

   Events of default under the credit facility include various events of default customary for such type of agreement, such as failure to pay scheduled payments when due, cross-defaults with and cross-acceleration to other indebtedness, the occurrence of a change in control (as defined in the credit facility), loss of material communications licenses, and events of bankruptcy, insolvency and reorganization. In addition, if Mr. Dubnik ceases to be our Chief Executive Officer and a replacement satisfactory to the lenders is not hired within 180 days, there will be an event of default under our credit facility.

   We have incurred significant operating and net losses since our inception. We expect to continue to experience increasing operating losses and negative EBITDA as we expand our operations and build our client base. As of September 30, 1999, we had an accumulated deficit of $24.4 million. Net cash provided by operating activities was approximately $6.6 million for the period of inception through December 31, 1998 and net cash used in our operating activities was approximately $16.7 million for the nine months ended September 30, 1999. The net cash used for operating activities during 1999 was primarily due to net losses and a decrease in current liabilities.

   Capital expenditures were $21.1 million and $33.0 million from the period of inception through December 31, 1998 and during the nine months ended September 30, 1999, respectively. We expect that our capital expenditures will be substantially higher in future periods in connection with the purchase of infrastructure equipment necessary for the development and expansion of our network and the development of new regions. Net cash used in our investing activities was $21.1 million for the period of inception through December 31, 1998 and $33.0 million for the nine months ended September 30, 1999. The net cash used for investing activities was due to capital expenditures.

   Net cash provided by financing activities was $16.0 million for the period from inception through December 31, 1998 and $48.3 million for the nine months ended September 30, 1999. Net cash provided by financing activities for the period from inception through December 31, 1998 was related to equity contributions. Net cash provided by financing activities for the nine months ended September 30, 1999 was related to $5.0 million of borrowings under the credit facility, $44.0 million of equity contributions and $.7 million of payments of financing costs.

   The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of the demand for our services and regulatory, technological and competitive developments (including additional market developments and new opportunities) in the industry and other factors. We also expect that we will require additional financing (or require financing sooner than anticipated) if our development plans or projections change or prove to be inaccurate or if we alter the schedule or targets of our roll-out plan. We may also require additional financing in order to take advantage of unanticipated opportunities, to effect acquisitions of businesses, to develop new services or to otherwise respond to changing business conditions or unanticipated competitive pressures. Sources of additional financing may include commercial bank borrowings, vendor financing or the private or public sale of equity or debt securities. We cannot assure you that we will be successful in raising sufficient additional capital at all or on favorable terms, that the terms of additional indebtedness will be within the limitations contained in our financing agreements, including the indenture, or that the terms of such indebtedness will not impair our ability to develop our business. To expand and develop our business, we will need a significant amount of cash. Our ability to obtain additional financing is uncertain. "See Risk Factors--Significant Capital Requirements."

Quantitative and Qualitative Disclosures about Market Risk

   At September 30, 1999, the carrying value of our debt obligations excluding capital lease obligations was $5.0 million and the fair value of those obligations was $5.0 million. The weighted average interest rate of our debt obligations at September 30, 1999 was 10.75%.

   We have not, in the past, used in any material respect financial instruments as hedges against financial and currency risks or for trading. However, as we expand our operations, we may begin to use various financial instruments, including derivative financial instruments, in the ordinary course of business, for purposes other than trading. These instruments could include letters of credit, guarantees of debt and interest rate swap agreements. We do not intend to use derivative financial instruments for speculative purposes. Interest rate swap agreements would be used to reduce our exposure to risks associated with interest rate fluctuations and, subject to limitations and conditions, are required by our credit facility. By their nature, these instruments would involve risk, including the risk of nonperformance by counterparties, and our maximum potential loss may exceed the amount recognized in our balance sheet. We would attempt to control our exposure to counterparty credit risk through monitoring procedures and by entering into multiple contracts.

Year 2000

   The Year 2000, or Y2K, problem results from the fact that many existing computer programs are written to handle two digits, rather than four, to define the applicable year. Accordingly, date-sensitive software or hardware may not be able to distinguish between the year 1900 and the year 2000, and programs that perform arithmetic operations, comparisons or sorting of date fields may begin yielding incorrect results. This could potentially cause a system failure or miscalculations that could disrupt operations. These Y2K issues affect virtually all companies and organizations.

   State of Readiness

   We have developed plans to address the potential risks we face as a result of the Y2K issue. Generally, we have identified two areas for Y2K review: internal systems and operations, and external systems and services. As a new enterprise, we are not burdened internally with legacy systems that are not Y2K ready. As we develop our network and support systems, we intend to ensure that all systems will be Y2K ready. We are purchasing our operations support systems with express specifications and warranties that all systems be Y2K ready and with remedies if they are not. In addition, we are requiring that all vendors supplying third party software and hardware to us warrant their Y2K readiness. However, we cannot assure you that all systems will function adequately when we reach the year 2000. We are selling our telecommunications services to companies that will rely upon computerized systems to make payments for such services, and to interconnect portions of our network and systems with other companies' networks and systems. These transactions and interactions potentially will expose us to Y2K problems. We have instituted a program to contact our external suppliers, vendors and providers to obtain information about their Y2K readiness and, based on that information, to assess the extent to which these external information technology and non-information technology systems (including embedded technology) could cause a material adverse effect to our operations. Our assessment of our Y2K readiness will be ongoing as we receive applicable information from suppliers, vendor and others and as we continue to develop our own operations support system and become reliant on the systems of additional third parties as a result of the geographic expansion of our business into additional markets. We may in the future identify a significant internal or external Y2K issue which, if not remedied in a timely manner, could have a material adverse effect on our business, financial condition and results of operations.

   Costs to Address Year 2000 Issues

   Other than time spent by our internal information technology and other personnel, we have not yet incurred any significant costs in identifying Y2K issues. Because no material Y2K issues have yet been identified in connection with external sources, we cannot reasonably estimate costs that may be required for remediation or for implementation of contingency plans, but they will be funded through cash flows generated through investments and operations. We will expense the assessment and remediation costs. As we gather information relating to external sources of Y2K issues, we will reevaluate our ability to estimate costs associated with Y2K issues. We cannot assure you that as additional Y2K issues are addressed, our costs to remediate such issues will be consistent with our historical costs.

   Risks of Year 2000 Issues

   Since all of our information technology and non-information technology systems and products relating to our external issues are manufactured or supplied by third parties outside of our control, we cannot assure you that each of those third party systems will be Y2K ready. In particular, we will be dependent upon other ILECs, long distance carriers and others on whose services we depend for interconnection and completion of off-network calls. These interconnection arrangements are material to our ability to conduct our business and failure by any of these providers to be Y2K ready may have a material adverse effect on our business in the affected market. Moreover, although we believe we have taken reasonable precautions to purchase Y2K ready internal systems, we cannot assure you that every vendor will fully comply with its contractual requirements to us. If some or all of our internal and external systems fail or are not Y2K ready in a timely manner, there could be a material adverse effect on our results of operations, financial position or cash flow.

   Because we have not yet identified any material Y2K issues, we cannot reasonably ascertain the extent of the risks involved if any one system fails to process date-sensitive calculations accurately. Potential risks may include the following: the inability to process client billing accurately or in a timely manner; the inability to provide accurate financial reporting to management, auditors, investors and others; an interruption in delivery of voice and data services to clients; a loss of power to our facilities; litigation costs associated with potential suits from clients and investors; delays in implementing other information technology projects as a result of work by internal personnel on Y2K issues; delays in receiving payment or equipment from clients or suppliers as a result of their systems' failure; and the inability to occupy and operate in a facility. Although we are unable to determine the probability that any such risk will occur, any one of these risks could have a material adverse effect on our results of operations, financial position or cash flow.

   Contingency Plans

   Although we have not made any specific contingency plan, we believe that our most reasonably likely worst case Y2K scenario would be a loss of power and/or a failure of our external systems. Our operations facilities and systems are backed up with auxiliary power generators capable of operating a significant portion of our equipment and systems for a limited period of time should power supplies fail. However, due to our reliance on other ILECs for interconnection services, we cannot eliminate, even for a limited time, the negative impact that disruptions in ILEC service or the service of other carriers would create.

Recent Accounting Pronouncements

   In June 1998, the financial accounting standards board, or FASB, issued statement of financial accounting standards, SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133," and is effective on a prospective basis for interim periods and fiscal years beginning January 1, 2001. This Statement establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging securities. To the extent we begin to enter into such transactions in the future, we will adopt the Statement's disclosure requirements in the financial statements for the year ending December 31, 2001.

   In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position 98-1, "Accounting For the Costs of Computer Software Developed For or Obtained For Internal-Use," which requires the capitalization of particular costs incurred in connection with developing or obtaining software for internal-use. We adopted the provisions of SOP 98-1 in our financial statements as of January 1, 1999.

   In April 1998, the AICPA issued Statement of Position 98-5, "Reporting the Costs of Start-Up Activities," which requires that costs related to start-up activities be expensed as incurred. We adopted the provisions of SOP 98-5 in our financial statements as of January 1, 1999.

                                   BUSINESS

Choice One Communications

   We are an integrated communications provider offering broadband data and voice telecommunications services primarily to small and medium-sized businesses in second and third tier markets in the northeastern United States. Our offerings include high speed data and Internet service, principally utilizing DSL technology, local exchange service and long distance service. We seek to become the leading ICP in each of our target markets by offering a single source for competitively priced, high quality, customized telecommunications services. A key element of our strategy is to be one of the first ICPs to provide comprehensive coverage in each of the markets we serve. We are achieving this market coverage by installing both data and voice network equipment in multiple incumbent local exchange carrier central offices. We also intend to maximize utilization of our market network coverage by offering data and voice services on a wholesale basis to Internet service and other telecommunications providers. Through our strategy of connecting substantially all of our clients directly to our own switches, we are able to more efficiently route traffic, ensure quality service and control costs. As of November 15, 1999, we had service agreements with 3,150 clients for 21,733 access lines, including 254 DSL lines, of which we had initiated service with 2,459 clients and for 14,999 access lines, including 117 DSL lines.

   We currently offer data and voice services in nine markets and intend to expand into approximately 11 additional markets by the end of the second quarter 2001. Following completion of our planned expansion to these approximately 20 markets, we believe our networks will be able to reach approximately 3.7 million business lines, which constitute more than 75% of the estimated business lines in these markets, and 5.3 million households.

   We divide our target markets into four stages of development:

  . Operational. We began providing services and generating client revenues in the Albany, NY; Buffalo, NY; Manchester, NH; Pittsburgh, PA; Providence, RI; Rochester, NY; Springfield, MA; Syracuse, NY; and Worcester, MA markets during the past nine months. Our switching facilities servicing each of these markets consist of both packet and circuit-switched networks.

  . Under Construction. We are currently constructing switching facilities by installing packet-switched networks to offer DSL services in Allentown, PA; Harrisburg, PA; and Scranton, PA. We expect to be operational in these markets by the end of the first quarter 2000 and to add voice capabilities to these networks by means of either "voice over DSL" or access nodes, which will work in concert with the packet-based architecture at our collocation sites.

  . In Development. We plan to construct switching facilities consisting of both packet and circuit-switched networks in the Hartford, CT and New Haven, CT markets, which we expect to be operational during the second quarter 2000.

  . Planned. We are in the process of evaluating other second and third tier cities and intend to expand into approximately six additional markets in the northeastern United States by the end of the second quarter 2001.

   As of November 15, 1999, we had applications accepted to collocate our network equipment in 223 incumbent local exchange carrier central offices; completed 94 of these collocations; and had 129 additional collocations in progress in our operational and under construction markets. We have also installed equipment to provide DSL services in 85 of our current collocations and expect to have DSL services available in all 115 collocations targeted for completion by the end of 1999.

   We have developed a flexible network buildout strategy allowing us to leverage rapidly evolving telecommunications technology. In each of our first nine markets, we have deployed or intend to deploy both packet and circuit-switched platforms. In our Allentown, Harrisburg and Scranton markets, we will employ a "DSL First" method of market entry by installing a circuit or packet-switched network and initially offering only data services. We will then add packet-switched voice services within 12 months after entering such markets. We believe this DSL First strategy provides for faster time to market and lower initial capital costs, while preserving flexibility for our future development. We intend to continue entering new markets using methods tailored to meet the needs of clients in our target markets and the technology available in those markets. We expect that our market entry strategy and network architecture will continue to evolve in order to capitalize on advances in telecommunications technology and to satisfy the changing needs of our clients.

   We have designed and are developing integrated operations support systems, or OSS, and other back office systems that we believe will provide significant competitive advantages by enhancing our efficiency and allowing us to support rapid and sustained growth and provide exceptional client care. We have automated most of our back office systems and are in the process of integrating them into a seamless end-to-end system that will synchronize multiple tasks, including installation, billing and client care. We also strive to minimize the time between a client order and service installation. To achieve this goal, we have established an on-line and real-time connection, known as electronic bonding, of our operations support systems with Bell Atlantic Corporation. We anticipate establishing similar connections with other incumbent local exchange carriers, or ILECs.

   In each of our markets, we have a locally based, dedicated and experienced sales force that provides high quality, personalized client care. In addition to our direct sales force, we use third party agencies to sell our services. As of November 15, 1999, we had 129 persons in our sales and sales support staff and had sales arrangements with several third party agencies.

   We intend to acquire telecommunications companies in our target market region to accelerate market penetration and growth. Once acquired, we plan to expand the range of services offered by the acquired entities to correspond to the full range of Choice One services. In November 1999, we acquired Atlantic Connections, L.L.C., a local and long distance service provider with operations in Portsmouth, NH and Worcester, MA, for an initial cash purchase price of approximately $8.3 million plus up to an additional $2.1 million that would be payable in cash, or at our option, in common stock, if specified performance criteria are met in the 12 months following the acquisition. Our strategy is to migrate the approximately 3,100 small and medium-sized business clients of Atlantic Connections to our switch-based network and to offer a full suite of Choice One data and voice services to these clients.

   We were founded in June 1998 by a group of telecommunications executives led by Steve Dubnik, the former chief operating officer of North American Operations of ACC Corp. In addition to Mr. Dubnik, members of our group of founding executives include Kevin Dickens, Senior Vice President, Operations and Engineering; Mae Squier-Dow, Senior Vice President, Sales, Marketing and Service; and Philip Yawman, Senior Vice President, Corporate Development, all of whom were formerly executives at ACC Corp. Mr. Dubnik and this group of founding executives have hired a management team with extensive experience and success in the telecommunications industry. Members of our management team have significant experience in the northeastern markets, having previously served at such companies as Frontier Corporation, Teleport Communications Group, Inc., and MFS Communications Company. Our 20 top executives and managers have an average of 15 years of experience in the telecommunications industry.

   Our approximately $62.1 million of funded equity has been provided by experienced investors in the telecommunications industry, including Morgan Stanley Capital Partners III, L.P., Fleet Equity Partners VI, L.P. and Waller-Sutton Media Partners, L.P., and our management team. Our credit facility permits us to borrow up to $150.0 million for the next eight years with maximum borrowing limits to be reduced during the eight year period, subject to the covenants, restrictions and significant borrowing conditions described in the credit facility.

Business Strategy

   The key elements of our business strategy are to:

   Capitalize on Early to Market Advantage

   Our goal is to continue to be among the first ICPs in an area to actively market and provide a bundled package of integrated services to small and medium-sized businesses. We believe this strategy provides us with a significant advantage over competitors who enter our markets after us.

   Offer Broad Coverage

   Once we enter a market, we plan to provide broad coverage by collocating in multiple locations in order to reach both central business districts and outlying areas. While other companies often limit their network buildout to highly concentrated downtown areas, our collocation strategy is to reach 75% to 80% of the business lines within each market. As a result, we are often the only competitor to the ILEC to offer integrated services to small and medium-sized businesses at many of our collocation sites.

   Lead Competition in Providing DSL Services

   We believe we will be one of the first ICPs in each of our markets to provide dedicated, high speed digital communications services using DSL technology. DSL technology permits broadband transmissions over existing copper telephone lines, allowing us to provide high speed services economically. High speed connectivity is becoming increasingly important to small and medium-sized businesses due to the dramatic growth in Internet and electronic business applications.

   Use Our Flexible Network Buildout Strategy to Rapidly and Cost Effectively Enter New Markets

   We have developed a flexible network buildout strategy allowing us to enter each of our target markets using methods specifically tailored to the client demand and the technology available in each such market. For instance, in each of our first nine markets, we have or intend to have both packet and circuit-switched platforms. In other "DSL First" markets, we are initially installing DSL equipment only, significantly reducing the time and expense necessary to complete collocations. We intend to offer packet-switched voice services in these DSL First markets within 12 months of entry. By employing this DSL First strategy, we expect to benefit through faster time to market and lower initial capital costs, while preserving flexibility for future development.

   Target Underserved Clients

   We are targeting small and medium-sized businesses primarily in second and third tier markets in the northeastern United States that we believe are currently being underserved by the ILECs and other competitors. We are focusing on markets where there is a high concentration of potential business clients and a demand for the types of services we offer. We believe we can attract and satisfy clients in these areas by offering a simplified, comprehensive package of services and a high level of client care.

   Offer Bundled Services with a Single Point of Contact

   We strive to attract new clients and maximize client retention by offering bundled services with a single point of contact for sales and service and convenient, integrated billing. Our clients may bundle DSL, Internet, e-mail, Web page design, Web server hosting, voice mail and other enhanced services not generally available from the ILECs (or available only at higher prices) along with their traditional local and long distance services. Our convenient billing system will provide our clients with a single, easy to understand statement covering all of their services.

   Utilize Efficient Automated and Integrated Back Office Systems

   Our management team is committed to having efficient OSS and other back office systems that can support rapid and sustained growth. To realize this objective, we hired a team of engineering and information technology professionals experienced in the telecommunications industry. Our systems team is working with key third party vendors, including Saville Systems, MetaSolv Software Inc. and DSET Corporation, to develop a seamless end-to-end system that will synchronize multiple tasks, including installation, billing and client care. Unlike the legacy systems currently employed by many ILECs and CLECs, which require multiple entries of client information to synchronize multiple tasks, our system will require only a single entry to transfer client information from sales to service to billing. Our customized system will also integrate our back office systems to minimize the time between client order and service installation and to reduce our costs. We have implemented an electronic interface, referred to as electronic bonding, linking our OSS directly to Bell Atlantic so that we can switch Bell Atlantic customers to our network on an automated basis. We anticipate developing similar bonds with ILECs.

   Increase Our Market Share by Providing Service-Driven Client Relationships and a Local Presence

   We seek to attract and retain clients by establishing local sales offices in each of our markets and providing a highly experienced, locally based account management team which will provide face-to-face sales and personalized client care. We are dedicated to building long-term relationships with our clients, which we believe have not typically received a satisfying level of local support from the ILEC. We guarantee to respond to client problems and needs within two hours of notification and to resolve their problems upon their first request. Our Service Guarantee provides that if a client is not satisfied with the quality of our service and we cannot remedy the problem within 30 days, we will incur all of the costs to switch the client back to its previous provider. In addition, we are committed to supporting and further developing the communities in which our clients live and work. Choice One employees live in these communities and create a community presence through participation in local charities, organizations and chambers of commerce. We believe that this local presence builds strong, positive Choice One name recognition within these communities and demonstrates to our clients our commitment to providing quality services in their communities on a long-term basis.

   Accelerate Growth Through Acquisitions

   We intend to accelerate our growth and expand our presence in our target market region by acquiring telecommunications companies and related businesses and assets. We seek acquisition targets that offer similar services to ours which can be integrated into our existing operations and networks. We also seek acquisition targets which may allow us to offer additional value-added or other related services. Once we have acquired a company, we intend to integrate the company by expanding its offered services to the full range of Choice One services; by centralizing administrative, billing and client care functions; and by reducing redundant overhead. We currently have no definitive agreements or commitments relating to any acquisitions.

   Leverage Management Experience

   Our management team has extensive experience and success in the telecommunications industry, especially in our target markets. We believe that our ability to draw upon the collective talent and expertise of our senior management gives us a competitive advantage in the execution of network deployment, sales and marketing, service installation, billing and collection, back office and OSS systems, finance, regulatory affairs and client care.

Market Opportunity

   We operate in both the high speed data and voice markets. We believe that each of these markets is undergoing dramatic growth.

   Overall Market Size and Growth

   According to International Data Corporation, or IDC, the overall market of regulated, switched and unswitched data and voice traffic is estimated to have generated a total of $212.8 billion in revenues in 1998 and is expected to grow to $252.2 billion by 2002. The number of switched network access lines is expected to grow from 187.5 million lines in 1998 to 232.6 million lines by 2002 and CLEC market share by revenue is expected to grow from 2.6% in 1998 to 5.6% by 2002.

   Growing Market Demand for High-Speed Digital Communications Bandwidth

   High-speed connectivity has become important to small and medium-sized businesses due to the dramatic increase in Internet usage and electronic business. According to IDC, the number of Internet users worldwide is estimated to have reached approximately 86.6 million in 1997 and is forecasted to grow to approximately 398.6 million by 2002. The popularity of the Internet with consumers has driven the rapid proliferation of the Internet as a commercial medium, as businesses establish Web sites and corporate intranets and extranets to expand their client reach and improve their communications efficiency. It is also estimated by IDC that the value of goods and services sold worldwide through the Internet will increase from $15.4 billion in 1997 to over $733.6 billion in 2002. Accordingly, to remain competitive, small and medium-sized businesses increasingly need high-speed Internet connections to maintain complex Web sites, access critical business information and communicate with employees, clients and business partners more efficiently. High-speed digital connections are also becoming increasingly important to businesses and consumers as more high bandwidth information and applications become available on the Internet. As businesses continue to increase their use of the Internet, intranets and extranets, we expect the market for both small and medium-sized business Internet access to continue to grow rapidly causing the demand for high-speed digital communications services to also grow rapidly.

   DSL Market Demand

   According to IDC, total DSL line revenue is expected to increase in the U.S. from $14.5 million in 1998 to $5.7 billion in 2003, for a 229% compounded annual growth rate. By 2003, IDC estimates there will be 12.6 million DSL lines, up from approximately 100,000 DSL lines in 1998.

   Expansion of Competitive Local Telecommunications Industry

   Until recently, the competitive local telecommunications industry has generally been limited to providing interstate dedicated access, interstate switched access and private line services, accounting for only approximately one-fourth of the total local services market. The Telecommunications Act opened local services markets to full competition by preempting state and local laws to the extent that they prevent competitive entry with respect to the provision of any telecommunications service and imposed a variety of new duties on ILECs in order to promote competition in local exchange and access services. See "-- Government Regulation."

   According to the FCC's 1998 Preliminary Statistics of Communications Common Carriers, ILECs in the United States generated approximately $108 billion in total revenue in 1998. Local exchange services consist of a number of service components and are defined by specific regulatory classifications. For 1998, total revenue by service was:

                    ILEC Market Revenue 1998 = $108 Billion


[Pie chart showing components of 1998 ILEC market revenue consisting of local service revenue, network access service revenue, network service revenue and miscellaneous revenue.]

Source: FCC's 1998 Preliminary Statistics of Communications Common Carriers

   Our Targeted Markets

   We are targeting second and third tier cities in the northeastern United States. The U.S. Census Bureau defines second and third tier cities as having a population between 500,000 and 1.5 million people. Our target markets had an average of approximately 200,000 business access lines per city based on the 1998 FCC statistics.

Choice One's Telecommunications Services

   Our service offerings are tailored to meet the specific needs of small and medium-sized businesses in our target markets. We offer both bundled and individual services.

   Bundled Services

   Bundled services can be purchased through the following three
ChoiceSelect SM plans:

  . Platinum Choice--bundles high speed Internet, local and long distance services.

  .  Gold Choice--bundles local and long distance services.

  .  Silver Choice--bundles high speed Internet and local services.

Our ChoiceSelect SM plans permit customization of services to meet clients' needs and to save them up to 20% off the price of the same services on an unbundled basis. In addition, we believe that our prices are less than those of the ILEC for the same services.

   Individual Services

   As an alternative to choosing a ChoiceSelect SM plan, clients can select one or more individual services. Our clients can choose from the following services:

   Internet Access and DSL High Speed Data Services. With our ChoiceAccess SM suite of Internet services, we offer a comprehensive solution to our clients' requirements including Internet access, e-mail, domain name hosting and other value-added services. We offer Internet access via DSL technology, dedicated T-1 connections and dial-up. Utilizing DSL technology, we can provide high-speed data communications and Internet access to our targeted small and medium-sized business at rates that we believe are very attractive when compared to the cost and performance of other available data service offerings.

   Our Choice NetJet service, powered by DSL technology, is highlighted by the following key elements:

  . Customizable Bandwidth. We offer our clients speeds ranging from 128kps to 1.544 mbs. Our clients choose the speed and bandwidth capacity that meets their needs.

  . Always On. Through Choice NetJet, our clients are connected 24 hours a day, 7 days a week.

  . Symmetric Connections. Our service allows for data transmission at the same speed in both directions.

  . Security. Our server is designed to prevent unauthorized access to our clients' information and enable the safe and secure transmission of sensitive information and applications.

  . No Usage Fees. Clients may use their Choice NetJet connection for any period of time without per minute usage charges.

   Dedicated T-1 Services. We offer ChoicePath SM dedicated T-1 services, as an integrated low cost solution for dedicated access for bundling
Internet/data, local and long distance services over a single connection. ChoicePath permits digital connections to be purchased in blocks of 24 circuits or on an individual basis.

   Local Calling Services. Our local exchange services are offered through our ChoiceXchange SM service plan. This service includes dialing parity, simplified local rates and local number portability to provide our clients with a seamless transition, listing in white and yellow page directories, access to 911 and directory assistance. Also available through the service are enhanced features, such as three-way conference calling, line rollover, call forwarding, call waiting, caller ID and voice mail. Our voice mail service, known as ChoiceMail, includes free call forwarding, remote access, paging notification, personalized greetings and password protection. We also originate and terminate interexchange calls placed or received by our clients.

   Long Distance Services. Through our ChoiceOnePlus SM service, we offer a full range of domestic and international long distance services, including "1+" outbound calling, six second incremental billing, inbound toll free service, and such complementary services as calling cards with operator assistance and conference calling. To provide easy to understand billing to our clients, we will also offer one rate on any calls within the U.S. Some companies, such as Bell Atlantic, currently do not offer this service in our target markets. We will permit our clients to choose only local service, but we do not intend to market long distance as a stand-alone service.

   Other Planned Services

   Wholesale Services to ISPs and VARs. We believe that by rapidly deploying DSL technology throughout our target markets, we will capitalize on additional product and revenue opportunities that will enhance usage on our network. These opportunities include offering DSL enabled services on a wholesale basis to other telecommunications companies such as ISPs and value-added resellers, or VARs, that desire to offer consumer Internet access services but do not have the resources or network facilities to provide these services. This allows these companies to market and resell our services under their own brand name while allowing us to leverage our network capacities.

   RLAN Services. We believe that businesses desire to have their employees access and send e-mail and conduct business electronically from outside of their offices, creating a demand for high speed digital communications for remote local area network access, or RLANs. We will pursue opportunities to provide DSL services to equip employees of targeted businesses with the ability to work at home and in other remote locations through RLAN access.

   VPN Services. Our virtual private network, or VPN, services will combine our DSL and dedicated T-1 access services with our VPN equipment to provide clients with high-speed and secure connections to their corporate local area network and the Internet. This flexible and cost-effective solution will support both telecommuters and site-to-site connections. Our VPN services will provide our clients with the convenience of an always-on connection and the high speed and performance of DSL technology.

   Web Hosting. We will offer a variety of Web hosting services to enable our clients to maintain a high quality, highly reliable Internet presence without investing capital in data center space, multiple high speed connections or other capital intensive infrastructure. These services will include dedicated Web hosting, shared Web hosting, and equipment collocation.


   Web and E-Commerce Site Development. Our Web and e-commerce services will provide our clients with Web-enabled functions such as shopping baskets, payment processing, inventory management, on-line ordering and customer service.

   Enhanced Internet Applications Services. Our enhanced Internet application services will include Web-based and Web-managed e-mail services and hosted collaborative applications such as on-line calendars, on-line meetings, virtual bulletin boards and document sharing.

   Extranets & Electronic Villages. As a compliment to our VPN offerings, we will develop public and private electronic communities where our clients can share information and transact business with their colleagues and clients in a secure, reliable and cost effective manner.

   Managed Network Services. Our end to end product solutions will include design, installation and management of our clients' voice and data networks. These services will include de-marc extension, channel bank configurations and deployment, router configuration and deployment, network monitoring and managed firewalls.

   Unified Messaging. Our unified messaging service will allow our clients to manage all of their voice, fax and e-mail messages over a common platform and user interface.

Sales and Client Care

   In each market that we enter we have a locally based, dedicated and experienced sales force that uses a consultative selling approach to offer clients a full range of sophisticated and cost-effective telecommunications solutions. We have designed an integrated team of professionals enabling us to provide a results-oriented, responsive and personalized level of service to our clients. Each of our sales teams is led by a General Manager, who is responsible for the acquisition and retention of all revenues in that market. Each team includes Account Executives, Service Order Coordinators, Client Development Representatives and Technical Consultants who work together to ensure a trouble-free transition for the client. Our sales teams use a variety of methods to qualify leads and set up initial appointments, including telemarketing and building canvassing. As of November 15, 1999, our sales and sales support staff consisted of 129 persons.

   Each member of our sales and sales support team is required to participate in a comprehensive training program designed to enhance knowledge of telecommunications, sales processes and activity management. This program also promotes our quality client care and personalized local service principles and ensures a consistent market message in all our territories. Our incentive program is designed to motivate our sales team personnel to meet our high activity standards (i.e., number of sales appointments and proposals per week) with the goal of eventually calling on every qualified prospective business client in each of our markets. In addition to our direct sales force, we use several third party agencies to sell our services.

   We assign a Client Development Representative to manage the relationship with each client and to respond to and support the client's ongoing needs. The Client Development Representatives focus on identifying the evolving telecommunications requirements of clients and assisting in "upselling" a broader array of more comprehensive telecommunications services. We have designed commission plans and incentive programs to reward and retain our top performers and to encourage strong client relationships. Our sales force utilizes the Choice One Contact Automated Sales Helper, which we refer to as CASH, to manage opportunities and sales activity, share account information with the account team and generate customized letters and proposals. We plan to integrate CASH with our other back office systems.

   We focus on providing exceptional client care, starting with our guaranteed two-hour response time to any problems or concerns a client may have with our service. Our Service Guarantee provides that if a client is not satisfied with the quality of our service and we cannot remedy the problem within 30 days, we will incur all of the costs to switch the client back to its previous provider. Our state of the art automatic call distribution system enables us to efficiently manage our client contacts. In addition to basic call distribution features this system allows for:

  . computer telephony integration, allowing instant on screen access to client information at the time of a call;

  . task queing, enabling automatic distribution to the next available agent of a phone call, fax or e-mail; and

  . geographic routing, allowing client services representatives to receive incoming contacts from an assigned geographic area.

   We are also developing a Web-enabled system to allow clients to access their account information and interact with our client care representatives on a real-time basis over the Internet.

Our Markets

   In selecting prospective markets, we estimate market demand for our services using data gathered from interexchange carriers, the FCC, local sources, site visits and specific market studies. In addition to market demand, we also consider the ILEC's level of service as well as the level of penetration within the market by other ICPs.

   We currently offer telecommunications services in nine markets and intend to expand into approximately 11 additional markets in the northeastern United States by the end of the second quarter 2001.

   Our target markets are in four stages of development:

   Operational Markets

   We are currently providing data and voice services to our clients in the following nine markets:

                                                                                   Initial
                           Estimated       Estimated total      Estimated total  service date
Market                   population(1) business access lines(2)   households         (3)
------                   ------------- ------------------------ --------------- -------------
Albany, NY..............   1,028,000            219,000              396,000    February 1999
Buffalo, NY.............   1,231,000            242,000              472,000    February 1999
Pittsburgh, PA..........   2,507,000            512,000              985,000    April 1999
Syracuse, NY............     791,000            166,000              293,000    April 1999
Providence, RI..........   1,509,000            285,000              545,000    August 1999
Manchester, NH..........     567,000            131,000              354,000    November 1999
Rochester, NY...........   1,132,000            220,000              420,000    November 1999
Springfield, MA.........     655,000            119,000              242,000    November 1999
Worcester, MA...........     725,000            134,000              269,000    November 1999
                          ----------          ---------            ---------
  Total.................  10,150,000          2,028,000            3,981,000

   Markets Under Construction

   We are constructing switching facilities in the following three markets:

                           Estimated        Estimated total       Estimated total     Initial
Market                   population(1)  business access lines(2)    households    service date(4)
------                   -------------  ------------------------  --------------- ---------------
Allentown, PA...........     709,000            152,000               264,000        1Q, 2000
Harrisburg, PA..........   1,112,000(5)         217,000               397,000        1Q, 2000
Scranton, PA............     671,000            160,000               258,000        1Q, 2000
                           ---------            -------               -------
  Total.................   2,494,000            529,000               920,000

   Markets in Development

   We are developing plans to construct switching facilities consisting of both packet-switched and circuit-switched networks in the following markets.
The business plans for these markets have been approved by our Board of Directors and our anticipated buildout schedule is set forth below.

                           Estimated        Estimated total       Estimated total     Initial
Market                   population(1)  business access lines(2)    households    service date(4)
------                   -------------  ------------------------  --------------- ---------------
Hartford, CT............   1,086,000            216,000               409,000        2Q, 2000
New Haven, CT...........     985,000(6)         255,000               435,000        2Q, 2000
                           ---------            -------               -------
Total...................   2,071,000            472,000               845,000

--------
(1) Source: U.S. Census Bureau Report as of December 31, 1997 based on basic trading area.
(2) Source: Federal Communications Commission, Statistics of Common Carriers as of December 31, 1997.

(3) Refers to the first month during which we commenced facilities-based services in such market.
(4) Refers to the first quarter during which we expect to commence facilities-based services in such market, based on our current business plan.
(5) Includes basic trading areas for both Harrisburg, PA and Lancaster, PA.
(6) Includes basic trading areas for both Bridgeport, CT and Stamford, CT.

   Planned Markets

   We intend to expand into approximately six markets in other second and third tier cities in the northeastern United States by the end of the second quarter 2001.

Network Infrastructure

   We are a switch-based ICP and have developed a flexible network strategy allowing us to leverage rapidly evolving telecommunications technology to our competitive advantage. In each of our operational markets (other than Worcester), we have installed a dedicated Lucent 5ESS(R) switch and related equipment at a central location. The switches are connected to ILEC tandem switches and IXC and ISP points-of-presence, often referred to as POPs. In the Worcester market, we have provided for our collocations, which are connected to our Springfield switch by backhauling traffic, which has enabled us to avoid the expense of deploying a switch in the Worcester market. We expect to utilize dark fiber recently acquired by us for backhauling this traffic. In our current under construction markets, we are installing packet switches that will enable us to offer DSL services in Allentown, PA; Harrisburg, PA and Scranton, PA.

   We are also collocating integrated digital loop carriers and related equipment in multiple ILEC central offices within each of these markets in order to reach 75% to 80% of the business lines in these markets. In addition, we are collocating Digital Subscriber Line Access Modules, often referred to as DSLAMs, in the same ILEC central offices so that we can provide high speed data access using the existing copper loops. We will initially lease local network trunking facilities from the ILEC and/or one or more competitive access providers, or CAPs, in order to connect our switch to major ILEC central offices. We provide service to each client by leasing unbundled loops from the ILEC or T-1 facilities from the ILECs or CAPs to connect our access equipment (located in the serving central office) to the client premise equipment.

   We have ongoing market tests of VODSL with customers and anticipate deployment of this technology following its validation as a commercially viable solution. Our network architecture, comprised of both DSL/data packet and voice switching technologies will enable us to integrate this traffic over DSL from the client location to our collocated access equipment, and then over a packet-based network to our Regional Switching Center. At the Regional Center, this traffic then will be split into its data and voice components. Data traffic will be switched via the packet switch to its appropriate destination. The voice components will be switched through the Lucent 5ESS(R), which will be interconnected to the public switched telephone network.

   We are principally leasing our local network transmission facilities. We may choose to replace leased trunk capacity with our own fiber optic facilities as and when we experience sufficient traffic volume growth between our switch and specific ILEC central offices. We have acquired the rights to two strands of dark fiber and an option to purchase the rights to an additional two strands to backhaul our traffic from Worcester (where we will have approximately 20 collocations connected to a data center), into Springfield (where we will have a switch). This will allow us to reduce our costs of network buildout in the Worcester area and to reduce our cost of leasing transmission facilities during the term of our rights to use the fiber.

   We have an agreement with Lucent to provide 24-hour monitoring of our network equipment and switches during our non-business hours. We are also exploring the possibility of developing our own network operations center, which we may pursue if we believe it will provide operational efficiencies and cost savings.

   In markets that we enter using our DSL First strategy, the network will be built on a packet-based infrastructure that includes DSLAMs collocated in ILEC central offices. Additionally, each collocation will have packet-based transmission equipment to support the future introduction of voice services. These collocated offices will be interconnected with a regional Network Access Point which aggregates the asynchronous transfer mode, or ATM, backbone and provides interconnection with various vendor networks as well as our own wide-area network.

   We believe that this network design positions us to rapidly implement our future voice switching infrastructure. Using various combinations of packet-based access and switching solutions, our network is designed to use a distributed architecture that creates network efficiencies, closely correlates capital costs with traffic volumes, and distributes access/routing elements closer to our clients. Signaling, control, and feature elements are centralized to serve multiple markets. This design encourages capital efficiencies while enabling enhanced feature and service functionality.

Information Systems

   We have developed an integration strategy for OSS and other back-office systems that we believe will provide significant competitive advantages in terms of efficiency, capacity to process large order volumes and the ability to deliver exceptional client care. We are developing a seamless end-to-end system that will synchronize multiple activities. This integrated system will allow information to be entered once and at the appropriate time within our sales, client care, trouble management and billing process. Information will then be shared between the various components of our systems.

   We believe that our single entry system is superior to legacy systems, which generally require multiple entries of client information. Duplicate information entered into multiple systems can result in billing problems, service interruptions, and delays in installation. Our single entry process is less labor intensive and reduces the margin for error. In addition, the sales to billing interval will be significantly shortened. We expect that our customized, integrated system will also enable us to support rapid and sustained growth.

   The individual components of our system are as follows:

   Order Entry, Workflow, Circuit Inventory, Billing and Administration

   We have entered into an agreement with MetaSolv Software Inc. to license its Telecom Business Solution, or TBS, software to manage our back office operational support system. MetaSolv's TBS software manages our order entry, service installation, network design, network element inventory, gateway interconnects and work flow business functions. This software also allows our sales team to monitor the status of the order from initiation through service implementation.

   We have entered into an agreement with Saville Systems to utilize its Convergent Billing Platform, or CBP, AS/400 software. Saville's CBP product enables us to bundle and rate current and future service offerings and present the information on a single bill for our clients. This system supports client care functions, including billing inquiries and collection processes. Call detail records, such as the billing records generated by the Lucent 5ESS(R) switches and/or other network switching devices, will be automatically processed by the billing services provider in order to calculate and produce bills in a variety of formats. Clients will be able to choose specific management reports and access their account information over the Internet.

   We anticipate that during the first quarter of 2000, our MetaSolv TBS system will be fully integrated with our Saville Systems CBP billing and administration system to ensure data integrity and eliminate redundant data entry. We anticipate that this integrated software solution will allow us to efficiently provide a bundled product offering and will provide infrastructure for a central point of contact for handling orders and activities.

   Electronic Bonding

   Through software that we have licensed from DSET Corporation and have integrated with our MetaSolv TBS software, we believe that we are one of the first competitive providers to electronically interface with Bell Atlantic for the electronic bonding of orders. While most of our competitors initiate service for a client by sending the ILEC a fax or e-mail or by remote data entry, we have implemented an electronic interface linking our OSS directly to the ILEC system so that we can process orders on an automated basis for our clients which are switching service from the ILEC. Additionally, we can confirm receipt and installation of service on-line and in real-time. Some ILECs are just beginning to develop automated interfaces on a limited basis. We intend to continue to take a lead role with selected ILECs to create standards for automation of these interfaces. We anticipate establishing similar connections with other incumbent local exchange carriers.

   Trouble Ticketing

   We have created a system that logs information related to and monitors the resolution of network problems. This system will act as a central repository for logging client trouble calls, allocating responsibility for addressing the problem to the appropriate party, and monitoring the status of the response to the calls, including automatically escalating the response process, as appropriate.

   Sales Force Automation and Contact Management

   Our sales force utilizes sales force automation software called Contact Automated Sales Helper, or CASH. CASH assists us in the management of contacts with prospects, the distribution of lists of potential clients, the preparation of client forecast materials, the management of sales activities with particular client prospects and the preparation of proposals, correspondence and order forms.

Service Introduction

   Prior to offering services in a market, we must secure certification from state regulatory commissions. Typically, we must file tariffs, or price lists, for the services that we will offer. The certification process varies from state to state; however, the fundamental requirements are largely the same. State regulators require new entrants to demonstrate that they have secured adequate financial resources to establish and maintain good client service. New entrants are also required to show that they have the requisite technical and managerial ability required to establish and operate a telecommunications network. Our operating subsidiaries have already received certificates of authority to provide local exchange and interexchange telecommunications services in Connecticut, Massachusetts, New Hampshire, New York, Ohio, Pennsylvania and Rhode Island. Applications for such authority have been filed in Maine and Vermont. In addition, we have received authority under Section 214 of the Communications Act of 1934 to provide international switched services.

   Before providing local service, we must also negotiate and execute an interconnection agreement with the ILEC. While such agreements can be voluminous and may take months to negotiate, most of the key interconnection issues have now been thoroughly addressed and regulatory commissions in most states have ruled on arbitrations between the ILECs and new entrants. New entrants may adopt an interconnection agreement already entered into by the ILEC and another carrier. We will selectively adopt such an approach so that we can enter markets quickly. At the same time, we will preserve our right to replace the adopted agreement with a customized interconnection agreement that can be negotiated once service has already been established. We have adopted interconnection agreements in Connecticut, Massachusetts, New Hampshire, New York, Pennsylvania and Rhode Island. Some ILECs, such as Bell Atlantic, have sought to limit the rights of competitive telecommunications providers to adopt existing interconnection agreements. We cannot predict whether we will be able to adopt such interconnection agreements in the future.

   While interconnection agreements include key terms and prices for interconnection circuits, a significant joint implementation effort must be made with the ILEC in order to establish operationally efficient and reliable traffic interchange arrangements. Interchange arrangements must include those between the new entrant's network and the facilities of other service providers as well as public service agencies. Examples of traffic interchange and interconnection arrangements utilizing the ILEC's network include connectivity to its out-of-band signaling facilities, interconnectivity to the ILEC's operator services and directory assistance personnel, and access through the ILEC to the networks of wireless companies and interexchange carriers.

Regulation

   The following summary of regulatory development and legislation does not describe all present and proposed federal, state, and local regulation and legislation affecting the Internet service and telecommunications industries. Existing federal and state regulations are currently subject to judicial proceedings, legislative hearings and administrative proposals that could change, in varying degrees, the manner in which our industries operate. We cannot predict the outcome of these proceedings or their impact upon the Internet service and telecommunications industries or upon us.

   Overview

   Our telecommunications services are subject to federal, state and local regulation. The FCC exercises jurisdiction over all facilities and services of telecommunications common carriers to the extent those facilities are used to provide, originate, or terminate interstate or international communications. State regulatory commissions exercise jurisdiction over facilities and services to the extent those facilities are used to provide, originate or terminate intrastate communications. In addition, as a result of the passage of the Telecommunications Act, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of the Telecommunications Act. In particular, state regulatory commissions have substantial oversight over the provision of interconnection and non-discriminatory network access by ILECs. Local governments often regulate public rights-of-way necessary to install and operate networks.

   Federal Regulation

   Internet. In recent years there have been a number of U.S. and foreign legislative and other initiatives seeking to control or affect the content of information provided over the Internet. Some of these initiatives would impose criminal liability upon persons sending or displaying, in a manner available to minors, obscene or indecent material or material harmful to minors. Liability would also be imposed on an entity knowingly permitting facilities under its control to be used for such activities. These initiatives may decrease demand for Internet access, chill the development of Internet content, or have other adverse effects on Internet access providers, including us.

   Both the provision of Internet access service and the provision of underlying telecommunications services are affected by federal, state, local and foreign regulation. As a result of the passage of the Telecommunications Act of 1966, state and federal regulators share responsibility for implementing and enforcing the domestic pro-competitive policies of this Act. In particular, state regulatory commissions have substantial oversight over the provision of interconnection and non-discriminatory network access by ILECs. Municipal authorities generally have some jurisdiction over access to rights of way, franchises, zoning and other matters of local concern.

   Our Internet operations are not currently subject to direct regulation by the FCC or any other U.S. governmental agency, other than regulations applicable to businesses generally. However, the FCC continues to review its regulatory position on the usage of the basic network and communications facilities by ISPs. In an April 1998 Report, the FCC determined that ISPs should not be treated as telecommunications carriers and therefore should not be regulated. However, the future ISP regulatory status continues to be uncertain. In the April 1998 report, the FCC concluded that some services offered over the Internet, such as phone-to-phone IP telephony, may be functionally indistinguishable from traditional telecommunications service offerings, and that their non-regulated status may have to be re-examined. Congress has recently adopted legislation that regulates certain aspects of the Internet, including online content, user privacy and taxation. In addition, Congress and other federal entities are considering other legislative and regulatory proposals that would further regulate the Internet. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow its growth, particularly if other governments follow suit, which may negatively impact the cost of doing business over the Internet and materially adversely affect our business, financial condition, results of operations and future prospects.

   Changes in the regulatory structure and environment affecting the Internet access market, including regulatory changes that directly or indirectly affect telecommunications costs or increase the likelihood of competition from RBOCs or other telecommunications companies, could have an adverse effect on our business. Although the FCC has decided not to allow local telephone companies to impose per-minute access charges on ISPs, and that decision has been upheld by the reviewing court, further regulatory and legislative consideration of this issue is likely. In addition, some telephone companies are seeking relief through state regulatory agencies. The imposition of access charges would affect our costs of serving dial-up clients and could have a material adverse effect on our business, financial condition and results of operations.

   An important issue for competitive telecommunications providers is the right to receive reciprocal compensation for the transport and termination of Internet traffic. We believe that, under the 1996 Act, competitive telecommunications providers are entitled to receive reciprocal compensation from ILECs. However, some ILECs have disputed payment of reciprocal compensation for dial access Internet traffic, arguing that ISP traffic is not local traffic subject to reciprocal compensation obligations. Most states have required ILECs to pay competitive telecommunications providers reciprocal compensation. In October 1998, the FCC determined that dedicated DSL service is an interstate service and properly tariffed at the interstate level. In February 1999, the FCC concluded that at least a substantial portion of dial-up ISP traffic is jurisdictionally interstate. The FCC also concluded that its jurisdictional decision does not alter the exemption from access charges currently enjoyed by ISPs. The FCC established a proceeding to consider an appropriate compensation mechanism for interstate Internet traffic. Pending the adoption of that mechanism, the FCC saw no reason to interfere with existing intercommunication agreements and reciprocal compensation arrangements. The FCC order has been appealed.

In addition, there is a risk that state public utility commissions that have previously considered this issue and ordered the payment of reciprocal compensation by the ILECs to the competitive telecommunications providers may be asked by the ILECs to revisit their determinations, or may revisit their determinations on their own motion. To date, at least one ILEC has filed suit seeking a refund from a carrier of reciprocal compensation that the ILEC had paid to that carrier. There can be no assurance that any future court, state regulatory or FCC decision on this matter will favor our position. An unfavorable result may have an adverse impact on our potential future revenues as a competitive telecommunications provider, as well as increasing our costs generally.

   Other Telecommunications Services. We are regulated at the federal level as a nondominant common carrier subject to minimal regulation under Title II of the Communications Act of 1934. The Communications Act of 1934 was substantially amended by the Telecommunications Act of 1996, which was signed into law on February 8, 1996. This legislation provides for comprehensive reform of the nation's telecommunications laws and is designed to enhance competition in the local telecommunications marketplace by:

  .  removing state and local entry barriers,

  .  requiring ILECs to provide interconnection to their facilities,

  . facilitating the end user's choice to switch service providers from ILECs to competitive providers such as us and

  .  requiring access to rights-of-way.

   Under the Telecommunications Act, RBOCs have the opportunity to provide in-region, long distance services if they comply with market-opening conditions. ILECs are no longer prohibited from providing specified cable TV services. In addition, the Telecommunications Act eliminates particular restrictions on utility holding companies, thus clearing the way for them to diversify into telecommunications services.

   The Telecommunications Act specifically requires all local exchange carriers (including ILECs and competitive telecommunications providers such as us):

  .  not to prohibit or unduly restrict resale of their services,

  .  to provide, to the extent technically feasible, number portability,

  . to provide dialing parity and nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listings,

  .  to afford access to poles, ducts, conduits and rights-of-way, and

  . to establish reciprocal compensation arrangements for the transport and termination of telecommunications.

   It also requires every ILEC to negotiate in good faith interconnection agreements for the transmission and routing of local exchange traffic:

  .  at any technically feasible point within the ILEC's network,

  . on a level that is at least at parity to that provided by the ILEC to itself, its affiliates or any other party to which the ILEC provides interconnection, and

  . at rates, terms and conditions that are just, reasonable and nondiscriminatory.

   ILECs also are required to provide nondiscriminatory access to network elements on an unbundled basis at any technically feasible point, to offer for resale at wholesale rates their telecommunications services offered at retail to subscribers who are not telecommunications carriers, and to facilitate the collocation of equipment necessary for competitors to interconnect with or access the ILEC's unbundled network elements at rates, terms and conditions that are just, reasonable and nondiscriminatory, including local loops capable of providing such high speed digital services as ISDN, ADSL and DS-3 level signals. However, some aspects of FCC regulations designed to implement these provisions are subject to litigation as discussed below.

   Some smaller ILECs may be exempt from some or all of these requirements. Rural telephone companies are exempt from the ILEC-specific requirements until they receive a bona fide request for interconnection or unbundled network elements and the state commission determines that the interconnection request is technically feasible, consistent with universal service, and not economically burdensome. In addition, any local exchange carrier with less than two percent of the nation's subscriber lines may petition the state for suspension or modification of both the ILEC-specific requirements and the requirements that apply to all local exchange carriers. The state must grant the petition if it is consistent with the public interest and it is either necessary to avoid a significant adverse impact on users, or to avoid an economically burdensome requirement, or to avoid a technically infeasible requirement.

   The Telecommunications Act also removed on a prospective basis most restrictions on the RBOCs resulting from the consent decree which provided for divestiture of the RBOCs from AT&T in 1984. It establishes procedures under which an RBOC can enter the market for inter-LATA (i.e., long distance) services within the area where it provides local exchange service (the Telecommunications Act permitted the RBOCs to enter the out-of region long distance market immediately upon enactment). Before an RBOC can provide in-region inter-LATA services, it must obtain FCC approval upon showing that it has entered into interconnection agreements in the states where it seeks authority, that the interconnection agreements satisfy a 14-point "checklist" of competitive requirements and that such entry is in the public interest. To date, such authority has not been granted to any RBOC, although at least one RBOC, Bell Atlantic, may qualify soon in one or more states in its region. The provision of in-region inter-LATA services by RBOCs could permit them to offer "one-stop shopping" of bundled local and long distance services, thereby eliminating our current marketing advantage.

   On February 22, 1999, the United States Supreme Court issued a decision confirming the FCC's authority to adopt requirements for compliance with the checklist. This order reversed an earlier decision by the U.S. Court of Appeals for the Eighth Circuit that required the FCC to defer to state determinations as to particular elements of the checklist.

   FCC Rules Implementing the Local Competition Provisions of the
   Telecommunications Act

   On August 8, 1996, the FCC issued an order which established a framework of national rules enabling the implementation of many of the local competition provisions of the Telecommunications Act. The order, and subsequent iterations, also known as the Local Competition Orders, promulgated rules to implement Congress' statutory directive concerning the interconnection obligations of the ILECs. A summary of the Local Competition Orders follows:
   Interconnection. ILECs are required to provide interconnection for telephone exchange or exchange access service, or both, to any requesting telecommunications carrier at any technically feasible point. The interconnection must be at least equal in quality to that provided by the ILEC to itself or subsidiaries, affiliates or any other party to which it provides interconnection, and must be provided on rates, terms and conditions that are just, reasonable and nondiscriminatory.

   Access to Unbundled Elements. ILECs are required to provide requesting telecommunications carriers with nondiscriminatory access to network elements on an unbundled basis at any technically feasible point, on rates, terms, and conditions that are just, reasonable, and nondiscriminatory. At a minimum, ILECs must unbundle and provide access to network interface devices, local loops, local and tandem switches (including all software features provided by such switches), interoffice transmission facilities, signaling and call-related database facilities, operations support systems, and information and operator and directory assistance facilities. Due to a recent decision by the U.S. Supreme Court, this FCC rule was remanded to the FCC for reconsideration, see "Regulation--Recent Decisions." On November 5, 1999, the FCC, in response to the Supreme Court's remand, issued an Order revising its rules on the network elements that incumbents must make available, particularly those used in the provision of advanced services such as DSL. The order adopts stricter requirements for when a network element must be made available to CLECs by an ILEC and, using these standards, concludes that operator services and directory assistance need not be unbundled. The order also determines that switching need not be unbundled in certain urban markets for service to larger customers.

   Collocation. ILECs are required to provide physical collocation of equipment necessary for interconnection or access to unbundled network elements at the ILEC's premises, except that the ILEC may provide virtual collocation, if it demonstrates to the state regulatory commission that physical collocation is not practical for technical reasons, or because of space limitations. On March 18, 1999, the FCC adopted measures designed to facilitate a competitor's ability to access ILEC collocation space, including a requirement that ILECs make new collocation arrangements (e.g., shared collocation and cageless collocation) available to competing carriers and a requirement that competitors be able to locate all equipment necessary for interconnection, among other things.

   Transport and Termination Charges. State regulatory commissions, during arbitrations, should set symmetrical prices based on forward-looking economic costs, using the Total Element Long Run Incremental Cost, known as TELRIC methodology.

   Pricing Methodologies. State commissions are required to set arbitrated rates for interconnection and unbundled elements based on the ILEC's TELRIC, plus a reasonable share of forward-looking joint and common costs.

   Resale. State commissions are required to identify which marketing, billing, collection, and other costs will be avoided, or that are avoidable, by ILECs when they provide services on a wholesale basis and to calculate the portion of the retail rates for those services that is attributable to the avoided and avoidable costs.

   Access to Rights-of-Way. The FCC established procedures designed to facilitate the negotiation and mutual provision of nondiscriminatory access by telecommunications carriers and utilities to their poles, ducts, conduits, and rights-of-way.

   Interconnection Agreements. State commissions are required to follow these national rules when arbitrating interconnection agreements negotiated between ILECs and telecommunications carriers (typically competitive telecommunications providers like us) that have not been able to reach a voluntary agreement. These rules do not apply to voluntary agreements. The Telecommunications Act provides procedures and timetables for negotiation, arbitration and approval of interconnection agreements.

   Recent Decisions

   In 1997, the U.S. Court of Appeals for the Eighth Circuit vacated portions of the FCC rules implemented by the Interconnection Orders. In particular, in Iowa Utilities Board v. FCC, the Court vacated the FCC's pricing rules because the FCC had exceeded its jurisdiction in setting national rules. On January 25, 1999, the United States Supreme Court issued an opinion confirming the FCC's authority to issue regulations implementing the pricing and other provisions of the 1996 Act and reinstating most of the FCC rules previously vacated by the Eighth Circuit. Among other things, the Supreme Court held that the FCC has general authority under the Telecommunications Act to promulgate regulations governing local interconnection pricing, to adopt a "pick and choose rule," and to enact rules governing access to unbundled network elements. However, the Supreme Court vacated a key FCC rule identifying the network elements that ILECs are required to unbundle, and remanded this issue to the FCC for further consideration. On November 5, 1999, the FCC, in response to the Supreme Court's remand, issued an Order revising its rules on the network elements that incumbents must make available, including those used in the provision of advance services such as DSL. The order adopts stricter requirements for when a network element must be made available to CLECs by an ILEC and, using these standards, concludes that operator services and directory assistance need not be unbundled. The order also determines that switching need not be unbundled in certain urban markets for service to larger customers. While we do not believe that these revisions will have significant impact on our business, other parties may request an appeal of this Order. In

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

addition, the Eighth Circuit is now considering certain issues left undecided by the Supreme Court's decision, including the validity of the TELRIC pricing methodology.

   In the spring of 1998, four of the RBOCs petitioned the FCC to be relieved of specified regulatory requirements in connection with their provision of high-speed data services, including obligations to unbundle high- speed data loops and to resell such services. In October of 1998, the FCC ruled that high-speed data services are telecommunications services subject to the unbundling and resale obligations of the Act. However, the FCC has initiated a proceeding to determine whether RBOCs can create separate affiliates for their high-speed data services that would be free from these obligations. An adverse decision in that proceeding may have an adverse effect on us. On July 30, 1999, the United States Court of Appeals for the Fifth Circuit issued a decision in an appeal of the FCC's universal service rules. Specifically, the Fifth Circuit: (1) reversed the FCC's decision to assess certain contributions based in part on the intrastate revenues of universal service contributors;
(2) reversed and remanded for further consideration the FCC's decision to assess contributions based on the international revenues of certain contributors having interstate revenues; and (3) reversed the FCC's decision to "require" ILECs to recover universal service contributions through their interstate access charges. In October, 1999, the FCC issued revised rules consistent with the Court's mandate.

   Other Regulations

   In general, the FCC has a policy of encouraging new competitors, such as us, in the telecommunications industry and preventing anti-competitive practices. Therefore, the FCC has established different levels of regulation of dominant carriers (i.e., ILECs) and nondominant carriers (i.e., ICPs and CLECs).

   Tariffs. As a nondominant carrier, we may install and operate facilities for the transmission of domestic interstate communications without prior FCC authorization. Services of nondominant carriers have been subject to relatively limited regulation by the FCC, primarily filing tariffs and making periodic reports. However, nondominant carriers like us must offer interstate services on a nondiscriminatory basis, at just and reasonable rates, and remain subject to FCC complaint procedures.

   In October 1996, the FCC adopted the Detariffing Order, which eliminated the requirement that nondominant interstate carriers maintain tariffs on file with the FCC for domestic interstate services, and provided that, after a nine-month transition period, relationships between interstate carriers and their clients would be set by contract. Several parties requested reconsideration and/or filed appeals of the Detariffing Order. On February 13, 1997, the District of Columbia Circuit stayed implementation of the Detariffing Order pending its decision on appeal. In the meantime, however, on August 20, 1997, the FCC issued a Reconsideration Order, which reversed some aspects of the FCC's previous regulations. The Reconsideration Order would still significantly limit the ability of carriers to tariff long distance service. If the FCC's Orders become effective, nondominant interstate services providers will no longer be able to rely on the filing of tariffs with the FCC as a means of providing notice to clients of prices, terms and conditions under which they offer their interstate services. If we cancel our FCC tariffs as a result of the FCC's Orders, we will need to implement replacement contracts, which could result in substantial administrative expenses. On March 18, 1999, the FCC adopted rules requiring long distance carriers to make specific public disclosures of their rates, terms and conditions for domestic interstate services, with the effective date for these rules delayed until a court decision on the appeal of the FCC's Detariffing Order.

   International Services. Nondominant carriers such as us also are required to obtain FCC authorization pursuant to Section 214 of the Communications Act and file tariffs before providing international communications services. We have obtained such authority. The FCC has adopted rules for a multi-year transition to lower international settlements payments by U.S. common carriers. We believe that these rules are likely to lead to lower rates for some international services and increased demand for these services, including capacity on the U.S. facilities that provide these services.


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

   ILEC Price Cap Regulation Reform. In 1991, the FCC replaced traditional rate of return regulation for large ILECs with price cap regulation. Under price caps, ILECs can change prices for some specified services, including interconnection services provided to CLECs, only within given parameters. On September 14, 1995, the FCC proposed a three-stage plan which would substantially reduce ILEC price regulation as local markets become increasingly competitive and ultimately would result in granting ILECs nondominant status. Adoption of the FCC's proposal to significantly reduce its regulation of ILEC pricing would greatly enhance the ability of ILECs to compete against us, particularly by targeting price cuts to particular clients, and could have a material adverse effect on us. The FCC released an order on December 24, 1996 which adopted some of these proposals, including the elimination of the limits on price reductions within the access service category. The FCC's December 1996 order also eased the requirements necessary for the introduction of new services. On May 21, 1997, the FCC took further action updating and reforming its price cap plan for ILECs. The changes require ILECs subject to the price cap regulations to reduce their price cap indices, which limit maximum prices, by 6.5% annually, less an adjustment for inflation. The FCC also eliminated rules that require ILECs earning more than specified rates of return to "share" portions of the excess with their access clients during the next year in the form of lower access rates. These actions could have a significant impact on the interstate access prices charged by the ILECs with which we compete. Review of these FCC decisions is currently pending before the District of Columbia Circuit.

   Access Charges. The FCC has granted the ILECs significant flexibility in pricing their interstate special and switched access services on a specific central office by central office basis. Under this pricing scheme, ILECs may establish pricing zones based on access traffic density and charge different prices for each zone. We anticipate that the FCC will grant ILECs increasing pricing flexibility as the number of interconnections and competitors increases. In two orders released on December 24, 1996 and May 16, 1997, the FCC took action to reform the current interstate access charge system. The FCC adopted an order that makes various reforms to the existing rate structure for interstate access that are designed to move access charges, over time, to more cost-based rate levels and structures. These changes will reduce access charges and will shift charges currently based on minutes of use to flat-rate, monthly per line end-user charges. As a result, the aggregate amount of access charges paid by long distance carriers to access providers in the United States may decrease. However, the FCC, noting the proliferation of fixed monthly charges on the bills of long distance customers, has recently initiated a public inquiry on the impact of these charges on consumers who make few interstate long distance calls. It is possible that this may result in some sort of regulation of long distance rates. In an Order issued on August 1999, the FCC furthered its plan to bring interstate access rate levels more in line with cost by granting some large, established LECs increased pricing flexibility upon demonstration of increased competition (or potential competition) in relevant markets and sought comments on further changes in the rules to increase ILEC flexibility. That process will give ILECs progressively greater flexibility in setting rates as competition develops, gradually replacing regulation with competition as the primary means of setting prices. The FCC has also adopted a "prescriptive safeguard" to bring access rates to competitive levels in the absence of competition. The access charge reform decision is likely to have a significant impact on our operations, expenses, pricing and revenue. In addition, the FCC is seeking comments on a joint proposal of several ILECs and IXCs to further reduce access charges and create a new universal service fund to which all telecommunications carriers would contribute.

   In October 1998, AT&T initiated a proceeding in which it sought a declaration from the FCC that AT&T need not purchase competitive telecommunications provider switched access services. In addition, AT&T and Sprint have sent letters to virtually every competitive telecommunications provider stating that the competitive telecommunications provider's terminating access rates are unreasonable, and demanding a reduction in rates to a "competitive" level. If competitive telecommunications providers are unwilling to comply, the IXCs threaten to no longer purchase their switched access services. In many instances, the IXCs have refused to pay competitive telecommunications providers their tariffed rate for switched access services, and in some cases have refused payment to competitive telecommunications providers entirely. On July 16, 1999, the FCC issued a decision holding that a competitive telecommunications provider was entitled to be paid its tariffed rate for originating switched access services provided to AT&T, only originating access charges were at issue, since AT&T did not give sufficiently unambiguous notice of its intent to terminate access arrangements with the competitive telecommunications provider. If IXCs may in fact refuse to purchase competitive telecommunications providers switched assess services, competitive telecommunications provider may be adversely affected. The FCC August access order requests comment on this question and on whether the FCC should take steps to limit CLEC access charges.

   Reciprocal Compensation. A critical issue for competitive telecommunications providers is the right to receive reciprocal compensation for the transport and termination of Internet traffic. We believe that, under the Telecommunications Act and current FCC rules, competitive telecommunications providers are entitled to receive reciprocal compensation from ILECs for the transport and termination of Internet traffic. However, some ILECs have disputed payment of reciprocal compensation for Internet traffic, arguing the ISP traffic is not local traffic. Most states have required ILECs to pay ISPs reciprocal compensation. On February 25, 1999, the FCC adopted a Declaratory Ruling on reciprocal compensation for local exchange traffic to Internet service providers. The FCC determined that traffic to Internet service providers is "largely interstate," which would relieve the carrier originating such traffic of the obligation to pay reciprocal compensation. While the FCC has began a proceeding to determine an alternative compensation scheme for Internet traffic, we have not included any sums for reciprocal compensation from Internet traffic in the calculation of our potential future revenues.

   Universal Service Reform. On May 8, 1997, the FCC issued an order to implement the provisions of the Telecommunications Act relating to the preservation of advancement of universal telephone service, including quality of service, affordable rates, access to advanced services, access in rural and high-cost areas, equitable and nondiscriminatory contributions, specific and predictable support mechanisms and access to advanced telecommunications services for schools, health care providers and libraries. The order added competitive neutrality to the FCC's universal service principles by providing that universal service support mechanisms and rules should not unfairly advantage or disadvantage one provider or technology over another. All telecommunications carriers providing interstate telecommunications services, including us, must contribute to the universal service support fund. These contributions became due beginning in 1998 for all providers of interstate telecommunications services. Until the July 30, 1999, Fifth Circuit decision became effective, contributions were assessed based on end-user telecommunications revenues, and actual contributions also depend on the proportion of intrastate, interstate and international revenues. Beginning November 1, 1999, contributions are based solely on interstate and international revenues. Contribution factors vary quarterly and carriers, including us, are billed monthly. We, like other telecommunications carriers that provide interstate telecommunications services, will be required to contribute a portion of our end-user telecommunications revenues to fund Universal Service programs. However, we are also eligible as a recipient of Universal Service support if we elect to provide specific services supported by the federal universal service support mechanisms.

   State Regulation. We believe that most, if not all, states in which we propose to operate will require a registration, certification or other authorization to offer intrastate services. Many of the states in which we operate or intend to operate are in the process of addressing issues relating to the regulation of CLECs. We will also be subject to tariff filing requirements. In most states, we are required to file tariffs setting forth the terms, conditions and prices for services that are classified as intrastate.

   We have received, through our operating subsidiaries, certificates of authority to provide local exchange and interexchange telecommunications services in Connecticut, Massachusetts, New Hampshire, New York, Ohio, Pennsylvania and Rhode Island. Applications for such authority are pending in Maine and Vermont.

   In addition to tariff filing requirements, some states also impose reporting, client service and quality requirements, as well as unbundling and universal service requirements. In addition, we will be subject to the outcome of generic proceedings held by state utility commissions to determine new state regulatory policies. Some states, including some of our target states, have adopted or have pending proceedings to adopt specific universal service funding obligations. These state proceedings may result in obligations that are equal to or more burdensome than the federal universal service obligations.


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

   We believe that, as the degree of intrastate competition increases, the states will offer the ILECs increasing pricing flexibility. This flexibility may present the ILECs with an opportunity to subsidize services that compete with our services with revenues generated from non-competitive services, thereby allowing ILECs to offer competitive services at lower prices. We cannot predict the extent to which this may occur, but it could have a material adverse effect on us and our ability to meet our obligations.

   We are also subject to requirements in some states to obtain prior approval for, or notify the state commission of, specified events such as transfers of control, sales of assets, corporate reorganizations, issuances of stock or debt instruments and related transactions.

   Local Authorizations. When constructing a network, such as fiber optic cables, we generally must obtain municipal franchises and other permits. These rights are typically the subject of non-exclusive agreements of finite duration and provide for the payment of fees or the provision of services to the municipality. In addition, we must secure rights-of-way, pole attachments and other access rights, which are typically provided under non-exclusive multi-year agreements that generally contain renewal options. In some municipalities we will be required to pay license or franchise fees based on a percentage of gross revenues or on a per linear foot basis, as well as post-performance bonds or letters of credit.

   Slamming. When an end user decides to choose a local or long distance telecommunications company for services, that choice is encoded in the client record. This encoded information is used to route the user's calls so that billing comes from the desired company. A user may change service providers at any time, but the FCC regulates the process. Specific client instituted procedures must be followed, and when they are not, particularly if the change is unauthorized or fraudulent, the process is known as "slamming." Slamming is such a significant problem that it was addressed in detail in the Telecommunications Act and by the FCC in recent orders. The FCC has levied significant fines for slamming. The risk of financial damage and harm to business reputation from slamming is significant. Even one slamming complaint could cause extensive litigation expenses for us. The FCC recently decided to apply its slamming rules, which originally covered only long distance, to local service.

   Payphone Compensation. Section 276 of the Telecommunications Act requires payphone owners to be compensated for each completed call originated at their payphones. Although the FCC has issued several orders that have been remanded and vacated on appeal, on February 4, 1999, the FCC released its Third Report and Order that established a default rate for payphone compensation of $0.24 cents. Although as a competitive telecommunications provider, we currently are not liable to compensate payphone owners for many calls, as we begin to provide additional services, our compensation requirements may increase significantly.

Competition

   We operate in a highly competitive environment and currently do not have a significant market share in any of our markets. Most of our actual and potential competitors have substantially greater financial, technical, marketing and other resources (including brand name recognition) than we do. Also, the continuing trend toward business alliances in the telecommunications industry, and the increasingly reduced regulatory and technological barriers to entry in the data and Internet services markets, could give rise to significant new competition. We believe that the principal competitive factors affecting our business will be pricing levels and clear pricing policies, client service, accurate billing and, to a lesser extent, variety of services. Our ability to compete effectively will depend upon our ability to provide high quality market-driven services at prices generally equal to or below those charged by our competitors. To maintain our competitive posture, we believe that we must be in a position to reduce our prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect us.


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

   ILECs

   In each of our target markets, we will compete principally with the ILEC serving that area, such as Bell Atlantic, Frontier, SNET and Ameritech. ILECs are the established providers of dedicated and local telephone services to the majority of telephone subscribers within their respective service areas. In addition, ILECs generally have long-standing relationships with their clients and with federal and state regulatory authorities and have financial, technical and marketing resources substantially greater than we do, and the potential to subsidize competitive services from a variety of businesses.

   While recent regulatory initiatives provide increased competitive opportunities to voice, data, and Internet-service providers such as us, they also provide the ILECs with increased pricing flexibility for their private line, special access, and switched access services. With respect to competitive access services (i.e., the fees to connect to an ILECs' facilities), the FCC recently decided to increase ILEC pricing flexibility and deregulation for such services, either automatically or after specified criteria are met. If the ILECs are allowed additional flexibility to offer discounts to large clients, engage in aggressive volume and term discount pricing practices, and/or charge competitors with excessive fees for interconnection to their local networks, the potential income of ICPs and CLECs, including us, could be adversely affected.

   Data/Internet Services Providers

   The Internet services market is highly competitive, and we expect that competition will continue to intensify. Our competitors in this market will include ISPs, other telecommunications companies, online services providers and Internet software providers. In addition, we may also face competition from companies providing DSL services. Many of these competitors have greater financial, technological and marketing resources than those available to us.

   Competitive Telecommunications Providers

   We also face competition from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange market such as AT&T and MCI WorldCom, and from resellers of local exchange services and CAPS. We also face competition from other CLECs with overlap in our targeted markets, such as Adelphia Business Solutions, Inc. and Time Warner Telecom. Even the ILECs, particularly the RBOCs, have established independent CLEC subsidiaries to compete with their former Bell System cousins in local competition. Some of these competitors have significantly greater financial resources than we do. For example, AT&T, MCI WorldCom, and Sprint (historically only long distance carriers), have each begun to offer local telecommunications services in major U.S. markets using their own facilities or by resale of the other providers' services. In addition, a continuing trend toward consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors. For example, the merger of WorldCom, Inc. with MCI, Global Crossing's recent purchase of Frontier Corp., SBC's merger with Ameritech, Qwest's agreement to buy US WEST, MCI WorldCom's agreement to buy Sprint Corp. and AT&T's acquisition of Teleport Communications Group, Inc. and Tele-Communications Inc. are examples of these competitive alliances. Such combined entities may provide a "bundled package" of telecommunications products (e.g., local, long distance, and Internet telephony) that directly competes with the products we offer. These types of consolidations and strategic alliances could put us at a competitive disadvantage.

   Fixed Wireless Companies

   We also face competition from companies using radio and microwave spectrum instead of physical wiring, known as fixed wireless services. These companies utilize various wireless communications systems, and unlicensed wireless radio services. The FCC has issued, or is in the process of issuing, licenses for these services to provide broadband integrated telecommunications services on a point-to-point and/or point-to-multi-point basis. Some of these service providers, such as WinStar, Advanced Radio Telecom and Teligent, have already raised substantial capital and have commenced building their wide-area networks in many top-50 urban areas. Upon entering into appropriate interconnection agreements with ILECs, these service providers are expected to provide integrated voice and data services to small and medium-sized businesses. Several equipment manufacturers have developed still other low data-rate transmission devices (e.g., infrared) that may provide non-regulated competition to us.

   The FCC has authorized mobile cellular Personal Communications Services, or PCS, and other Commercial Mobile Radio Services, or CMRS, providers to offer wireless services to fixed locations. Previously, cellular providers could provide service to fixed locations only on an ancillary or incidental basis. This authority to provide fixed as well as mobile services will enable CMRS providers to offer "wireless" local loop service and other services to high density fixed locations (e.g., office and apartment buildings) in direct competition with us and other providers of traditional telephone service.

   Other Competitors

   Other companies that currently offer, or are capable of offering, local switched services include: cable television companies, electric utilities, microwave carriers, and large business clients (who build private networks). These entities, upon entering into appropriate interconnection agreements or resale agreements with ILECs, could offer single source local and long distance services like those that we offer. We also expect to increasingly face competition from companies offering long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay carrier access charges or universal service fees.

   In addition, RBOCs may soon begin offering single source local and long distance services. Currently, RBOCs cannot provide long-distance service that originates (or in some cases terminates) in one of its in-region states until the RBOC has satisfied statutory conditions in that state, and has received the approval of the FCC. To date, none of the RBOCs have satisfied these statutory conditions and, as a result, the FCC has denied all of the RBOC applications to provide long distance service. However, we expect that RBOCs will soon begin to satisfy these statutory conditions and obtain FCC approval to provide such services. In particular, we believe that Bell Atlantic may obtain long distance authority in one or more of the states in its region in the near future. Once the RBOCs are allowed to offer in-region long distance services, they will undoubtedly offer single-source local and long distance service, which will give rise to increased competition to us. In the spring of 1998, four of the RBOCs petitioned the FCC to be relieved of some particular regulatory requirements in connection with their provision of high-speed data services, including obligations to unbundle high-speed data loops and to resell such services. In October 1998, the FCC ruled that high-speed services are telecommunications services subject to the unbundling and resale obligations of the Act. However, the FCC has initiated a proceeding to determine whether RBOCs can create separate affiliates for their high-speed data services that would be free from these obligations.

Employees

   As of November 15, 1999, we had approximately 368 employees. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified employees. None of our employees are currently represented by collective bargaining agreements. We believe that we enjoy good relationships with our employees.

Legal Proceedings

   We are not party to any pending legal proceedings that we believe would, individually or in the aggregate, have a material adverse effect on our financial condition or results of operations.


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

Facilities

   We are headquartered in Rochester, New York and lease offices and space in a number of locations, primarily for sales offices and network equipment installations. The table below lists our leased facilities as of November 15, 1999:

                                                                   Approximate
   Location                                     Lease Expiration  Square Footage
   --------                                     ----------------- --------------
   Albany, NY.................................. October 2008(1)        4,500
   Albany, NY.................................. October 2003(2)        3,725
   Buffalo, NY................................. October 2008(3)        7,000
   Manchester, NH.............................. October 2009(3)       11,413
   Pittsburgh, PA.............................. February 2009(3)      12,200
   Portsmouth, NH.............................. April 2000(5)          1,078
   Portsmouth, NH.............................. April 2004(5)          2,520
   Providence, RI.............................. March 2009(3)          9,335
   Rochester, NY............................... January 2009(4)       32,000
   Rochester, NY............................... December 2009(3)      11,390
   Springfield, MA............................. September 2009(3)      7,450
   Syracuse, NY................................ December 2008(3)       9,850
   Worcester, MA............................... September 2009(3)      4,446
   Worcester, MA............................... September 2001(5)      1,000

--------
(1)  Lease of network equipment facilities only.
(2)  Lease of office space only.
(3)  Lease of both office space and network equipment facilities.
(4)  Lease of our principal executive offices.
(5)  Atlantic Connections lease of office space.

   We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available to meet our development and expansion needs in existing and projected target markets.

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

                                  MANAGEMENT

   The following sets forth information concerning the directors, executive officers and other key personnel of the Company including their ages as of November 15, 1999.

   Name                     Age                      Title
   ----                     ---                      -----
   Steve M. Dubnik(1)......  36 Chairman of the Board, President and Chief
                                Executive Officer, Director
   Kevin S. Dickens........  36 Senior Vice President, Operations and
                                Engineering
   Ajay Sabherwal..........  33 Senior Vice President, Finance and Chief
                                Financial Officer
   Mae H. Squier-Dow.......  38 Senior Vice President, Sales, Marketing and
                                Service
   Philip H. Yawman........  34 Senior Vice President, Corporate Development
   Robert Bailey...........  53 Vice President, Convergent Network Systems
   Joseph A. Calzone.......  36 Vice President, Engineering and Network
                                Operations
   Linda S. Chapman........  36 Vice President, Human Resources
   James C. Currie.........  52 Vice President, Operations
   Elizabeth A. Ellis......  41 Vice President, Information Technology
   David A. Fitts..........  34 Vice President, Product Marketing
   Robert J. Merrill.......  43 Vice President, Business Development
   Michelle C. Paroda......  36 Vice President, Client Services
   Joseph M. Schaal........  33 Vice President, Application Services and
                                Strategy
   Kim Robert Scovill......  46 Vice President, Regulatory Affairs and General
                                Counsel
   John J. Zimmer..........  41 Vice President, Finance and Controller
   Paul Cissel.............  42 Vice President, Sales, New England
   Michael A. D'Angelo.....  34 Vice President, Sales, Western Region
   Daniel K. Iles..........  38 Regional Vice President of Sales, Western
                                Region
   Eric Peterson...........  36 Regional Vice President of Sales, New England
   John B. Ehrenkranz(1)...  34 Director
   Bruce M. Hernandez(1)...  39 Director
   Michael M. Janson.......  51 Director
   Robert M. Van Degna(1)..  55 Director

--------
(1)  Member of the Board's Executive Committee

   Steve M. Dubnik, our Chairman of the Board, President, Chief Executive Officer and Founder, has worked in the telecommunications industry for 15 years. Prior to founding Choice One in June 1998, Mr. Dubnik served in various capacities with ACC Corp., including as the President and Chief Operating Officer of North American Operations of ACC from November 1996 to April 1998 and as Chairman of the Board of Directors of ACC TelEnterprises Ltd. from July 1994 to April 1998. From December 1997 to April 1998, he also jointly performed the functions of Chief Executive Officer of ACC. Prior to joining ACC, Mr. Dubnik served as President, Mid-Atlantic Region, of RCI Long Distance (now Frontier Corporation) from 1992 through June 1994. For more than five years prior thereto, he held various senior positions with Rochester Telephone Corporation (now Frontier Corporation) in engineering, operations, information technology and sales.

   Kevin S. Dickens, our Senior Vice President, Operations and Engineering since July 1998, has worked in the telecommunications industry for 11 years. Prior to joining us, Mr. Dickens was President and Chief Executive Officer of ACC Corp.'s Canadian subsidiary, ACC TelEnterprises Ltd., from May 1997 to June 1998. Prior thereto, Mr. Dickens was Vice President of Network Planning and Optimization at Frontier Corporation, from September 1996 to May 1997, with responsibility for Frontier's long distance network. Prior thereto, Mr. Dickens was a Senior Director of Advanced Technology and a Senior Director of Engineering at Frontier Corporation since September 1994. Mr. Dickens has also worked in various positions in engineering and technology development, business unit management, marketing and sales.

   Ajay Sabherwal, our Senior Vice President, Finance and Chief Financial Officer since September 1999, has worked both directly in the telecommunications industry and as an equity analyst covering the telecommunications industry for over 10 years. Mr. Sabherwal was most recently executive director of institutional equity research for Toronto-based CIBC World Markets from June 1996 to September 1999. Prior to joining CIBC World Markets as a senior research analyst in June of 1996, Mr. Sabherwal was the telecommunications analyst for BZW (Barclays de Zoete Wedd) Canada and its successor company from November 1993 until June 1996. Mr. Sabherwal has also held management positions at Unitel Communications (now AT&T Canada), Deloitte and Touche Management Consultants, and CNCP Telecommunications in the areas of new product development and launch, planning, managing vendor relationships and budgeting.

   Mae H. Squier-Dow, our Senior Vice President, Sales, Marketing and Service since June 1998, has worked in the telecommunications industry for 15 years. Ms. Squier-Dow served as President of ACC Telecom, a U.S. subsidiary of ACC Corp., from June 1996 to May 1998, and in several positions at ACC Long Distance U.K. Ltd., including as Commercial Director from April 1995 to June 1996, and as Director of Client Relations and Marketing, Vice President of International Planning and Operations Director from October 1993 to April 1995. Ms. Squier-Dow also served as Vice President of Client Relations at ACC Corp. from March 1992 to October 1993 and as its Director of Client Relations from January 1991 to March 1992.

   Philip H. Yawman, our Senior Vice President, Corporate Development since July 1998, has worked in the telecommunications industry for 11 years. Prior to joining us, Mr. Yawman was Vice President of Investor Relations and Corporate Communications at ACC Corp. from April 1997 to January 1998. Mr. Yawman also served in various positions at Frontier Corporation from July 1989 to April 1997, including as head of investor relations activities and in several product management positions.

   Robert Bailey, our Vice President of Convergent Network Systems since September 1999, is responsible for evaluating and selecting the technology to be deployed by Choice One in the next generation of switching systems architecture, including the evolution from circuit switching systems to packet and ATM-based infrastructure. Most recently, he was Vice President and Chief Technology Officer for the Upstate Cellular Network (Frontier Cellular), a joint venture of Bell Atlantic Mobile and Frontier Corporation, from January 1985 until April 1999, where he was responsible for engineering and operations of a cellular network that covered 5.5 million population units in upstate New York. Previously, Mr. Bailey held a number of key positions at Frontier Corporation, including Vice President of Strategic Technologies, and President of Frontier Cellular, Frontier Network Systems and Frontier's long distance network. Prior to entering the deregulated business units in 1985, he held a number of senior positions in operations and engineering at Frontier's predecessor regulated company, Rochester Telephone.

   Joseph A. Calzone, our Vice President, Engineering and Network Operations since July 1998, has worked in the telecommunications industry for 13 years. Prior to joining us, Mr. Calzone held various key management positions at Citizens Communications from October 1995 to May 1998, most recently as head of the National Sales and Services organization and as Vice President of Long Distance Engineering and Operations. Prior thereto, Mr. Calzone was employed by Frontier Corporation for 10 years, where he held various positions such as Director of Carrier Services and Sales, Director of Strategic Accounts and Manager of Traffic Engineering and Switching.

   Linda S. Chapman, our Vice President, Human Resources since August 1998, was the Director of Human Resources of ACC Corp.'s U.S. subsidiary, ACC Telecom, from June 1997 to July 1998. Prior thereto, Ms. Chapman held various management positions with MCI from March 1994 to May 1997 and worked in the Lodging division of Marriott International from October 1986 to February 1994.

   James C. Currie, our Vice President, Operations was at Citizens Communications from 1994 until he came to Choice One in June 1999. At Citizens he was in a number of executive positions including Director of Long Distance Operations, Director of Network Provisioning, Senior Director--Business Call Centers and Sales Engineering, Vice President of Eastern Region Operations and Vice President of Carrier Access Sales. Prior to joining Citizens, Mr. Currie's experience includes over 20 years of operations and engineering experience with New York Telephone, CONTEL as well as with GTE.

   Elizabeth A. Ellis, our Vice President, Information Technology since July 1998, has worked in the information technology field for over 18 years, including the past five years in the telecommunications industry. Prior to joining us in July 1998, Ms. Ellis was Commercial Director for ACC Telecom's subsidiaries in the United Kingdom and Germany from August 1994 to June 1998 where she was responsible for all aspects of network, operations, client service, telemarketing and information technology. Prior thereto, Ms. Ellis was employed at Wytecom, Inc. from March 1992 to August 1994.

   David A. Fitts, our Vice President, Product Marketing since July 1998, has worked in the telecommunications industry for 11 years. Prior to joining us, Mr. Fitts was a Senior Manager responsible for Marketing Communications and Internet Product Management at RCN Corporation from January to July 1998. Prior thereto, Mr. Fitts was Marketing Manager at Time Warner Communications from May 1995 to January 1998 and was Senior Product Manager at Teleport Communications Group from November 1993 to May 1995.

   Robert J. Merrill, our Vice President, Product Development since September 1998, has worked in the telecommunications industry for over 21 years. Prior to joining us, Mr. Merrill was the Vice President of Marketing and Product Development for Frontier Communication's Carrier Services Group, from January to September 1998 and the Director of Product Development (Wholesale) from June 1997 to January 1998. Prior thereto, Mr. Merrill was at Rochester Telephone as the Director of Marketing and Product Development from April 1995 to June 1997 and as the General Manager of Visions Long Distance from June 1993 to April 1995. Prior thereto, Mr. Merrill worked in a variety of areas including marketing and product development, regulatory affairs, engineering, network operations, sales, finance and business development for GTE, AT&T and NECA for over 15 years.

   Michelle C. Paroda, our Vice President, Client Services since July 1998, has worked in the telecommunications industry for 15 years. Prior to joining us, Ms. Paroda had been employed in a variety of positions by Frontier Corporation since 1984, most recently as Vice President of Client Service.

   Joseph M. Schaal, our Vice President, Application Services and Strategy since July 1998, has worked in the telecommunications industry for 10 years. Prior to joining us, Mr. Schaal held various positions at Frontier Corporation in project management, business planning, financial management, operations and software development at Frontier Corporation from January 1995 to February 1997, most recently as its Director of Application and Product Development from March 1997 to May 1998.

   Kim Robert Scovill, our Vice President, Regulatory Affairs and General Counsel since December 1998, has worked in the telecommunications industry for over 26 years. Mr. Scovill began his career in 1972 as a founding faculty member of Ohio University's Center of Telecommunications Management. Mr. Scovill served as a senior administrator and Administrative Law Judge at the Public Utilities Commission of Ohio from May 1982 to August 1986. Mr. Scovill also served as the Manager of Corporate Issues at Cincinnati Bell Telephone from May 1986 to March 1990, where he managed the introduction of such telecommunications innovations as cellular calling party pays and Kentucky's deaf relay service. From January 1991 to February 1998, Mr. Scovill was Vice President of Worthington Voice Services, a telecommunications and e-commerce company. From February 1998 to December 1998, Mr. Scovill was Vice President and General Counsel of Omnicall, a South Carolina-based CLEC.

   John J. Zimmer, our Vice President, Finance and Controller since August 1998, is a certified public accountant and has worked in the telecommunications industry for eight years. Prior to joining us, Mr. Zimmer was employed by ACC Corp., as Vice President and Treasurer from January 1997 to July 1998, as Vice President of Finance from September 1994 to January 1997, and as Controller from March 1991 through August 1994. Prior thereto, Mr. Zimmer was an Audit and Accounting Manager with Arthur Andersen & Co.

   Paul Cissel, our Vice President, Sales, New England Region, since November 1999, has worked in both the telecommunications and electronics industries for over 19 years. Mr. Cissel was President of Atlantic Connections when Choice One acquired it in November 1999. Prior to joining Atlantic Connections in September 1998, Mr. Cissel was the Senior Vice President of Sales and Marketing for Phoenix Network from November 1993 to November 1996.

   Michael A. D'Angelo, our Vice President of Sales, Western Region, since September 1998, has worked in the telecommunications industry for over 12 years. Prior to joining us, Mr. D'Angelo was the Director of Sales, Southeast Regional Manager at ICG Communications from November 1997 to September 1998. Prior thereto, Mr. D'Angelo was Regional Sales Manager for Citizens Communications from January 1995 to November 1997, Territory Manager for MFS Telecom Communications from August 1994 to January 1995, and Major Account Manager and Account Executive for Rochester Telephone from March 1987 to February 1994.

   Daniel K. Iles, our Regional Vice President of Sales, Western Region, since July 1998, has worked in the telecommunications industry for 13 years. Prior to joining us, Mr. Iles was the Director of Sales for Intermedia Corporation from March 1997 to July 1998. Prior thereto, Mr. Iles was employed by Frontier Corporation, as Director of Sales from October 1995 to March 1997 and as Regional Manager-Upstate New York from November 1990 to October 1995.

   Eric Peterson, our Regional Vice President of Sales, New England Region, since November 1999. Prior to joining Choice One, Mr. Peterson held a similar position with HarvardNet from December 1998 to August 1999. He served as the Vice President of Sales and Marketing for FaxNet, a startup company, from 1996 until 1998. From 1991 to 1996, Mr. Peterson held a series of positions with Allnet Communications, where he helped to establish the Allnet Wholesale Division. His telecom career began at First Phone in Boston where he was Director of Sales from 1988 to 1991.

   John B. Ehrenkranz, was elected to our Board of Directors in July 1998 and is a Principal of Morgan Stanley & Co. Incorporated where he has been employed since 1987. Mr. Ehrenkranz is also a Principal of Morgan Stanley Capital Partners III, Inc., the corporate general partner of certain MSDWCP funds. Mr. Ehrenkranz also currently serves on the Board of Directors of Allegiance Telecom, Inc., as well as other privately held companies.

   Bruce M. Hernandez, was elected to our Board of Directors in July 1998 and is a Principal and Chief Executive Officer of Waller Sutton Media Partners, L.P., where he has been employed since 1997. Mr. Hernandez previously served as Chief Financial Officer of Horizon Cellular from 1993 to 1997.

   Michael M. Janson, was elected to our Board of Directors in July 1998 and is a Managing Director of Morgan Stanley & Co. Incorporated where he has been employed since 1987. Mr. Janson is also a Managing Director of Morgan Stanley Capital Partners III, Inc., the corporate general partner of certain MSDWCP funds. Mr. Janson also currently serves on the Board of Directors of Silgan Holdings, Inc., as well as other privately held companies.

   Robert M. Van Degna, was elected to our Board of Directors in July 1998 and is a Managing Director of Fleet Equity Partners, an investment firm affiliated with Fleet Boston Financial Corp. Mr. Van Degna joined Fleet Financial Group in 1971 and held a variety of lending and management positions until he organized Fleet Equity Partners in 1982. Mr. Van Degna served on the Board of Directors of ACC Corp. from 1995 to 1998 and he was Chairman of the Board when ACC merged with Teleport Communications Group. Mr. Van Degna also currently serves on the Board of Preferred Networks, Inc., as well as other privately held companies.

   Each of our officers serves at the pleasure of the Board of Directors.

Election of Directors; Composition of Board; Voting Agreement

   Pursuant to our certificate of incorporation and an agreement among our current stockholders, known as the Transaction Agreement, the initial size of our Board is established at seven directors. The Board size may be changed by action of the Board but may not be less than the total number of directors permitted to be designated by the parties to the Transaction Agreement.

   The composition of the Board pursuant to the Transaction Agreement is as follows. MSDWCP is entitled to designate the majority of our Board so long as it continues to hold 75% or more of the stock initially issued to it; 1/3 of the Board so long as it holds at least 50%; two directors so long as it holds at least 25%; and one director if it holds at least 10%. Fleet and Waller-Sutton are each entitled to designate one director so long as each continues to hold, respectively, 50% and 75%, of the stock initially issued to them. Our Chief Executive Officer is also designated as a director. Within three months of this offering, at least one outside director will be designated to the Board. The stockholders who are parties to the Transaction Agreement have agreed to vote all of their shares to give effect to the Board composition described above.

   Our Board is divided into three classes serving staggered terms. After an initial transition period following the offering, directors in each class will be elected to serve for three-year terms and until their successors are elected and have qualified. Each year, the directors of one class will stand for election as their terms of office expire. Prior to the Trigger Date, our directors may be removed without cause by our stockholders. After the Trigger Date, our directors may only be removed by our stockholders for cause.
      is a director with a term of office expiring on the date of our annual meeting of stockholders in 2000; Messrs. Jansen and Ehrenkranz are directors with terms of office expiring on the date of our annual meeting of stockholders in 2001; and Messrs. Dubnik, Van Degna and Hernandez are directors with terms of office expiring on the date of our annual meeting of stockholders in 2002. The composition of the board of directors of each of the subsidiaries of the Company will be the same as the Board of the Company.

   The quorum for Board action requires the presence of at least four directors with at least one director present who has been designated by MSDWCP and one director present who has been designated by either Fleet or Waller-Sutton. Any vacancy on the Board may be required to be filled as the first order of business at a meeting following the event creating a vacancy.

Committees of the Board of Directors

   The Board of Directors currently has five committees: an Executive Committee; an Employee Option Plan Administration Committee; a Compensation Committee; an Audit Committee; and a Pricing Committee.

   The Executive Committee has the authority to act as a liaison between the Board and executive management and exercise such powers as shall be delegated to it from time to time by the Board. Pursuant to our certificate of incorporation and the Transaction Agreement, the Executive Committee will be comprised of our Chief Executive Officer and may be comprised of three other representatives, since one member may be designated by each of MSDWCP, the Fleet Entities and Waller-Sutton so long as that investor is entitled to designate a director to the Board. The current members of the Executive Committee are Messrs. Dubnik, Ehrenkranz, Hernandez and Van Degna.

   The Employee Option Plan Administration Committee administers our 1998 Employee Stock Option Plan. The Committee consists of Messrs. Ehrenkranz, Hernandez and Van Degna. See "--Stock Plan--1998 Employee Stock Option Plan."

   The Compensation Committee reviews and recommends the compensation arrangements for management, including salaries, bonus plans and options granted outside of the 1998 Employee Stock Option Plan. The current members of the Compensation Committee are Messrs. Ehrenkranz, Hernandez and Van Degna.

   The Audit Committee, among other things, recommends the firm to be appointed as independent accountants to audit our financial statements, discusses the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our interim and year-end operating results, assesses the adequacy of our internal accounting controls and audit procedures and reviews the non-audit services to be performed by the independent accountants. The Audit Committee is currently comprised of Messrs. Ehrenkranz, Hernandez and Janson.

   The Pricing Committee has the authority to: negotiate the pricing and other terms applicable to the engagement of an affiliate of Morgan Stanley Dean Witter as our financial advisor or as lead manager or lead arranger for any underwritten offering or capital markets activities; select and engage one or more co-managers or co-arrangers for any such underwritten offering or capital markets activities and to negotiate the terms of such engagement; and exercise such other powers as shall be delegated to it from time to time by the Board. MSDWCP's designee will generally abstain from voting on matters relating to such engagement of an affiliate of Morgan Stanley, but is expected to participate in discussions pertaining thereto. Pursuant to our certificate of incorporation and the Transaction Agreement, the Pricing Committee will be comprised of our Chief Executive Officer and may be comprised of three other representatives, since one member may be designated by each of MSDWCP, Fleet and Waller-Sutton so long as that investor is entitled to designate a director to the Board. The current members of the Pricing Committee are Messrs. Dubnik, Ehrenkranz, Hernandez and Van Degna.

Compensation of Directors

   We will reimburse the members of our Board of Directors for their reasonable out-of-pocket expenses incurred in connection with attending Board or committee meetings and related activities. Additionally, we are obligated to maintain our present level of directors' and officers' liability insurance. Members of our Board of Directors currently receive no other compensation for services provided as a Director or as a member of any Board committee. Non-employee directors of Choice One and our subsidiaries are entitled to participate in our 1999 Directors' Stock Incentive Plan.

Executive Compensation

   The following table sets forth compensation paid during the period from June 1998 to December 31, 1998 to the Chief Executive Officer of the Company and the other three most highly paid executive officers of the Company (the "Named Executive Officers") whose annual salary and bonus, on a prorated basis, exceeded $100,000 for all services rendered to the Company during such period.

Summary Compensation Table

                                                      Annual
                                                   Compensation     All Other
                                                ------------------ Compensation
Name and Principal Position                Year Salary($) Bonus($)   ($) (4)
---------------------------                ---- --------- -------- ------------
Steve M. Dubnik (1)....................... 1998  $75,385  $14,000     $1,777
 President and Chief Executive Officer
Kevin S. Dickens (2)...................... 1998   65,000   13,000      1,650
 Sr. Vice President, Operations and
  Engineering
Mae Squier-Dow (1)........................ 1998   70,000   13,000      1,650
 Sr. Vice President, Sales, Marketing and
  Service
Philip Yawman (3)......................... 1998   60,000   23,000      1,650
 Sr. Vice President, Corporate Development

--------
(1) Mr. Dubnik and Ms. Squier-Dow joined the Company on June 15, 1998 and the compensation disclosed is for the period from that date through December 31, 1998.
(2) Mr. Dickens joined the Company on July 1, 1998 and the compensation disclosed is for the period from that date through December 31, 1998.
(3) Mr. Yawman joined the Company on July 13, 1998 and the compensation disclosed is for the period from that date through December 31, 1998.
(4) Reflects matching contributions made by the Company under its 401(k) plan on behalf of such Named Executive Officer.

Stock Plans

   1998 Employee Stock Option Plan

   On August 12, 1998, our stockholders approved the 1998 Employee Stock Option Plan (the "Employee Option Plan"), under which we may issue stock options exercisable for shares of our common stock to employees of the Company and our subsidiaries who did not own Class B Units of Choice One Communications L.L.C. which, prior to this offering, was our sole shareholder. The Employee Option Plan is administered by the Employee Option Plan Administration Committee, which is a committee of our Board of Directors, and must consist of at least two outside directors. The Committee is authorized under the Employee Option Plan to select employees eligible for participation in the Plan and determine the terms and conditions of the awards under the
Employee Option Plan. An aggregate of    shares of common stock have been
reserved for issuance under the Employee Option Plan. As of       , 2000
options to acquire an aggregate of    shares of our common stock have been
granted under the Plan.

   Options granted under the Employee Option Plan may be either incentive stock options, ISOs, or such other forms of non-qualified stock options, NQSOs, as the Committee may determine. Only ISOs have been granted under the plan as of June 30, 1999. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended, the Code. The exercise price of (1) an ISO granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company, a 10% Owner, will be at least 110% of the fair market value of a share of common stock on the date of grant and (2) an ISO granted to an individual other than a 10% Owner and an NQSO will be at least 100% of the fair market value of a share of common stock on the date of grant.

   Options granted under the Employee Option Plan may be subject to time vesting and other restrictions at the sole discretion of the Committee. Subject to limitations and exceptions, the right to exercise an option generally will terminate at the earlier of (1) the first date on which the initial grantee of such option is not employed by us for any reason other than termination without cause, death or permanent disability or (2) the expiration date of the option. If the holder of an option dies or suffers a permanent disability while still employed by us, any option may be exercised by the participant, or in the event of the participant's death, by the participant's personal representative, any time prior to the earlier of the expiration date of the option or the expiration of three months after the date of termination, but only if and to the extent that the employee was entitled to exercise the option at the date of such termination. If the holder of an option is terminated without cause, or resigns from the Company, we will, upon the recommendation of the Chief Executive Officer, repurchase the vested shares of the participant at fair market value, provided the participant executes and delivers a covenant not to compete within 10 days of termination.

   In the event of a Change of Control of Choice One, vesting will be accelerated by one year, or an amount of options will vest immediately such that 50% of a participant's options are vested, whichever is greater; and each participant holding an exercisable option shall have the right, subject to restrictions and qualifications, to exercise the option in full, or to exercise the option for an amount of cash equal to the difference between the fair market value on the date of surrender and the option price. A Change of Control shall occur upon the happening of any of the following:

  . the sale, lease, exchange or transfer of all or substantially all of our assets;

  . our consolidation or merger with another corporation in which we are not the surviving corporation, or pursuant to which any shares of our common stock are to be converted into cash, securities or other property;

  .  the consummation of a liquidation or dissolution of us;

  . any person becomes the beneficial owner, directly or indirectly, of 30% or more of our then outstanding common stock; or

  . the Board of Directors as of August 12, 1998, the Incumbent Board, ceases to constitute at least a majority of the Board, except that any person who becomes a Director thereafter by the approval of at least three quarters of the directors comprising the Incumbent Board, shall be considered a member of the Incumbent Board.

   1999 Directors' Stock Incentive Plan

   On November 18, 1999, our stockholders approved the 1999 Directors' Stock Incentive Plan, under which we may issue non-qualified stock options to purchase shares of our common stock to our non-employee directors. Options may be granted under the directors' stock incentive plan with respect to an
aggregate of          shares of our common stock. The directors' stock
incentive plan is administered by our Board of Directors. Under the plan, our
non-employee directors will receive options to purchase        shares of
common stock as soon as practicable after the completion of this offering.

   Options granted under the directors' stock incentive plan may be in such forms of NQSOs as the Board of Directors may determine. To date, no options have been granted under the plan.

   In the event of a change in control as defined in the directors' stock incentive plan, all options under this plan shall vest and become exercisable unless our Board of Directors directs otherwise in a resolution adopted prior to the change in control. Under specified circumstances following a change in control, holders of options may surrender them in exchange for cash in an amount equal to the difference between the exercise price of such option and the fair market value of our common stock on the date of surrender. If a holder does not exercise that right, such holder may exercise the option at any time during the term of such option.

401(k) Plan

   We have adopted a tax-qualified employee savings and retirement plan, the 401(k) Plan, covering all of our full-time employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan is intended to qualify under
Section 401 of the Code so that contributions by employees to the 401(k) Plan and income earned on plan contributions are not taxable to employees until withdrawn from the 401(k) Plan. The trustees under the 401(k) Plan, at the direction of each participant, invest such participant's assets in the 401(k) Plan in selected investment options.

Executive Agreements

   Steve M. Dubnik Executive Agreement

   In July 1998, in connection with Steve M. Dubnik's purchase of an equity interest in Choice One Communications L.L.C., we entered into an Executive Purchase Agreement with Choice One Communications L.L.C., and Mr. Dubnik, referred to as the Dubnik Executive Agreement.

   Vesting. Pursuant to the Dubnik Executive Agreement, the Choice One Communications L.L.C. securities purchased by Mr. Dubnik as well as any of our company securities distributed with respect to such Choice One Communications L.L.C. securities, referred to collectively as the Dubnik Executive Securities, are subject to vesting over a four-year period, with 20% vesting on the date of grant and 20% vesting on each of the first four anniversaries thereof. Vesting will be accelerated by one year upon the consummation of our initial public offering, 100% in the event of Mr. Dubnik's death or disability, and 100% upon a sale of the Company where at least 50% of the consideration for such sale is cash or marketable securities. Vesting will cease and no unvested Dubnik Executive Securities will vest after the date on which Mr. Dubnik's employment with us and our subsidiaries terminates for any reason, unless his employment is terminated by us without cause or by Mr. Dubnik for good reason.

   Repurchase of Securities. If Mr. Dubnik's employment is terminated for any reason other than a termination by us without cause or by Mr. Dubnik for good reason, the Dubnik Executive Agreement provides that we (or our assignees) and Choice One Communications L.L.C. will have the right to repurchase all unvested Dubnik Executive Securities at the lesser of fair market value and original cost.

   Restrictions on Transfer, Holdback and "Drag Along" Agreement. Pursuant to the Dubnik Executive Agreement, the Dubnik Executive Securities are subject to various restrictions on transferability, holdback periods in the event of a public offering of our securities and provisions requiring the holder of such shares to approve and, if requested by us, sell its shares in any sale of the Company that is approved by the Board.

   Terms of Employment. Mr. Dubnik's employment may be terminated by us at any time and for any reason. Mr. Dubnik is not entitled to receive any severance payments upon any such termination, other than payments in consideration of the noncompetition and nonsolicitation agreements discussed below.

   Noncompetition and Nonsolicitation Agreements. The Dubnik Executive Agreement provides that, during the Noncompete Period (as defined below), Mr. Dubnik may not solicit or attempt to induce any of our employees, officers or consultants (or any employees, officers or consultants of our subsidiaries) to leave our employ. Mr. Dubnik may also not attempt to induce any of our clients, suppliers, licensees or other business relations to cease doing business with us, nor in any other way interfere with our relationships with our employees, clients, suppliers, licensees and other business relations. In addition, pursuant to the Dubnik Executive Agreement, during the Noncompete Period, Mr. Dubnik may not participate in any business engaged in the provision of telecommunications services in any Covered State. As used in the Dubnik Executive Agreement, the "Noncompete Period" means the period commencing on July 8, 1998 and continuing until the later of (i) July 8, 2002 and (ii) the second anniversary of the date of termination of his employment. However, the "Noncompete Period" shall end if at any time we cease to pay Mr. Dubnik his base salary and medical benefits in existence at the time of termination (reduced by any salary or benefits Mr. Dubnik receives as a result of other employment). As used in the Dubnik Executive Agreement, "Covered State" means: (i) Connecticut, Delaware, Illinois, Indiana, Maine, Massachusetts, Michigan, New Hampshire, New Jersey, New York, Ohio, Pennsylvania, Rhode Island and Vermont; (ii) any market for which, as of the date of termination of employment, we have a business plan which has been approved by the Board of Directors; and (iii) any state in which we have taken substantial steps in preparing a business plan, to be approved by the Board of Directors within a limited period of time, to conduct business.

   Kevin S. Dickens Executive Agreement

   In July 1998, in connection with Kevin S. Dickens' purchase of an ownership interest in Choice One Communications L.L.C., we have entered into an Executive Purchase Agreement with Mr. Dickens, referred to as the Dickens Executive Agreement, which is substantially similar to the Dubnik Executive Agreement except that the Choice One Communications L.L.C. securities purchased by Mr. Dickens pursuant to the Dickens Executive Agreement as well as any of our company securities distributed with respect to such Choice One Communications L.L.C. securities, referred to collectively as the Dickens Executive Securities, are subject to vesting over a four-year period, with 20% vesting on the date of grant and 20% vesting on each of the first four anniversaries thereof. Vesting will cease and no unvested Dickens Executive Securities will vest after the date on which Mr. Dickens's employment with us and our subsidiaries terminates for any reason, unless his employment is terminated by us without cause or by Mr. Dickens for good reason, upon which the Dickens Executive Securities will continue to vest until the next anniversary thereof and vesting will continue such that at least 50% of the Dickens Executive Securities become vested (so long as he commits no covenant breach).

   Ajay Sabherwal Executive Agreement

   In August 1999, in connection with his purchase of an ownership interest in Choice One Communications L.L.C., Mr. Sabherwal entered into an Executive Purchase Agreement containing terms substantially similar to those contained in the Dickens Executive Agreement.

   Mae Squier-Dow Executive Agreement

   In July 1998, in connection with her purchase of an ownership interest in Choice One Communications L.L.C., Ms. Squier-Dow entered into an Executive Purchase Agreement containing terms substantially similar to those contained in the Dickens Executive Agreement.

   Philip Yawman Executive Agreement

   In July 1998, in connection with his purchase of an ownership interest in Choice One Communications L.L.C., Mr. Yawman entered into an Executive Purchase Agreement containing terms substantially similar to those contained in the Dickens Executive Agreement.

   Executive Agreements Entered into by Other Management Investors

   Each of the other Management Investors has entered into an executive purchase agreement in a form substantially similar to the Dickens Executive Agreement, except with respect to the following terms.

   Vesting. Pursuant to these agreements, the Choice One Communications L.L.C. securities purchased by a Management Member as well as any of our company securities distributed with respect to such Choice One Communications L.L.C. securities (collectively, the "Executive Securities") are subject to vesting over a four-year period, with 25% vesting on each of the first four anniversaries of the grant date. Vesting will be accelerated by one year upon the consummation of our initial public offering, 100% in the event of the Management Member's death or disability, and 100% upon a sale of the Company where at least 50% of the consideration for such sale is cash or marketable securities. Vesting will cease and no unvested Executive Securities will vest after the date on which the Management Investor's employment with us and our subsidiaries terminates for any reason.

   Repurchase of Securities. If the Management Member's employment is terminated for any reason, the agreements provide that Choice One
Communications L.L.C. and the Company (or their respective assignees) will have the right to repurchase all unvested Executive Securities at the lesser of fair market value and original cost, provided that the aggregate repurchase price for the securities will not be less than the original cost of the securities repurchased.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transaction and Purchase Agreements

   In July 1998, the following entities and individuals and the Management Members entered into a Transaction Agreement and related agreements pursuant to which they committed to purchase an aggregate of approximately $62.1 million in ownership interests of Choice One Communications L.L.C.:

  . Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P., and MSCP III 982 Investors, L.P., collectively referred to as MSDWCP,

  . Fleet Venture Resources, Inc., Fleet Equity Partners VI, L.P., Chisholm Partners III, L.P. and Kennedy Plaza Partners, collectively referred to as the Fleet Entities,

  .  Waller-Sutton Media Partners, L.P.,

  .  First Union Capital Partners,

  .  General Electric Capital, and

  .  Royce J. Holland.

   Each of these investors is referred to individually as an Investor Member and collectively they are referred to as the Investor Members. Each of the Investor Members has entered into the Investor Purchase Agreement and made a capital contribution to Choice One Communications L.L.C., which then issued Class A Units to each Investor Member in respect of such Member's capital contribution.

   In addition, the Management Members have purchased an ownership interest in Choice One Communications L.L.C. Each of the Management Members has entered into a purchase agreement and made a capital contribution to Choice One Communications L.L.C., which then issued Class B Units to each Management Member in respect of such Member's capital contribution.

   On June 30, 1999, the Members of Choice One Communications L.L.C. entered into an amendment to the Transaction Agreement. This amendment increases the aggregate amount of capital contributions committed by certain Investor Members, including certain new members, by approximately $71.3 million to a total capital commitment of $133.4 million. In addition, each of the Investor Members entered into or amended its Purchase Agreement to reflect its pro rata portion of such $71.3 commitment to Choice One Communications L.L.C. The additional approximately $71.3 million commitments terminate upon completion of this offering. In consideration for this commitment, the equity allocation to Investor Members will vary based on the length of time during which they are committed to make or make available the additional equity commitments through April 2000. If the commitments terminate, then the total capital committed to the LLC would be approximately $62.1 million. Upon liquidation of the LLC, the LLC interests will convert into our common stock.

   Certain provisions of the Transaction Agreement will continue in effect following completion of this offering, including the following:

  . an agreement among the Investor Members and Management Members to vote their shares:

     (i) for the election to the Board of a specified number of designees of MSDWCP (reducing as MSDWCP's ownership declines); one designee of each Fleet and Waller-Sutton (until the designating party's ownership falls below a specified threshold); the CEO; and at least one outside director (as described under "Management--Election of Directors" above), and

     (ii) to ensure the composition of the Executive Committee and Pricing Committee are as described under "Management--Committees of the Board of Directors" above, so long as, in the case of a designee to such Committee of an Investor Member, the Investor Member is entitled to designate at least one director to the Board;

  . so long as MSDWCP's ownership is above a specified level, MSDWCP will have the right to select our lead manager for capital markets activities and financial adviser for advisory assignments;

  . business plans and budgets will continue to be subject to Board approval pursuant to specified procedures; and

  . all Members will be required to sell their shares in any sale of the company approved by the Board.

Limited Liability Company Operating Agreement

   In July 1998, the Investor Members and the Management Members, collectively known as the LLC Members, entered into a limited liability company agreement, or LLC Agreement, in order to govern the affairs of Choice One Communications L.L.C.

   Upon consummation of this offering, Choice One Communications L.L.C. will dissolve and its assets (which consist almost entirely of our stock) will be distributed to each of the LLC Members in accordance with the LLC Agreement. The LLC Agreement provides that the equity allocation between the Investor Members (which own all the Class A Units of Choice One Communications L.L.C.) and the Management Members (which own all the Class B Units of Choice One Communications L.L.C.) will range from 95.0%/5.0% to 68.1%/31.9% based upon the initial public offering price of our common stock. The Management Members will receive the full 31.9% allocation if the value of the common stock distributable to the Investor Members based on the initial public offering price exceeds certain hurdle rate thresholds specified in the LLC Agreement for the return on the equity invested by the Investor Members. However, the maximum amount allocable to the Management Members would be reduced to not
less than   % based on the amount of committed Investor Member equity undrawn and the length of time of such equity commitment. Based on an assumed initial
public offering price of $         (the mid point of the range set forth on
the cover page hereto) and assuming no drawdowns on the additional equity commitments with an initial public offering occurring before February 1, 2000,
the allocation would be      % to the Management Members and      % to the
Investor Members.

Registration Rights Agreement

   We are a party to a registration rights agreement dated as of July 8, 1998 with the Investor Members and the Management Members of Choice One Communications L.L.C. This agreement requires us to register our securities held by the LLC Members, subject to specified conditions and limitations, and will continue in effect after this offering. Upon consummation of this offering, holders of a majority of the equity held by Investor Members are entitled to demand three registrations on Form S-1 and unlimited registrations on Form S-3. After one registration of this kind has been effected, holders of a majority of the equity held by Management Members may demand one registration on Form S-3. After one registration has been effected, Investor Members holding 20% of the outstanding registrable securities, or two out of the three largest investor holders can demand three registrations on Form S-1 (minus any Form S-1 registration effected at the demand of a majority of Investor Members) and unlimited registrations on Form S-3. In addition, all LLC Members are entitled to include their shares on primary or secondary registered public offerings of our securities. Subject to limitations, we are required to bear all registration, legal (for no more than one independent legal counsel for all selling holders of registrable shares) and other expenses in connection with these registrations, other than underwriting discounts and commissions, and must provide appropriate indemnification to the LLC Members.

Transactions with Affiliates

   On August 19, 1999, we loaned $186,000 to Ajay Sabherwal, our Senior Vice President, Finance and Chief Financial Officer. This loan bears interest at a rate of 5.96% and is to be repaid by Mr. Saberwal in five annual installments, the first of which was made on August 31, 1999. The loan is secured by a pledge from Mr. Sabherwal of 186,336 Class B Units of Choice One Communications L.L.C. owned by Mr. Sabherwal and all after acquired Class B Units.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   Prior to this offering, our outstanding equity securities consisted of common stock held by Choice One Communications L.L.C. In addition, we have reserved common stock for issuance under options granted under the 1998 Employee Stock Option Plan. The following table sets forth information regarding the beneficial ownership of our outstanding common stock, after giving effect to the LLC dissolution, allocation of equity among LLC members,
assuming an initial public offering price of $          per share and as
adjusted for this offering, by: (i) each of the directors and the executive officers of the Company; (ii) all directors and executive officers as a group and (iii) each owner of more than 5% of the equity securities of the Company, referred to as the 5% Owners.

                                                     Shares         Shares
                                                  Beneficially   Beneficially
                                                     Owned          Owned
                                                    Prior to        After
                                                    Offering     Offering(2)
                                                 -------------- --------------
Name and Address of Beneficial Owner(1)          Number Percent Number Percent
---------------------------------------          ------ ------- ------ -------
Directors and Executive Officers................
Steve M. Dubnik (3)(4)..........................
Kevin S. Dickens (3)(5).........................
Ajay Sabherwal(3)...............................
Mae Squier-Dow (3)..............................
Philip Yawman (3)(6)............................
John B. Ehrenkranz (7)..........................
Bruce M. Hernandez (8)..........................
Michael M. Janson (9)...........................
Robert M. Van Degna (10)........................
All directors and executive officers as a group
 (24 persons)...................................
5% Owners.......................................
MSDWCP Entities (11)............................
Fleet Entities (12).............................
Waller-Sutton Media Partners, L.P. (13).........

--------
  * Denotes less than one percent.
 (1) The persons named in the table have sole voting and dispositive power with respect to all shares of our common stock shown as beneficially owned by them, subject to the information contained in the notes to the table and to community property laws, where applicable.
 (2) Assumes no exercise of U.S. underwriter's over-allotment option and does not give effect to purchases, if any, by such persons in the equity offering.
 (3) The shares of common stock owned by Mr. Dubnik, Mr. Dickens, Ms. Squier-Dow and Mr. Yawman are subject to vesting, with 20% of such shares of common stock vested on July 8, 1998, and an additional 20% vesting on each of July 8, 1999, 2000, 2001 and 2002. The shares of common stock owned by Mr. Sabherwal are subject to vesting, with 20% of such shares vested on August 19, 1999, and an additional 20% vesting on each of August 19, 2000, 2001, 2002 and 2003. The shares of common stock owned by other Management Members vest 25% on each of the first four anniversaries of that Management Member's grant date.
 (4) Includes           shares of common stock held by the Dubnik Family
     Limited Partnership, of which Mr. Dubnik is sole general partner. Mr. Dubnik disclaims any beneficial ownership of these shares of common stock.
 (5) Includes           shares of common stock held by the Dickens Family
     Limited Partnership, of which Mr. Dickens is sole general partner. Mr. Dickens disclaims any beneficial ownership of these shares of common stock.

 (6) Includes           shares of common stock held by P.H.Y. Associates, L.P.
     of which Mr. Yawman is the sole stockholder of the sole general partner. Mr. Yawman disclaims any beneficial ownership of these shares of common stock.
 (7) Mr. Ehrenkranz is a Principal of Morgan Stanley & Co. Incorporated and of Morgan Stanley Capital Partners III, Inc., the corporate general partner of each of the MSDWCP Entities.
 (8) Mr. Hernandez is Chief Executive Officer of Waller-Sutton Media, L.L.C., general partner of Waller Sutton Media Partners, L.P.
 (9) Mr. Janson is a Managing Director of Morgan Stanley & Co. Incorporated and a Director of Morgan Stanley Capital Partners III, Inc., the corporate general partner of each of the MSDWCP Entities.
(10) Mr. Van Degna is Chairman & Chief Executive Officer of Fleet Growth Resources II, Inc., the general partner of Fleet Equity Partners VI, L.P., Chairman and CEO of Silverado III Inc., the general partner of Silverado III, LP, the general partner of Chisholm Partners III LP; Chairman and CEO of Fleet Venture Resources, Inc. and a general partner of Kennedy Plaza Partners.
(11) These LLC Units are owned by Morgan Stanley Capital Partners III, L.P. (and related private equity funds), and Morgan Stanley Dean Witter Capital Partners IV, L.P. (and related a private equity fund). Their address is c/o Morgan Stanley Dean Witter Capital Partners, 1221 Avenue of the Americas, New York, New York 10020.
(12) These LLC Units are owned by Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners III, L.P. and Kennedy Plaza Partners. Their address is c/o Fleet Equity Partners, 50 Kennedy Plaza, 12th Floor, Providence, Rhode Island, 02903.
(13) These LLC Units are owned by Waller-Sutton Media Partners L.P. Its address is One Rockefeller Plaza, Suite 3300, New York, New York 10020.

                         DESCRIPTION OF CAPITAL STOCK

General Matters

   Our total authorized capital stock consists of            shares of common
stock, par value $.01 per share and       shares of preferred stock par value
$.01 per share. Upon completion of this offering,           shares of common
stock will be issued and outstanding and no shares of preferred stock will be issued. The following summary of particular provisions of our capital stock describes all material provisions of, but does not purport to be a complete description of and is subject to, and qualified in its entirety by, our certificate of incorporation and our by-laws and by the provisions of applicable law.

Common Stock

   The issued and outstanding shares of our common stock (and the shares of common stock being offered by us when payment is made for them), are validly issued, fully paid and nonassessable. The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine subject to the prior rights of the holders of any preferred stock. The shares of common stock are not convertible and the holders have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

   We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "CWON."

Preferred Stock

   Our Board of Directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series. In addition, the Board may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Choice One before any payment is made to the holders of shares of common stock. Under some circumstances, the issuances of shares of preferred stock may make a merger, tender offer or proxy contest or the assumption of control by a holder of a large block of our securities or the removal of incumbent management more difficult. Upon the vote of a majority of the directors then in office, our Board of Directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. Prior to the Trigger Date, the Board may not make issuances of preferred stock in connection with a shareholder rights plan without MSDWCP's written approval. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Certificate of Incorporation and By-laws

   Our Certificate of Incorporation provides for the Board of Directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board of Directors will be elected each year. See "Management." After the Trigger Date, our directors may only be removed for cause. Accordingly, the provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock following the Trigger Date from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us without obtaining the approval of our Board of Directors and could increase the likelihood that incumbent directors will retain their positions.

   Our By-laws provide that, in accordance with our Certificate of Incorporation, the initial number of directors will be seven. The number of directors may be fixed from time to time pursuant to resolution adopted by a majority of the board, but will not be less than the total number of directors designated by parties to the Transaction Agreement. See "Management." The majority vote of the remaining directors is required to fill vacancies on the Board and to establish committees of the Board, fill committee memberships and adopt, rescind or amend resolutions which establish policies with respect to the categories of matters that must be presented to our Board (or a committee of our Board) prior to taking action.

   Our Certificate of Incorporation provides that after the Trigger Date, stockholder action can be taken in lieu of a meeting only by unanimous written consent and that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by our Chairman of the Board.

   Our By-laws following the Trigger Date establish advance notice and other procedures for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board of Directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board of Directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although our By-laws do not give the Board of Directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our By-laws may have the effect of precluding the conduct of particular types of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Choice One.

   Our Certificate of Incorporation also contains a fair price provision that after the Trigger Date applies to certain business combination transactions involving any person or group that is or has announced or publicly disclosed a plan or intention to become the beneficial owner of at least 10% of our outstanding voting stock (other than MSDWCP), which we refer to as an Interested Stockholder. This fair price provision requires the affirmative vote of the holders of at least 66 2/3% of the voting stock (excluding stock owned by the Interested Stockholder) to approve such business combination transactions between the Interested Stockholder and us or our subsidiaries, or approve any agreement or other arrangement providing for such business combination transactions, including:

  .  any merger or consolidation;

  . any sale, lease, exchange, mortgage, pledge, transfer or other disposition or other arrangement with or for the benefit of the Interested Stockholder involving our assets or the assets of our subsidiaries having a fair market value of $10.0 million or more or constituting more than 5% of the value of the entity in question;

  . the adoption of any plan or proposal for our liquidation or dissolution or any change to or exchange of our capital stock; and

  .  certain recapitalizations or reclassifications of our securities.

   This voting requirement will not apply to certain transactions, including any transaction involving the payment of consideration to holders of our outstanding capital stock, in which the following conditions, among others, are met:

  . the consideration to be received by the holders of each class of our capital stock is at least equal to the greater of:

     (i) the highest per share price paid for shares of such class by the Interested Stockholder in the two years prior to the proposed business combination or in the transaction in which it became an Interested Stockholder, whichever is higher; or

     (ii ) the fair market value of the shares of such class on the date of the announcement of the proposed business combination or the date on which it became an Interested Stockholder; and

  . the consideration is in the same form and amount as that paid by the Interested Stockholder in connection with its acquisition of such class of capital stock, or any transaction approved by a majority of our continuing directors (as such term is defined in our certificate of incorporation).

   The above provision could have the effect of delaying or preventing a change in control in a transaction or series of transactions that did not satisfy the "fair price" criteria. The "fair price" provisions of our Certificate of Incorporation may be amended by the affirmative vote of the holders of at least 66 2/3% of the voting stock, excluding the Interested Stockholder, unless such amendment is unanimously recommended by the Board of Directors, a majority of whom are continuing directors.

   Our By-laws may be altered or repealed and new By-laws adopted by a majority of the whole Board of Directors or by the holders of a majority of the voting stock.

   We have expressly elected at this time not to be governed by Section 203 of the Delaware General Corporations Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, meaning generally a stockholder acquiring 15% or more of our outstanding voting stock, for a period of three years after the time the stockholder becomes an interested stockholder unless:

  . prior to such time, our Board approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting outstanding at the time the transaction commenced; or

  . at or subsequent to such time, the business combination is approved by our Board and authorized by holders of 66 2/3% of our voting stock that is not owned by the interested stockholder.

   Any change in the above Section 203 election must be approved by a majority vote of our stockholders.

   The effect of electing not to be governed by Section 203 is that the provisions of Delaware law, which may render it more difficult or may discourage any attempt to acquire Choice One without approval of our Board, are not available to Choice One.

Limitations on Liability and Indemnification of Officers and Directors

   Our certificate of incorporation limits the liability of our directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, our certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by such law. We believe that these provisions are necessary to attract and retain qualified directors and officers.

Certificate of Incorporation, By-laws and Statutory Provisions Affecting Stockholders

   Our certificate of incorporation divides our Board of Directors into three classes of directors serving staggered three-year terms. Under the Delaware General Corporation Law, directors serving on a classified board can be removed only for cause unless otherwise provided in the certificate of incorporation. Pursuant to our certificate of incorporation, our directors may be removed without cause prior to the Trigger Date and only with cause thereafter.

   Our certificate of incorporation and by-laws also provide that after the Trigger Date:

  . our board may issue preferred stock in connection with a shareholder rights plan without the consent of our stockholders;

  . stockholder action can be taken in lieu of a meeting only by unanimous written consent;

  . advance notice procedures must be complied with for stockholder proposals; and

  .  some business combinations must be approved by supermajority vote.

   The certificate of incorporation and by-laws also:

  . provide that special meetings of the stockholders may be called only by a resolution adopted by a majority of the Board of Directors or by our Chairman of the Board; and

  . reserve to the board the exclusive right to change the number of directors or to fill vacancies on the board after the Trigger Date.

   The provisions of the certificate of incorporation and by-laws described above would make more difficult or discourage a proxy contest or acquisition of control by a holder of a substantial block of our stock or the removal of the incumbent board of directors. Such provisions could also have the effect of discouraging an outsider from making a tender offer or otherwise attempting to obtain control of Choice One, even though such an attempt might be beneficial to us and our stockholders.

Registration Rights

   We are a party to a registration rights agreement dated as of July 8, 1998 with the Investor Members and the Management Members of Choice One Communications L.L.C. See "Certain Relationships and Related Transactions-- Registration Rights Agreement."

Stock Transfer Agent

   The transfer agent and registrar for the common stock is
                                , New York, New York.

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

                   UNITED STATES FEDERAL TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

   The following is a summary of the material United States federal income and estate tax consequences of the ownership and disposition of Choice One common stock applicable to non-U.S. holders, as defined below, of such common stock. You are a "non-U.S. holder" for United States federal income tax purposes if you are a beneficial owner of Choice One common stock and are any of the following:

  .  A nonresident alien individual as to the United States

  . A corporation (or other entity treated as a corporation under the United States Internal Revenue Code of 1986 and the Treasury Regulations thereunder) that is not created or organized under the laws of the United States or of any State

  . A partnership (or other entity treated as a partnership under the United States Internal Revenue Code of 1986 and the Treasury Regulations thereunder) that is not created or organized under the laws of the United States or of any State

  . An estate that is not subject to United States federal income tax on a net income basis in respect of income or gain on the common stock

  . A trust if either its administration is not subject to the primary supervision of a United States court or with respect to which no United States persons (as defined in the United States Internal Revenue Code of
     1986) have authority to control all substantial decisions of the trust.

   If you are an individual who is not a United States citizen, you should be aware that the rules for determining whether you are a nonresident alien individual as to the United States (and thus subject to United States federal income and estate taxation as described below) or a resident alien individual (and thus subject to United States federal income and estate taxation in the same manner as a United States citizen) are highly complex. You may be a resident alien individual as to the United States for United States federal income tax purposes for any year if any of the following apply:

  . You are a lawful permanent resident of the United States at any time during the year

  . You have elected to be treated as a resident alien individual under the provisions of the United States Internal Revenue Code of 1986

  . You are physically present in the United States for at least 31 days during the year and a number of other conditions are satisfied.

   You should consult your own tax advisors regarding your status as a non-U.S. holder of Choice One common stock.

   This discussion does not deal with all aspects of United States federal income and estate taxation and does not consider the specific facts and circumstances that may be relevant to a particular holder in light of such holder's personal investment or tax position. In addition, it does not address the treatment of holders of Choice One common stock under the laws of any state, local or non-United States taxing jurisdiction.

   This discussion is based on the federal tax laws of the United States, including the Internal Revenue Code of 1986, the Treasury Regulations promulgated thereunder, rulings and pronouncements of the United States Internal Revenue Service and judicial decisions now in effect, all of which are subject to change at any time. Any of these changes may be applied retroactively in a manner that could cause the tax consequences to vary substantially from the consequences described below, possibly having an adverse effect on a beneficial owner of Choice One common stock.

   You are urged to consult with your own tax advisors with regard to the application of the federal income and estate tax laws to your particular situation, as well as the applicability and effect of any state, local or non-United States tax laws to which you may be subject.

Dividends

   If you are a non-U.S. holder of Choice One common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if so specified in an applicable income tax treaty. If, however, the dividends you receive are effectively connected with the conduct of a trade or business in the United States by you or by a partnership that holds the common stock and of which you are a partner (and the dividends are attributable to a permanent establishment that is maintained by you or the partnership in the United States, if this further requirement must be met under the terms of an applicable income tax treaty as a condition for subjecting you to United States federal income taxation on a net income basis on such dividends), then such "effectively connected" dividends generally are not subject to withholding tax, provided that you satisfy a number of certification requirements. Instead, such effectively connected dividends are taxed on a net income basis at the same graduated rates applicable to United States citizens and resident alien individuals and United States corporations. In general, you will not be considered to be engaged in a trade or business in the United States solely as a result of your ownership of Choice One common stock.

   Effectively connected dividends received by a non-U.S. holder that is a corporation may, in some circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if so specified in an applicable income tax treaty.

   Under currently effective United States Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country, unless the payor has actual knowledge to the contrary, for purposes of the 30% withholding tax discussed above. Under current interpretations of these United States Treasury Regulations, this presumption that dividends paid to an address in a foreign country are paid to a resident of that country, unless the payor has actual knowledge to the contrary, also applies for purposes of determining whether a lower rate of withholding tax applies under an applicable income tax treaty.

   Under newly issued United States Treasury Regulations, which will generally apply to dividends paid after December 31, 2000 (the "final withholding regulations"), if you claim the benefit of a lower rate of withholding tax under an applicable income tax treaty, you must satisfy a number of certification requirements. In addition, in the case of Choice One common stock held by a foreign partnership, the certification requirements generally will apply to the partners of the partnership, and the partnership itself will have to provide some information, including a United States taxpayer identification number. The final withholding regulations also provide look-through rules for tiered partnerships.

   If you are eligible for a reduced rate of United States withholding tax under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld by filing a refund claim with the Internal Revenue Service.

Gain on Disposition of Common Stock

   If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on any gain recognized on a sale or other disposition of Choice One common stock unless:

  . The gain is effectively connected with the conduct of a trade or business in the United States by you or by a partnership that holds the common stock and of which you are a partner (and the gain is attributable to a permanent establishment maintained by you or the partnership in the United States, if this further requirement must be met under the terms of an applicable income tax treaty as a condition for subjecting you to United States federal income taxation on a net income basis on gain from the sale or other disposition of the common stock);

  . You are an individual, you or a partnership of which you are a partner holds the common stock as a capital asset, and you are present in the United States for 183 or more days during the year of the sale or other disposition and several other conditions are satisfied;

  . You are an individual who is a former citizen or long-term resident alien of the United States and are subject to tax pursuant to the provisions of the United States federal income tax laws applicable to United States expatriates; or

  . Choice One is or has been a "United States real property holding corporation" for United States federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the total outstanding common stock of Choice One (and you are not eligible for any exemption under an applicable income tax treaty).

   Choice One has not been, is not and does not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

   Effectively connected gains are taxed on a net income basis at the same graduated rates applicable to United States citizens and resident alien individuals and United States corporations. Effectively connected gains recognized by a non-U.S. holder that is a corporation may, in some circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if so specified in an applicable income tax treaty.

Federal Estate Taxes

   Choice One common stock owned by an individual non-U.S. holder at the time of death will be included in the holder's gross estate for United States federal estate tax purposes and thus may be subject to United States federal estate tax, at graduated rates of up to 55%, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

   In general, United States information reporting requirements and backup withholding tax will not apply to dividends paid to you if you are either:

  .  Subject to the 30% withholding tax discussed above

     or

  . Not subject to the 30% withholding tax because an applicable income tax treaty reduces or eliminates the withholding tax although dividend payments to you will be reported to the Internal Revenue Service for purposes of the withholding tax. See "--Dividends." If you do not meet either of these requirements for exemption and you fail to provide necessary information (including your United States taxpayer identification number) or otherwise establish your status as an "exempt recipient," you may be subject to backup withholding of United States federal income tax at a rate of 31% on dividends paid to you with respect to your Choice One common stock.

   Under current law, Choice One may generally treat dividends paid to a payee with an address outside the United States as exempt from backup withholding tax and information reporting requirements unless Choice One has actual knowledge that the payee is a United States person. However, under the final withholding regulations, dividends paid after December 31, 2000 will generally be subject to backup withholding and information reporting unless a number of certification requirements are met. See "--Dividends" for the rules applicable to foreign partnerships under the final withholding regulations.

   United States information reporting requirements and backup withholding tax generally will not apply to a payment of the proceeds of a sale or other disposition of Choice One common stock made outside the United States through an office outside the United States of a non-U.S. broker. However, United States information reporting requirements, but not backup withholding tax, will apply to a payment of the proceeds of a sale or other disposition of common stock made outside the United States through an office outside the United States of a broker that:

  .  Is a United States person

  . Is a non-United States person who derives 50% or more of its gross income for a specified period preceding the year of the sale or other disposition from the conduct of a trade or business in the United States

  . Is a "controlled foreign corporation" as to the United States for United States federal income tax purposes

     or

  . With respect to payments made after December 31, 2000, is a foreign partnership, if at any time during its tax year:

  . one or more of its partners are United States persons, as defined in applicable Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interests in the partnership

     or

  . the foreign partnership is engaged in the conduct of a trade or business in the United States unless that broker has documentary evidence in its records that the holder or beneficial owner of the common stock disposed of is a non-U.S. holder (and the broker has no actual knowledge to the contrary), or the payee otherwise establishes its entitlement to an exemption.

   Payment of the proceeds of a sale or other disposition of Choice One common stock through a United States office of a broker is subject to both United States information reporting requirements and backup withholding tax at the rate of 31% unless the non-U.S. holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes its entitlement to an exemption.

   Backup withholding is not an additional tax. A non-U.S. holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing a refund claim with the Internal Revenue Service.

                        SHARES ELIGIBLE FOR FUTURE SALE

   If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

   Upon completion of this offering, we will have outstanding an aggregate of shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term
is defined in Rule 144 under the Securities Act. This leaves       shares
eligible for sale in the public market as follows:

      Number
        of
      Shares   Date
      ------   ----
               After 180 days from the date of this
               prospectus (subject, in some cases,
               to volume limitations).

               At various times after 180 days from
               the date of this prospectus.

Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  .  1% of the number of shares of our common stock then outstanding, which
     will equal approximately             shares immediately after this
     offering; or

  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

   Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

   Upon completion of this offering, holders of     shares of our common stock
will have the right to demand registration under the Securities Act of 1933 at our expense of all or a portion of the shares of common stock they own. See "Certain Relationships and Related Transactions--Registration Rights Agreement."

Lock-Up Agreements

   All of our officers, directors and stockholders have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, subject to limited exceptions. For more information, see "Underwriters."

Rule 701

   In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

   Following this offering, we intend to file a registration statement on Form
S-8 under the Securities Act covering approximately        shares of common
stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under the 1999 Stock Plan. Accordingly, shares registered under such registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions or the contractual restrictions described above. See "Management--Stock Plans."

                                 UNDERWRITERS

   We intend to offer our common stock in the United States through a number of U.S. underwriters as well as elsewhere through international managers. Under the terms and subject to the conditions of the underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Warburg Dillon Read LLC, First Union Securities, Inc. and CIBC World Markets are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, Lehman Brothers International (Europe), UBS AG, acting through its division Warburg Dillon Read, First Union Securities, Inc. and CIBC World Markets are acting as international representatives, have severally agreed to purchase, and we have severally agreed to sell to them the respective number of shares of our common stock set forth opposite the names of the underwriters below:

                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   U.S. underwriters:
     Morgan Stanley & Co. Incorporated................................
     Lehman Brothers Inc..............................................
     Warburg Dillon Read LLC..........................................
     First Union Securities, Inc. ....................................
     CIBC World Markets...............................................
       Subtotal.......................................................
                                                                        ------
   International underwriters:
     Morgan Stanley & Co. International Limited.......................
     Lehman Brothers International (Europe)...........................
     UBS AG, acting through its division Warburg Dillon Read..........
     First Union Securities, Inc......................................
     CIBC World Markets...............................................
       Subtotal.......................................................
                                                                        ------
         Total........................................................
                                                                        ======

   The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the underwriters and the representatives, respectively. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered hereby are subject to the approval of specified legal matters by their counsel and to other conditions. The underwriters are obligated to purchase all of the shares of our common stock except those covered by the U.S. underwriters' over-allotment option described below if any are purchased.

   The underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may also offer the shares to securities dealers
at a price that represents a concession not in excess of $   a share under the
public offering price. Any underwriter may allow and dealers may allow, a
concession not in excess of $   a share to other underwriters or to securities
dealers. After the initial offering of the shares, the offering price and other selling terms may from time to time be changed by the representatives.

   We have granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus to purchase up to an aggregate of additional shares at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares offered pursuant to this prospectus. To the extent this option is exercised, each U.S. underwriter will become obligated, subject to specified conditions, to purchase about the same percentage of additional shares as the number set forth next to the U.S. underwriter's name in the preceding table bears to the total number of shares set forth next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price
to the public for this offering would be $   , the total underwriters'
discounts and commissions would be $    and total proceeds to Choice One would
be $   .

   The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

   At our request, the underwriters will reserve up to     shares offered
hereby for sale at the initial public offering price to certain of our employees and other persons, generally in the United States. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

   We expect our common stock to be approved for listing on the Nasdaq National Market under the symbol "CWON."

   Each of Choice One and our directors, executive officers and current stockholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any transaction described above is to be settled by delivery of shares of common stock or other securities, in cash or otherwise; or

  . file a registration statement (in the case of Choice One) other than a registration statement on Form S-8 covering shares of common stock subject to outstanding options or options to be issued under our stock option plans

   The restrictions described in the previous paragraph do not apply to some circumstances, including:

  .  the sale of the shares to the underwriters;

  . the issuance by Choice One of shares of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

  . transactions by any person other than Choice One relating to shares of common stock or other securities acquired in open market or other transactions after the completion of the offering.

   In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of common stock. Specifically, the underwriters may agree to sell (or allot) more shares than the shares of our common stock we have agreed to sell to them. This over-allotment would create a short position in our common stock for the underwriters' account. To cover any over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. The underwriters have reserved the right to reclaim selling concessions in order to encourage underwriters and dealers to distribute the common stock for investment, rather than for short-term profit taking. Increasing the proportion of the offering held for investment may reduce the supply of common stock available for short-term trading. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

   From time to time, some of the underwriters have provided, and may continue to provide, investment banking and financial advisory services to us. In addition, First Union Investors, Inc., an affiliate of First Union Securities, Inc., one of the underwriters, is the administrative agent and a lender under our credit facility and CIBC Inc., an affiliate of CIBC World Markets, one of the underwriters, is the documentation agent and a lender under our credit facility.

   Because it is expected that more than 10% of the net proceeds of the offering may be paid to affiliates of the underwriters, the offering is being conducted in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"). The rules of the NASD provide that no NASD member shall participate in such an offering unless the initial public offering price of the common stock is no higher than that recommended by a qualified independent underwriter as defined by the NASD. Lehman Brothers Inc. has agreed to serve in that capacity in connection with the offering and has performed due diligence investigations and reviewed and participated in the preparation of this prospectus. Lehman Brothers Inc. will not receive compensation in connection with its services as qualified independent underwriter.

   Upon consummation of this offering, affiliates of Morgan Stanley & Co. Incorporated, First Union Securities, Inc. and CIBC World Markets will be shareholders of the Company and affiliates of Morgan Stanley & Co. Incorporated have representatives on the Company's board of directors. See "Management," "Certain Relationships and Related Transactions" and "Security Ownership of Certain Beneficial Owners and Management."

   We have agreed with the underwriters to indemnify each other against a variety of liabilities, including liabilities under the Securities Act of 1933.

Pricing of the Offering

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between Choice One and the underwriters. Among the factors to be considered in determining the initial public offering price will be the future prospects of Choice One and its industry in general, sales, earnings and other financial and operating information of Choice One in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and other financial and operating information of companies engaged in activities similar to those of Choice One. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Nixon Peabody LLP, Rochester, New York. Various regulatory matters in connection with this offering are being passed upon for us by Swidler Berlin Shereff Friedman, LLP, Washington, D.C. Various legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

   The audited consolidated financial statements of Choice One Communications Inc. included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The financial statements of Atlantic Connections, Inc. and Atlantic Connections, Ltd. at December 31, 1997 and for the year then ended and at August 31, 1998 and for the eight months then ended and the consolidated financial statements of Atlantic Connections, L.L.C. at December 31, 1998 and for the period from July 24, 1998 (date of inception) to December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have not previously been subject to the reporting requirements of the Securities Exchange Act of 1934. We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the Registration Statement are summaries of the terms of such contracts, agreements or documents and are not necessarily complete. Reference is made to each such exhibit for a more complete description of the matters involved and such statements shall be deemed qualified in their entirety by such reference. The Registration Statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. The Registration Statement and other information filed by us with the SEC are also available at the SEC's World Wide Web site on the internet at http://www.sec.gov.

   As a result of the offering, Choice One and its stockholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We will furnish our stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
CHOICE ONE COMMUNICATIONS INC. AND SUBSIDIARIES
Report of Independent Public Accountants.................................   F-2
Consolidated Balance Sheets as of September 30, 1999 and December 31,
 1998....................................................................   F-3
Consolidated Statements of Operations for the nine months ended September
 30, 1999 and the period from inception (June 2, 1998) through December
 31, 1998................................................................   F-4
Consolidated Statements of Stockholder's Equity for the nine months ended
 September 30, 1999 and the period from inception (June 2, 1998) through
 December 31, 1998.......................................................   F-5
Consolidated Statements of Cash Flows for the nine months ended September
 30, 1999 and the period from inception (June 2, 1998) through December
 31, 1998................................................................   F-6
Notes to Consolidated Financial Statements...............................   F-7

ATLANTIC CONNECTIONS, LLC
Report of Independent Auditors...........................................  F-18
Consolidated Balance Sheets as of December 31, 1998 and September 30,
 1999 (Unaudited)........................................................  F-19
Consolidated Statements of Operations for the period from July 24, 1998
 (date of inception) to December 31, 1998 and for the nine months ended
 September 30, 1999 (Unaudited)..........................................  F-20
Consolidated Statements of Cash Flows for the period from July 24, 1998
 (date of inception) to December 31, 1998 and for the nine months ended
 September 30, 1999 (Unaudited)..........................................  F-22
Notes to Consolidated Financial Statements...............................  F-23

ATLANTIC CONNECTIONS, INC.
Report of Independent Auditors...........................................  F-29
Balance Sheets as of December 31, 1997 and August 31, 1998...............  F-30
Statements of Operations for the year ended December 31, 1997 and the eight months ended August 31, 1998......................................  F-31
Statements of Stockholders' Deficit for the year ended December 31, 1997 and the eight months ended August 31, 1998..............................  F-32
Statements of Cash Flows for the year ended December 31, 1997 and the eight months ended August 31, 1998......................................  F-33
Notes to Financial Statements............................................  F-34

ATLANTIC CONNECTIONS, LTD.
Report of Independent Auditors...........................................  F-37
Balance Sheets as of December 31, 1997 and August 31, 1998...............  F-38
Statements of Operations for the year ended December 31, 1997 and the eight months ended August 31, 1998......................................  F-39
Statements of Stockholders' Deficit for the year ended December 31, 1997 and the eight months ended August 31, 1998..............................  F-40
Statements of Cash Flows for the year ended December 31, 1997 and the eight months ended August 31, 1998......................................  F-41
Notes to Financial Statements............................................  F-42

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Choice One Communications Inc.:

   We have audited the accompanying consolidated balance sheets of Choice One Communications Inc. (a Delaware corporation) and subsidiaries as of September 30, 1999 and December 31, 1998 and the related consolidated statements of operations, stockholder's equity, and cash flows for the nine months ended September 30, 1999 and the period from inception (June 2, 1998) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Choice One Communications Inc. and subsidiaries as of September 30, 1999 and December 31, 1998, and the results of their operations and their cash flows for the nine months ended September 30, 1999 and the period from inception (June 2, 1998) through December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

Rochester, New York
 November 8, 1999

                CHOICE ONE COMMUNICATIONS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                 As of September 30, 1999 and December 31, 1998
            (Amounts in thousands, except share and per share data)

                                                     September 30, December 31,
                                                         1999          1998
                                                     ------------- ------------
ASSETS
  CURRENT ASSETS:
    Cash and cash equivalents.......................   $      3      $ 1,491
    Accounts receivable, net........................        685           -
    Prepaid expenses and other current assets.......        490          144
                                                       --------      -------
      Total current assets..........................      1,178        1,635
                                                       --------      -------
  PROPERTY, PLANT AND EQUIPMENT:
    Property, plant, and equipment..................     54,189       21,146
    Less--Accumulated depreciation..................     (3,409)         (36)
                                                       --------      -------
      Total property, plant, and equipment..........     50,780       21,110
                                                       --------      -------
  OTHER ASSETS......................................      2,222        1,727
                                                       --------      -------
      Total assets..................................   $ 54,180      $24,472
                                                       ========      =======

LIABILITIES AND STOCKHOLDER'S EQUITY

  CURRENT LIABILITIES:
    Bank overdraft..................................   $  1,344      $    -
    Accounts payable................................      2,023        1,630
    Accrued expenses................................      7,393        9,712
                                                       --------      -------
      Total current liabilities.....................     10,760       11,342
                                                       --------      -------
  LONG-TERM DEBT....................................      5,000           -
                                                       --------      -------
  COMMITMENTS AND CONTINGENCIES
  STOCKHOLDER'S EQUITY:
    Common stock, $0.01 par value, 134,604 and
     63,000 shares authorized, 62,105 and 60,000
     shares issued and outstanding as of September
     30, 1999 and December 31, 1998, respectively...          1            1
    Additional paid-in capital......................     68,886       18,692
    Deferred compensation...........................     (6,025)        (778)
    Accumulated deficit.............................    (24,442)      (4,785)
                                                       --------      -------
      Total stockholder's equity....................     38,420       13,130
                                                       --------      -------
      Total liabilities and stockholder's equity....   $ 54,180      $24,472
                                                       ========      =======

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                CHOICE ONE COMMUNICATIONS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                For the Nine Months Ended September 30, 1999 and
       the Period from Inception (June 2, 1998) through December 31, 1998
            (Amounts in thousands, except share and per share data)

                                                         Period from inception
                                       Nine Months Ended (June 2, 1998) through
                                         September 30,        December 31,
                                             1999                 1998
                                       ----------------- ----------------------
Revenues..............................     $    947             $    -
Operating Expenses:
  Network costs.......................        2,577                  -
  Selling, general and
   administrative.....................       12,826               4,684
  Noncash deferred compensation.......          996                  87
  Depreciation and amortization.......        3,373                  36
                                           --------             -------
    Total operating expenses..........       19,772               4,807
                                           --------             -------
      Loss from operations............      (18,825)             (4,807)
                                           --------             -------
Interest Income/(Expense):
  Interest income.....................           66                 138
  Interest expense....................         (898)               (116)
                                           --------             -------
    Interest income/(expense), net....         (832)                 22
                                           --------             -------
Net Loss..............................     $(19,657)            $(4,785)
                                           ========             =======
Net Loss Per Share, basic and
 diluted..............................     $(316.51)            $(94.17)
                                           ========             =======
Weighted Average Number of Shares
 Outstanding,
 basic and diluted....................       62,105              50,812
                                           ========             =======

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                CHOICE ONE COMMUNICATIONS INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                For the Nine Months Ended September 30, 1999 and
       the Period from Inception (June 2, 1998) through December 31, 1998
                   (Amounts in thousands, except share data)

                         Common Stock  Additional
                         -------------  Paid-In     Deferred   Accumulated
                         Shares Amount  Capital   Compensation   Deficit    Total
                         ------ ------ ---------- ------------ ----------- --------
BALANCE, June 2, 1998
 (date of inception)....     -   $-     $    -      $    -      $     -    $     -
  Issuance of common
   stock................ 60,000    1     17,827          -            -      17,828
  Deferred
   compensation.........     -    -         865        (865)          -          -
  Amortization of
   deferred
   compensation.........     -    -          -           87           -          87
  Net loss and
   comprehensive loss...     -    -          -           -        (4,785)    (4,785)
                         ------  ---    -------     -------     --------   --------
BALANCE, December 31,
 1998................... 60,000    1     18,692        (778)      (4,785)    13,130
  Capital contributions
   and
   issuance of common
   stock................  2,105   -      43,951          -            -      43,951
  Deferred
   compensation.........     -    -       6,243      (6,243)          -          -
  Amortization of
   deferred
   compensation.........     -    -          -          996           -         996
  Net loss and
   comprehensive loss...     -    -          -           -       (19,657)   (19,657)
                         ------  ---    -------     -------     --------   --------
BALANCE, September 30,
 1999................... 62,105  $ 1    $68,886     $(6,025)    $(24,442)  $ 38,420
                         ======  ===    =======     =======     ========   ========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                CHOICE ONE COMMUNICATIONS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

   For the Nine Months Ended September 30, 1999 and the Period from Inception
                    (June 2, 1998) through December 31, 1998
                             (Amounts in thousands)

                                                                  Period from
                                                                    inception
                                                                 (June 2, 1998)
                                               Nine Months Ended     through
                                                 September 30,    December 31,
                                                      1999            1998
                                               ----------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss......................................     $(19,657)        $ (4,785)
  Adjustments to reconcile net loss to net
   cash (used in) provided by operating
   activities:
    Depreciation and amortization.............        3,373               36
    Amortization of deferred financing costs..          161               51
    Deferred compensation.....................          996               87
    Changes in assets and liabilities:
      Accounts receivable, net................         (685)              -
      Prepaid expenses and other current
       assets.................................         (346)            (144)
      Bank overdraft..........................        2,023               -
      Accounts payable........................         (286)           1,630
      Accrued expenses........................       (2,319)           9,712
                                                   --------         --------
        Net cash (used in) provided by
         operating activities.................      (16,740)           6,587
                                                   --------         --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures..........................      (33,043)         (21,146)
                                                   --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Additions to long-term debt...................       33,000               -
Principal payments of long-term debt..........      (28,000)              -
Proceeds from capital contributions and
 issuance of common stock.....................       43,951           17,828
Payments of financing costs...................         (656)          (1,778)
                                                   --------         --------
        Net cash provided by financing
         activities...........................       48,295           16,050
                                                   --------         --------
NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS                                         (1,488)           1,491
CASH AND CASH EQUIVALENTS, beginning of
 period.......................................        1,491               -
                                                   --------         --------
CASH AND CASH EQUIVALENTS, end of period......     $      3         $  1,491
                                                   ========         ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
  Interest paid...............................     $    736         $     65
                                                   ========         ========
  Income taxes paid...........................     $     10         $     -
                                                   ========         ========

  The accompanying notes to consolidated financial statements are an integral part of these financial statements.

                CHOICE ONE COMMUNICATIONS INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   September 30, 1999 and December 31, 1998
          (All amounts in thousands, except share and per share data)

1. Description of Business

   Choice One Communications Inc. and subsidiaries ("Choice One" or the "Company"), an integrated communications provider ("ICP"), was incorporated under the laws of the State of Delaware on June 2, 1998. Choice One is a wholly owned subsidiary of Choice One Communications L.L.C. ("Choice One LLC").

   The Company is an ICP offering broadband data and voice telecommunications services primarily to small and medium-sized businesses in second and third tier markets in the northeastern United States. The Company's services include high speed data and Internet service, principally utilizing digital subscriber line or DSL technology, local exchange service and long distance service. The Company seeks to become the leading ICP in each target market by offering a single source for competitively priced, high quality, customized telecommunications services.

2. Summary of Significant Accounting Policies

   Development Stage Company

   Until February 1999, the Company was in the development stage, as defined by Statement of Financial Accounting Standards ("SFAS") No. 7, Accounting and Reporting by Development Stage Enterprises. The Company's principal activities included developing its business plans; procuring governmental authorizations; raising capital; hiring management and other key personnel; developing, acquiring and integrating operations support systems ("OSS") and other back office systems; acquiring equipment and facilities; and negotiating interconnection agreements. Accordingly, the Company has incurred operating losses and operating cash flow deficits.

   The Company's success will be affected by the problems, expenses, and delays encountered in connection with the formation of any new business, and the competitive environment in which the Company intends to operate. The Company's performance will further be affected by its ability to access potential markets; secure financing or raise additional capital; implement expanded interconnection and collocation with incumbent local exchange carrier ("ILEC") facilities; lease adequate trunking capacity from ILECs or competitive local exchange carriers; purchase and install switches in additional markets; implement its anticipated services; manage future growth; implement efficient OSS and other back office systems; develop a sufficient customer base; attract, retain and motivate qualified personnel; develop strategic alliances or investments needed to complement existing business; and achieve acceptable profits on long distance business due to high levels of competition, declining prices and low customer retention rates. The Company's networks and the provisions of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. The telecommunications industry is subject to rapid and significant changes in technology and is highly competitive. Although management believes that the Company will be able to successfully mitigate these risks, there can be no assurance that the Company will be able to do so or that the Company will ever operate profitably.

   Expenses are expected to exceed revenues in each location in which the Company offers service until a sufficient customer base is established. It is anticipated that obtaining a sufficient customer base will take a number of years, and positive cash flows from operations are not expected in the near future.

   Principles of Consolidation

   The consolidated financial statements include all accounts of Choice One and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated.

                        CHOICE ONE COMMUNICATIONS INC.

   Cash and Cash Equivalents

   Cash and cash equivalents are highly liquid investments with original maturities of three months or less. The cost of the cash equivalents approximates fair market value.

   Property, Plant and Equipment

   Property, plant and equipment are recorded at cost and include office furniture and equipment, computer equipment and software, switch equipment, construction-in-progress of switches and leasehold improvements. For financial reporting purposes, depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

      Computer equipment and software................................. 3-5 years
      Switch equipment................................................  10 years
      Office furniture and equipment.................................. 3-5 years

   Leasehold improvements are amortized using the straight-line method over the shorter of the estimated life of the asset or the related lease term. Betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed as incurred.

   Other Assets

   Other assets primarily consist of deferred financing costs. Deferred financing costs are amortized on a straight-line basis, which approximates the effective interest rate method, over the life of the related debt (eight years).

   The Company reviews its long-lived assets in accordance with SFAS No. 121, Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances are present, a loss is recognized to the extent the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition.

   Income Taxes

   Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for temporary differences between financial statement and income tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the tax rates and laws that are currently in effect. In addition, the amount of any future tax benefits is reduced by a valuation allowance until it is more likely than not that such benefits will be realized.

   Deferred Compensation

   The Company recognizes deferred compensation for the difference between the estimated fair market value of the Company's stock and the price at which units of Choice One LLC have been sold to management employees since the formation of the Company or the exercise price of certain options granted. The deferred compensation charge is amortized over the period in which the employee earns the right to sell the stock at market value or, in the case of options, over the vesting period.

                        CHOICE ONE COMMUNICATIONS INC.

   Derivatives

   The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. The Company uses derivative instruments solely to reduce the financial impact of interest rate changes on its Credit Agreement (See Note 6). The Company's Credit Agreement requires the Company to enter into hedging agreements with respect to interest rate exposure with an aggregate notional principal amount equal to 50.0 percent of the outstanding borrowings once at least 50.0 percent of the aggregate commitment has been utilized.

   The differentials to be received or paid under these agreements will be recognized as an adjustment to interest expense in the Consolidated Statements of Operations. Gains and losses on termination of interest rate swaps will be recognized when terminated in conjunction with the retirement of the associated debt. At September 30, 1999 and December 31, 1998, the Company was not a party to any derivative financial instrument agreements.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires that every derivative be recorded as either an asset or liability in the balance sheet and measured at its fair value. SFAS No. 133 also requires that changes in the derivative's fair market value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The Company is required to adopt SFAS No. 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133, an amendment of FASB Statement No. 133, on a prospective basis for interim periods and fiscal years beginning January 1, 2001. The Company has not yet determined the effect of adopting SFAS No. 133.

   Fair Value of Financial Instruments

   The Fair Value of Financial Instruments are accounted for in accordance with SFAS No. 107, Disclosures about Fair Value of Financial Instruments. SFAS No. 107 requires that the Company disclose the fair value of its financial instruments for which it is practicable to estimate fair value. The carrying amounts of cash and cash equivalents, prepaid expenses and other current assets, accounts payable and amounts included in accruals meeting the definition of a financial instrument approximate fair value because of the short-term maturity of these instruments. Based on borrowing rates currently available to the Company for loans with similar terms and maturities, long-term debt approximates fair value.

   Recognition of the Cost of Start-up Activities

   In April 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5, Reporting on the Costs of Start-up Activities ("SOP 98-5"). SOP 98-5 requires start-up activities and organization costs to be expensed as incurred and start-up costs to be capitalized prior to the adoption of SOP 98-5 be reported as the cumulative effect of a change in accounting principle. The Company expensed all such costs as incurred in accordance with SOP 98-5.

                        CHOICE ONE COMMUNICATIONS INC.

   Net Loss per Common Share

   The Company calculates net loss per share under the provisions of the SFAS No. 128, Earnings per Share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share ("EPS") on the face of the income statement. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. No reconciliation of basic and diluted is needed, as the effect of dilutive securities would be anti-dilutive. The Company had options to purchase 1,061 and 560 shares outstanding at September 30, 1999 and December 31, 1998, respectively, that were not included in the calculation of diluted loss per share because the effect would be antidilutive.

   Revenue Recognition

   Revenue is recognized in the month in which service is provided. Deferred revenue represents advance billings for services not yet provided. Such revenue is deferred and recognized in the month in which service is provided.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of these assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Property, Plant and Equipment

   Property, plant and equipment, at cost consisted of the following:

                                                      September 30, December 31,
                                                          1999          1998
                                                      ------------- ------------
      Computer equipment and software................    $ 9,420      $ 6,088
      Switch equipment...............................     31,280        7,080
      Office furniture and equipment.................      2,290          217
      Leasehold improvements.........................        839          150
      Construction in progress.......................     10,360        7,611
                                                         -------      -------
                                                         $54,189      $21,146
                                                         =======      =======

   Depreciation expense for the nine months ended September 30, 1999 and for the period from inception (June 2, 1998) through December 31, 1998 amounted to $3,373 and $36, respectively. No depreciation expense was recorded in 1998 on the switch equipment costs. Depreciation of the switch equipment began once the switches were placed in service in 1999. Construction in progress costs relate to projects to acquire, install and make operational switch equipment. Direct labor costs incurred in connection with the installation and construction of certain equipment is capitalized until such equipment becomes operational. These costs are then amortized over the life of the related asset. Capitalized labor included in property, plant and equipment was $3,275 and $617 at September 30, 1999 and December 31, 1998, respectively.

                        CHOICE ONE COMMUNICATIONS INC.

4. Other Assets

   Other assets consisted of the following:

                                                      September 30, December 31,
                                                          1999          1998
                                                      ------------- ------------
      Deferred financing costs.......................    $2,284        $1,628
      Other assets...................................       150           150
                                                         ------        ------
                                                          2,434         1,778
      Less--Accumulated amortization.................      (212)          (51)
                                                         ------        ------
                                                         $2,222        $1,727
                                                         ======        ======

5. Accrued Expenses

   Accrued expenses consisted of the following:

                                                    September 30, December 31,
                                                        1999          1998
                                                    ------------- ------------
      Accrued switch equipment costs...............    $3,127        $4,611
      Accrued network costs........................     1,742            -
      Accrued payroll and employee related
       benefits....................................     1,413           936
      Accrued software costs.......................       755         3,760
      Other expenses...............................       356           405
                                                       ------        ------
                                                       $7,393        $9,712
                                                       ======        ======

6. Long-Term Debt

   In October 1998, the Company, as a guarantor, and the Company's subsidiaries, as borrowers, entered into an agreement for a revolving credit facility with three financial institutions (the "Credit Agreement"). The Credit Agreement, which terminates on September 30, 2006, provides the Company with a maximum credit facility of $60.0 million. The Credit Agreement will be used to finance capital expenditures and to provide working capital. Borrowings under the Credit Agreement are secured by substantially all of the assets of the Company and bear interest, at the Company's option, at either the LIBOR rate or the base rate (the higher of the prime interest rate or the federal funds rate plus 0.5 percent), with additional percentage points added based on the Company's leverage ratio, as defined in the Credit Agreement. In addition, the Company is also required to pay a commitment fee of 0.375 percent to 0.50 percent per annum based on the Company's leverage ratio.

   As of September 30, 1999, $5.0 million principal amount of borrowings was outstanding under the Credit Agreement, which bore interest at a weighted average rate of 10.75 percent. The Company had no long-term debt outstanding as of December 31, 1998.

   The Credit Agreement contains certain covenants including maximum debt to capital ratio, minimum revenue amounts, maximum EBITDA losses, maximum capital expenditure levels, maximum leverage ratio, maximum fixed charge coverage ratio and minimum interest coverage ratio, all as defined in the agreement. The Company was in compliance with all of these covenants and ratios, except for the minimum revenue covenant, as of September 30, 1999. During November 1999, the Company amended the Credit Agreement to, among other things, modify the covenants, including the minimum revenue covenant (See Note 12).

                        CHOICE ONE COMMUNICATIONS INC.

   The Credit Agreement also requires the Company to enter into hedging agreements with respect to interest rate exposure with an aggregate notional principal amount equal to 50 percent of the outstanding borrowings once at least 50 percent of the aggregate commitment has been utilized.

   The aggregate commitment under the Credit Agreement is reduced by 1.25 percent per quarter commencing on December 31, 2001 until September 30, 2002, by 2.50 percent per quarter commencing on December 31, 2002 until September 30, 2003, by 6.25 percent per quarter commencing on December 31, 2003 until September 30, 2004, and by 7.50 percent per quarter commencing on December 31, 2004 until termination of the loan on September 30, 2006.

7. Stockholder's Equity

   Capitalization

   In July 1998, the Investor Members and the Management Members (collectively the "Members") entered into a Limited Liability Company agreement (the "LLC agreement") in order to govern the affairs of Choice One LLC, which presently holds all of the outstanding shares of the Company's Common Stock. Choice One LLC has two outstanding classes of Units. Class A Units are held by the Investor Members (95 percent) and Class B Units are held by the Management Members (5 percent). The rights of the two classes of Units will differ upon, among other events, the consummation of a Public Offering by the Company.

   On June 30, 1999, the Members entered into an agreement amending the LLC Agreement. The amendment increases the amount of capital contributions committed by the Members as a whole by approximately $71.3 million to a total capital commitment of approximately $133.4 million. In addition, the existing Investor Purchase Agreements were amended such that certain Investor Members increased their pro rata commitment to Choice One LLC on the same terms as those included in the previous commitments. These commitments providing for additional equity contributions expire on January 1, 2001 or upon the completion of a successful debt or equity offering as defined in the agreement. If the commitments terminate, the total capital committed to the LLC would reduce back to an aggregate of approximately $62.1 million.

   Choice One LLC has agreed to make contributions as necessary to fund the Company's expansion into fourteen markets. In order to obtain funds, the Company submitted proposals to Choice One LLC detailing the funds necessary to build out the Company's business in these markets. Through September 30, 1999, Choice One LLC has approved the proposals for fourteen markets. As of September 30, 1999 and December 31, 1998, Choice One LLC has contributed a total of approximately $62.1 million and $17.8 million, respectively, to the Company.

   Stock Option Plan

   On August 12, 1998, the Company's stockholder approved the 1998 Employee Stock Option Plan (the "Plan"). Options may be granted under the Plan only to key employees who do not own Class B Units of Choice One LLC. The persons to whom options are granted, the number of shares granted to each and the period over which the options become exercisable are determined by the Employee Option Plan Administrative Committee. The options granted have a term of ten years and vest at equal rates over a four-year period. The total number of shares available in the Plan is 3,000.

   The Company accounts for stock based compensation issued to its employees in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and has elected to adopt the "disclosure-only" provisions of SFAS No. 123, Accounting for Stock Based Compensation. Had compensation cost for the Plan

                        CHOICE ONE COMMUNICATIONS INC.

been determined based on the fair value of the options at the grant dates for awards under the plan consistent with the method prescribed in SFAS No. 123, the Company's net loss would have increased to the pro forma amount indicated below for the nine months ended September 30, 1999 and the period from inception (June 2, 1998) through December 31, 1998.

                                                                1999     1998
                                                              --------  -------
      Net loss as reported................................... $(19,657) $(4,785)
      Net loss pro forma..................................... $(19,856) $(4,812)

   Net loss per share-basic and diluted:

                                                                1999     1998
                                                              --------  -------
      As reported............................................ $(316.51) $(94.17)
      Pro forma.............................................. $(319.72) $(94.71)

   For purposes of the pro forma disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model and the minimum value method permitted by SFAS No. 123 for entities not publicly traded with the following weighted-average assumptions used for grants in 1999 and 1998:

                                                           1999         1998
                                                       ------------ ------------
      Dividend yield.................................. 0 percent    0 percent
      Risk-free interest rate......................... 5.12 percent 4.99 percent
      Expected life................................... 7 years      7 years

   The weighted average grant date fair value of options granted during the nine months ended September 30, 1999 and the period from inception (June 2, 1998) through December 31, 1998 was $6,706 and $2,013, respectively.

   SFAS No. 123 has only been applied to options granted beginning August 12, 1998. As a result, the pro forma compensation expense may not be representative of that to be expected in future years.

   The following is a summary of the activity in the Company's Plan during the nine months ended September 30, 1999 and the period from inception (June 2, 1998) through December 31, 1998:

                               September 30, 1999        December 31, 1998
                             ------------------------ -----------------------
                                     Weighted Average        Weighted Average
                             Shares   Exercise Price  Shares  Exercise Price
                             ------  ---------------- ------ ----------------
   Options outstanding,
    beginning of period.....   560        $1,000        -         $  -
   Options granted..........   732         1,220       560        1,000
   Options forfeited........  (231)        1,014        -            -
                             -----                     ---
   Options outstanding, end
    of period............... 1,061         1,149       560        1,000
                             =====                     ===

   The weighted-average remaining contractual life of options outstanding was
9.3 years, with exercise prices ranging from $1,000 to $1,417, as of September 30, 1999. None of the options granted were exercisable at September 30, 1999 or December 31, 1998. During October 1999, the Company granted options for 258 shares with an exercise price of $2,667 per share.

   As the estimated fair market value of the Company's stock exceeded the exercise price of certain options granted, the Company has recognized total gross deferred compensation expense of $3,547 and $445 at

                        CHOICE ONE COMMUNICATIONS INC.

September 30, 1999 and December 31, 1998, respectively, of which $436 and $45 has been amortized to expense during the nine months ended September 30, 1999 and the period from inception (June 2, 1998) through December 31, 1998, respectively. The deferred compensation is amortized to expense over the vesting period of the options.

   The Company's certificate of incorporation provides that it may issue preferred stock without shareholder approval. Under certain circumstances, as defined in the certificate of incorporation and by-laws, preferred stock could be issued by the Company in connection with a shareholder rights plan. The issuance of preferred stock in connection with a shareholder rights plan could cause substantial dilution to any person or group that attempts to acquire the Company on terms not approved in advance by the Company's Board of Directors.

8. Income Taxes

   The Company had approximately $18,475 and $150 of net operating loss carryforwards for federal income tax purposes at September 30, 1999 and December 31, 1998, respectively. The net operating loss carryforwards will expire in the years 2019 and 2018, respectively, if not previously utilized. The Company has recorded a valuation allowance equal to the net deferred tax assets at September 30, 1999 and December 31, 1998, due to the uncertainty of future operating results. The valuation allowance will be reduced at such time as management believes it is more likely than not that the net deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future income tax provisions.

   The deferred tax asset is comprised of the following at September 30, 1999 and December 31, 1998:

                                                                1999     1998
                                                               -------  -------
      Start-up and other capitalized costs.................... $ 1,646  $ 1,538
      Net operating loss carryforwards........................   6,282       50
      Less: valuation allowance...............................  (7,928)  (1,588)
                                                               -------  -------
      Net deferred tax asset.................................. $    -   $    -
                                                               =======  =======

   Under existing tax law, all operating expenses incurred prior to a company commencing its principal operations are capitalized and amortized over a 60-month period for tax purposes.

9. Commitments and Contingencies

   Operating Lease Agreements

   The Company leases office space and certain other equipment under various operating leases that expire through 2009. At September 30, 1999, the minimum aggregate payments under noncancelable leases are as follows for the years ending September 30:

         2000........................................... $ 1,655
         2001...........................................   1,709
         2002...........................................   1,713
         2003...........................................   1,682
         2004...........................................   1,635
         Thereafter.....................................   7,783
                                                         -------
                                                         $16,177
                                                         =======

                        CHOICE ONE COMMUNICATIONS INC.

   Rent expense for the six months ended September 30, 1999 and for the period from inception (June 2, 1998) through December 31, 1998 was approximately $716 and $186, respectively.

   401(k) Plan

   The Company provides a defined contribution 401(k) plan to substantially all of its employees meeting certain service and eligibility requirements. The Company pays a monthly matching contribution equal to 50 percent of the employees' contributions up to a maximum of 6 percent of their eligible compensation. Plan expenses were approximately $121 and $32 during the nine months ended September 30, 1999 and for the period from inception (June 2, 1998) through December 31, 1998, respectively.

   Annual Incentive Plan

   During 1998, the Company's Board of Directors approved the 1998/99 Bonus Plan (the "Bonus Plan"). All full-time noncommissioned Choice One employees are eligible to participate in the Bonus Plan. The total amount included in operations for these incentive bonuses was approximately $343 and $538 during the nine months ended September 30, 1999 and for the period from inception (June 2, 1998) through December 31, 1998, respectively.

   Other Agreements

   In 1999, the Company entered into a sponsorship agreement with Buffalo Bills, Inc. Under the sponsorship agreement, the Company obtained certain marketing and signage rights related to Ralph Wilson Stadium and the Buffalo Bills, a National Football League team, and became the exclusive telecommunications provider of Ralph Wilson Stadium during the 1999 through 2003 seasons. The agreement requires the Company to pay a total of $2.4 million during the period from September 30, 1999 through June 30, 2004.

   In 1998, the Company entered into a three-year general agreement with Lucent Technologies, Inc. ("Lucent") establishing terms and conditions for the purchase of Lucent products, services and licensed materials. The agreement requires the Company to purchase a minimum of $30.0 million of Lucent products, services and licensed materials. If the Company fails to purchase the minimum requirements, an additional price premium is charged.

   In 1998, the Company entered into a capacity agreement with Frontier Communications of the West Inc. from which the Company will purchase dedicated circuit capacity for the transport of its long distance traffic. The agreement contains certain minimum circuit term and commitment charges depending on the specific circuits selected.

   In 1998, the Company entered into a service bureau agreement with Saville Systems Inc. to process the Company's billing records. The agreement contains minimum monthly transaction fees.

10. Related Parties

   The Company is a majority owned subsidiary of Choice One LLC. As of September 30, 1999, and December 31, 1998, Choice One LLC has made aggregate capital contributions to the Company of approximately $62.1 million and $17.8 million, respectively. Choice One LLC may continue to make additional capital contributions to the Company as discussed in Note 7 to these financial statements, but no such contributions will be required after the Company consummates an initial public offering of its stock. Certain investors in Choice One LLC are also employees of the Company. Upon an initial public offering by the Company, a sale of the Company or liquidation or dissolution of the Company, Choice One LLC will dissolve and its assets (which are

                        CHOICE ONE COMMUNICATIONS INC.

expected to consist almost entirely of capital stock of the Company) will be distributed to the institutional investors and employee investors of Choice One LLC in accordance with an allocation formula calculated immediately prior to such dissolution. The Company will account for any increase in the allocation of assets to the employee investors in Choice One LLC in accordance with generally accepted accounting principles and SEC regulations in effect at the time of such increase, and this will result in a charge to the Company's earnings (see Note 12).

   As the estimated fair market value of the Company has exceeded the price at which units of Choice One LLC have been sold to management employees since the formation of the Company, the Company has recognized total gross deferred compensation of $3,561 and $420 at September 30, 1999 and December 31, 1998, respectively, of which $560 and $42 has been amortized to expense at September 30, 1999 and December 31, 1998, respectively. The deferred compensation charge is amortized based upon the period over which the Company has the right to repurchase the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated, which expires over a four year period from the date of issuance.

11. Significant Customer Information

   The Company has recorded revenues and expenses from reciprocal compensation and access agreements with ILECs and inter exchange carriers. Revenues from two customers (one ILEC and one inter exchange carrier) represented approximately 19 percent of total revenues during the nine months ended September 30, 1999.

12. Subsequent Events

   Public Stock Offering

   The Company will seek to raise approximately $100 million of gross proceeds in an initial public offering of Common Stock (the "Equity Offering").

   The Investor Members and Management Members currently own 95.0 percent and
5.0 percent, respectively, of the ownership interests of Choice One LLC, an entity that owns substantially all of the Company's outstanding capital stock. If the Equity Offering is consummated, Choice One LLC will dissolve and its assets (which consist almost entirely of such capital stock) will be distributed to the Investor Members and the Management Members in accordance with the LLC Agreement. The LLC Agreement provides that the Equity Allocation between the Investor Members and the Management Members will range between
95.0 percent/5.0 percent and 66.7 percent/33.3 percent based upon the valuation of the Company's Common Stock implied by the Equity Offering. Based upon the current valuation of the Company's Common Stock implied by the Equity Offering, excluding the effect of options, the Equity Allocation will be 68.1 percent to the Investor Members and 31.9 percent to the Management Members. The Management Members will receive the full 31.9% allocation if the value of the common stock distributable to the Investor Members based on the initial public offering price exceeds certain hurdle rate thresholds specified in the LLC Agreement for the return on the equity invested by the Investor Members. However, the maximum amount allocable to the Management Members could be reduced based on the amount of committed Investor Member equity undrawn and the length of time of such equity commitment. Under generally accepted accounting principles, upon the consummation of the Equity Offering, the Company will be required to record the increase (based upon the valuation of the Common Stock implied by the Equity Offering) in the assets of Choice One LLC allocated to the Management Members as an increase in additional paid-in capital, a portion of which will be recorded as a noncash, nonrecurring charge to operating expense and a portion of which will be recorded as a deferred management ownership allocation charge. The deferred charge will be amortized over 1999, 2000, 2001 and 2002, which is the period over which the Company has the right to

                        CHOICE ONE COMMUNICATIONS INC.

repurchase the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated.

   Long-Term Debt

   In November 1999, the Company, as a guarantor, and the Company's subsidiaries, as borrowers, amended and restated the Credit Agreement (the "Amended Agreement"). The Amended Agreement, which terminates on November 3, 2007, provides the Company with a maximum revolving credit facility of $100.0 million and a delayed draw term loan of $50.0 million. The Amended Agreement will be used to finance the purchase of Atlantic Connections L.L.C., capital expenditures and to provide working capital. Borrowings under the Amended Agreement are secured by substantially all of the assets of the Company and bear interest, at the Company's option, at either the LIBOR rate or the base rate (the higher of the prime interest rate or the federal funds rate plus 0.5 percent), with additional percentage points added based on the Company's leverage ratio, as defined in the agreement. In addition, the Company is also required to pay a commitment fee of 0.75 percent to 1.50 percent per annum based on the Company's utilization of the Amended Agreement.

   The Amended Agreement revised certain covenants including maximum debt to capital ratio, minimum revenue amounts, maximum EBITDA losses, maximum capital expenditure levels, minimum ratio of fixed assets to total debt, maximum leverage ratio, maximum fixed charge coverage ratio, and minimum interest coverage ratio, all as defined in the Amended Agreement.

   The Amended Agreement also requires the Company to enter into hedging agreements with respect to interest rate exposure with an aggregate notional principal amount equal to 50 percent of the outstanding borrowings once at least 50 percent of the aggregate commitment has been utilized.

   The aggregate commitment under the Amended Agreement is reduced by 1.25 percent per quarter commencing on December 31, 2002 until September 30, 2003, by 2.50 percent per quarter commencing on December 31, 2003 until September 30, 2004, by 6.25 percent per quarter commencing on December 31, 2004 until September 30, 2005, and by 7.50 percent per quarter commencing on December 31, 2005 until termination of the loan on November 3, 2007.

   In addition, any unused portion of the term loan commitment will expire on November 3, 2000.

   Acquisition

   In November 1999, the Company purchased all of the outstanding units of Atlantic Connections, L.L.C. ("Atlantic"). The purchase price was approximately $8.3 million and is subject to adjustment based on Atlantic's October billed revenue and working capital at October 31, 1999 under the terms of the Purchase Agreement. In addition, the Purchase Agreement includes an earn-out provision that will require the Company to pay up to an additional 25 percent of the initial purchase price if certain objectives are met. Those objectives include sales, access line provisioning and customer retention targets as well as the retention of certain key employees. The additional purchase price will be paid approximately one year after the purchase date. The transaction will be accounted for as a purchase, with the purchase price allocated based upon the fair value of the assets acquired and liabilities assumed with any excess reflected as goodwill.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Unitholders
Atlantic Connections, LLC

   We have audited the accompanying consolidated balance sheet of Atlantic Connections, LLC as of December 31, 1998, and the related consolidated statements of operations, unitholders' equity, and cash flows for the period from July 24, 1998 (date of inception) to December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Connections, LLC at December 31, 1998, and the results of its operations and its cash flows for the period from July 24, 1998 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

June 4, 1999, except for
Note 9, as to which the date
is November 3, 1999

                           ATLANTIC CONNECTIONS, LLC

                          CONSOLIDATED BALANCE SHEETS

                                                     December 31, September 30,
                                                         1998         1999
                                                     ------------ -------------
                                                                   (Unaudited)
Assets
Current assets:
  Cash and cash equivalents.........................  $  100,585   $  227,485
  Accounts receivable, less allowance for doubtful
   amounts of $120,357 at December 31, 1998 and
   $159,099 at September 30, 1999 (Unaudited).......     547,937      755,157
  Unbilled receivables..............................     150,872      197,192
  Note receivable from former owners................     186,693           -
  Prepaid expenses and other assets.................       7,530        2,500
                                                      ----------   ----------
    Total current assets............................     993,617    1,182,334

Property and equipment:
  Switching equipment, including equipment under
   capital leases...................................     549,621      568,417
  Computer equipment................................      16,965       56,770
  Office equipment..................................      38,299       38,497
  Vehicles..........................................       6,025        6,025
                                                      ----------   ----------
                                                         610,910      669,709
  Less accumulated depreciation and amortization....     (46,360)    (127,080)
                                                      ----------   ----------
                                                         564,550      542,629
Other assets........................................          -         9,775
Intangible assets, net of accumulated amortization
 of $168,481 at December 31, 1998 and $545,808 at
 September 30, 1999 (Unaudited).....................   2,927,873    2,550,546
                                                      ----------   ----------
    Total assets....................................  $4,486,040   $4,285,284
                                                      ==========   ==========

Liabilities and unitholders' equity (deficit)
Current liabilities:
  Line-of-credit....................................          -    $  200,000
  Accounts payable..................................  $  857,677    1,399,684
  Accrued expenses..................................     126,788       39,431
  Current portion of capital lease obligations......      82,568       66,787
  Current portion of long-term borrowings...........      52,263       51,341
                                                      ----------   ----------
    Total current liabilities.......................   1,119,296    1,757,243

Long-term borrowings and capital lease obligations,
 less current portions.......... Unitholders' equity
 (deficit):                                            3,087,677    3,012,006
  Common units, no par value: 500,000 units
   authorized; 71,000 issued and outstanding........     816,666      816,666
  Other equity......................................      66,600       66,600
  Accumulated deficit...............................    (604,199)  (1,367,231)
                                                      ----------   ----------
    Total unitholders' equity (deficit).............     279,067     (483,965)
                                                      ----------   ----------
    Total liabilities and unitholders' equity
     (deficit)......................................  $4,486,040   $4,285,284
                                                      ==========   ==========

                            See accompanying notes.

                           ATLANTIC CONNECTIONS, LLC

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                          For the period from
                                             July 24, 1998
                                          (date of inception)
                                            to December 31,   Nine Months ended
                                                 1998         September 30, 1999
                                          ------------------- ------------------
                                                                 (Unaudited)
Net revenues.............................     $2,180,277          $6,239,057
Cost of revenues.........................      1,857,775           4,794,064
                                              ----------          ----------
Gross profit.............................        322,502           1,444,993
Operating expenses:
  Sales and marketing....................         90,878             302,140
  General and administrative.............        724,274           1,647,427
                                              ----------          ----------
                                                 815,152           1,949,567
                                              ----------          ----------
Loss from operations.....................       (492,650)           (504,574)
Interest expense.........................        111,549             258,458
                                              ----------          ----------
Net loss.................................     $ (604,199)         $ (763,032)
                                              ==========          ==========


                            See accompanying notes.

                           ATLANTIC CONNECTIONS, LLC

            CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY (DEFICIT)

             For the period from July 24, 1998 (date of inception)
                 to December 31, 1998 and the Nine Months ended
                         September 30, 1999 (Unaudited)

                              Common                                Total
                          ---------------  Other  Accumulated    Unitholders'
                          Units   Amount  Equity    Deficit    Equity (Deficit)
                          ------ -------- ------- -----------  ----------------
Issuance of common units
 for cash................ 71,000 $816,666      -           -      $ 816,666
Issuance of warrants in
 connection with senior
 convertible notes
 payable.................     -        -  $66,600          -         66,600
Net loss.................     -        -       -  $  (604,199)     (604,199)
                          ------ -------- ------- -----------     ---------
Balance at December 31,
 1998.................... 71,000  816,666  66,600    (604,199)      279,067
Net loss (Unaudited).....     -        -       -     (763,032)     (763,032)
                          ------ -------- ------- -----------     ---------
Balance at September 30,
 1999 (Unaudited)........ 71,000 $816,666 $66,600 $(1,367,231)    $(483,965)
                          ====== ======== ======= ===========     =========



                            See accompanying notes.

                           ATLANTIC CONNECTIONS, LLC

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         For the period from
                                            July 24, 1998
                                         (date of inception)
                                           to December 31,   Nine Months ended
                                                1998         September 30, 1999
                                         ------------------- ------------------
                                                                (Unaudited)
Operating activities
Net loss...............................      $  (604,199)        $(763,032)
Adjustments to reconcile net loss to
 net cash used in operating activities:
  Depreciation and amortization........          214,841           466,039
  Provision for allowance for doubtful
   amounts.............................           31,549            60,000
  Changes in operating assets and
   liabilities:
    Accounts receivable................           36,252          (267,220)
    Unbilled receivables...............            5,295           (46,320)
    Prepaid expenses and other current
     assets............................            8,525             5,030
    Other assets.......................               -             (9,775)
    Accounts payable...................         (229,566)          542,007
    Accrued expenses...................           61,616           (87,357)
                                             -----------         ---------
Net cash used in operating activities..         (475,687)         (100,628)
Investing activities
Purchase of property and equipment.....          (51,356)          (58,800)
Note receivable from former owners.....         (186,693)          186,693
Cash paid for acquired assets,
 including acquisition costs...........       (1,268,393)               -
                                             -----------         ---------
Net cash (used in) provided by
 investing activities..................       (1,506,442)          127,893
Financing activities
Proceeds from sale of units............          816,666                -
Proceeds of senior notes payable and
 warrants..............................        1,500,000                -
Proceeds from line-of-credit...........               -            200,000
Payments on long-term debt.............         (206,550)          (39,296)
Payments on capital lease obligations..          (27,402)          (61,069)
                                             -----------         ---------
Net cash provided by financing
 activities............................        2,082,714            99,635
                                             -----------         ---------
Increase in cash and cash equivalents..          100,585           126,900
Cash and cash equivalents at the
 beginning of period...................               -            100,585
                                             -----------         ---------
Cash and cash equivalents at the end of
 period................................      $   100,585         $ 227,485
                                             ===========         =========
Supplemental Disclosures of Cash Flow
 Information
Cash paid for interest.................      $    91,643         $ 260,271
Noncash investing and financing
 activities:
  Long-term debt issued or assumed in
   connection with acquisitions........        1,754,958                -
  Capital lease obligations assumed in
   acquisitions........................          269,986                -


                            See accompanying notes.

                           ATLANTIC CONNECTIONS, LLC

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Nature of Business and Organization

   Atlantic Connections, LLC (the Company) is a limited liability company incorporated in the state of Massachusetts on July 24, 1998. The term of the Company may continue until June 1, 2048 and can be extended prior to the expiration date. The Company is a local telecommunications carrier with locations in Portsmouth, NH and Worcester, MA, and is an integrated communications provider offering local, long distance, data and private line services to small and medium-sized businesses in the Northeastern United States.

   The liability of each member of the Company is limited to such member's respective capital contribution.

2. Significant Accounting Policies

Principles of Consolidation

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Atlantic Connections, Ltd. (See Note 3). All intercompany amounts have been eliminated in consolidation.

Advertising Cost

   The Company expenses advertising costs as incurred.

Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Concentrations of Credit Risk

   The financial instruments that potentially subject the Company to concentrations of risk are cash and cash equivalents and accounts and unbilled receivables. The risk with respect to cash and cash equivalents is minimized by the Company's policy of investing in financial instruments with short-term term maturities issued by highly-rated financial institutions. The risk with respect to accounts and unbilled receivables is minimized by the large number of the Company's customers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations. Customers are located throughout the New England area.

Impairment of Long-Lived Assets

   The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." Under SFAS 121, the carrying value of long-lived assets are reviewed if the facts and circumstances suggest they may be impaired. If this review indicates that the affected assets may not be recoverable, as determined based upon a projection of undiscounted operating cash flows, the carrying value of the affected assets would be reduced to fair value.

Intangible Assets

   Intangible assets result from acquisitions and principally consist of the excess of the acquisition cost over the fair value of the identifiable tangible and intangible assets of the businesses acquired, or goodwill, and amounts attributable to non-compete agreements. Goodwill is amortized on a straight-line basis over its expected life, seven years. The non-compete agreements are amortized on a straight-line basis over the term of the agreement, three years.

                           ATLANTIC CONNECTIONS, LLC

2. Significant Accounting Policies

   Amortization expense was $168,481 and $377,327 for the period July 24, 1998 to December 31, 1998 and the nine months ended September 30, 1999 (Unaudited), respectively.

Property and Equipment

   Property and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful life of three to seven years. Leasehold improvements are being amortized over the shorter of their useful lives or the remaining life of the lease. Equipment under capital leases amounted to $352,525 at December 31, 1998 and $314,754 at September 30, 1999 (Unaudited).

   Depreciation expense was $46,360 and $80,719 for the period July 24, 1998 to December 31, 1998 and the nine months ended September 30, 1999 (Unaudited), respectively. Amortization of equipment under capital leases is included with depreciation in the accompanying financial statements.

Revenue Recognition

   Revenue is recognized in the month in which the service is provided.

Unbilled Receivables

   Unbilled receivables represent services rendered to customers prior to the balance sheet date but unbilled at that date based on the customer's cycle date of billing.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Comprehensive Income

   The Company has no elements of comprehensive income (loss) and, accordingly, comprehensive income (loss) is the same as net income (loss) for the period from July 24, 1998 to December 31, 1998 and the nine months ended September 30, 1999.

Interim Financial Information (Unaudited)

   The interim financial information at September 30, 1999 and for the nine months ended September 30, 1999, all of which is unaudited, was prepared by the Company on a basis consistent with the audited financial statements. In management's opinion, such information reflects all adjustments which are of a normal recurring nature and which are necessary to present fairly the results of the periods presented.

3. Accrued Expenses

   Accrued expenses consist of the following:

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
                                                                    (Unaudited)
      Salaries.......................................   $ 67,080      $20,598
      Professional fees..............................     36,524           -
      Interest.......................................     23,184       18,833
                                                        --------      -------
                                                        $126,788      $39,431
                                                        ========      =======

                           ATLANTIC CONNECTIONS, LLC

4. Acquisitions

   On September 8, 1998, the Company acquired substantially all of the business assets and assumed substantially all of the liabilities of Atlantic Connections, Inc. (ACI) and acquired the stock of Atlantic Connections, Ltd.
(ACL), effective as of September 1, 1998. ACI and ACL were related through common stockholders and management. The acquisitions were accounted for as purchases and the results of operations of ACI and ACL are included in the accompanying consolidated financial statements from the effective date of the acquisitions.

   The total purchase price was approximately $4,443,000, including acquisition costs, and was paid in cash, notes issued to the former owners and liabilities assumed. The purchase price was allocated approximately as follows:

     Current assets, principally accounts receivable and
      unbilled receivables......................................  $   788,000
     Fixed assets...............................................      559,000
     Intangibles, including non-compete agreement and goodwill..    3,096,000
                                                                  -----------
                                                                  $ 4,443,000
                                                                  ===========
     A reconciliation to cash paid for the acquired assets is as follows:
     Total purchase price.......................................  $ 4,443,000
     Less current liabilities and long-term debt assumed or
      issued....................................................   (3,175,000)
                                                                  -----------
     Cash used to acquire assets................................  $ 1,268,000
                                                                  ===========

   Subsequent to the acquisition, certain post closing adjustments were made in accordance with the arrangements between the former owners and the Company. The resulting adjustments resulted in a note receivable due from the former owners at December 31, 1998 of $186,693.

   The pro forma unaudited results of operations for the year ended December 31, 1998, assuming the purchase of ACI and ACL had consummated as of January 1, 1998, follows:

         Net Revenues............................... $6,473,000
         Net Loss................................... (1,568,000)

                           ATLANTIC CONNECTIONS, LLC

5. Borrowings

Long-Term Debt

   A summary of the Company's long-term debt, including capital leases, at December 31, 1998 and September 30, 1999 (Unaudited) is as follows:

                                                            1998        1999
                                                         ----------  ----------
                                                                     (Unaudited)
     Note payable to former owners, 8% interest;
      interest only for the first twenty-four months.
      Payments of principal and interest of $5,353 for
      months twenty-five through eighty-five. Due in
      full October 2005. Secured by substantially all
      business assets..................................  $  241,343  $  241,343
     Note payable to former owners, 8% interest;
      interest only for the first twenty-four months.
      Principal and interest payments of $16,201 per
      month for months twenty-five through eighty-five.
      Due in full October 2005. Secured by
      substantially all business assets of the
      Company..........................................     713,287     713,287
     Note payable to former owners, 8% interest with
      monthly principal and interest payments of $8,091
      through April 15, 2007. Secured by substantially
      all business assets of the Company...............     591,894     552,597
     Senior notes payable to venture capital firm; 12%
      interest; face amount $1,400,000, due in full
      March 31, 2005. Interest due quarterly; quarterly
      principal payments of $75,000 begin June 30,
      2000.............................................  $1,333,400  $1,341,392
     Senior note payable to venture capital firm; 12%
      interest; convertible into units of the Company
      equal to 15% of the fully diluted equity of the
      Company; due March 31, 2005......................     100,000     100,000
     Various capital lease obligations; interest rates
      ranging from 7% to 9%............................     242,584     181,515
                                                         ----------  ----------
                                                          3,222,508   3,130,134
     Less current portions:
     Capital lease obligations.........................     (82,568)    (66,787)
     Long-term borrowings..............................     (52,263)    (51,341)
                                                         ----------  ----------
                                                         $3,087,677  $3,012,006
                                                         ==========  ==========

   The senior notes payable to venture capital firm above are senior in priority to other borrowings of the Company, except those, if any, in connection with the line-of-credit to a bank described below. The senior notes payable require the Company to comply with various financial covenants including maintenance of minimum working capital, minimum capital and limitations on the ratio of senior indebtedness to capital, as defined. At December 31, 1998, the Company was not in compliance with certain of the covenants and the venture capital firm waived the events of noncompliance through December 31, 1998.

   At September 30, 1999, the Company was not in compliance with certain of the covenants. Such events of non-compliance were cured by the acquisition described in Note 9.

                           ATLANTIC CONNECTIONS, LLC

5. Borrowings

   In connection with the senior notes payable, the Company issued a warrant exchangeable into 10% of the fully diluted equity of the Company. The estimated fair value of the warrant of $66,600 at September 8, 1998 has been credited to equity and reduced from the face of the senior notes payable. The resulting discount will be amortized to interest expense over the term of the senior notes payable. Amortization expense was $7,992 for the nine months ended September 30, 1999 (Unaudited).

Line-of-Credit

   On April 30, 1999, the Company obtained two credit facilities with a bank. The line-of-credit is a $500,000 facility to support working capital. The second facility is a $100,000 equipment line-of-credit to acquire equipment. The unused portion of the facilities expires May 31, 2000, with the working capital line-of-credit renewable at the Bank's discretion. Interest is at the prime rate plus 2.0% and is paid monthly in arrears. No amounts were outstanding under these facilities at December 31, 1998 and $200,000 was outstanding under these facilities at September 30, 1999 (Unaudited).

   Aggregate maturities of long-term debt as of December 31, 1998 for the next five years are as follows:

         Years ended December 31:
           1999...................................... $   52,263
           2000......................................    324,294
           2001......................................    543,958
           2002......................................    564,206
           2003......................................    586,136
           Thereafter................................    975,667
                                                      ----------
                                                      $3,046,524
                                                      ==========

6. Leases

   Future minimum lease payments under noncancelable operating and capital leases as of December 31, 1998 are as follows:

                                                             Operating Capital
                                                              Leases    Leases
                                                             --------- --------
       1999.................................................  $35,266  $106,187
       2000.................................................   19,230    76,562
       2001.................................................   12,205    61,822
       2002.................................................       -     43,276
       2003.................................................       -      4,153
                                                              -------  --------
                                                               66,701   292,000
       Less amounts representing interest...................       -    (49,416)
                                                              -------  --------
                                                              $66,701  $242,584
                                                              =======  ========

   Rent expense was $14,261 and $35,901 in the period from July 24, 1998 to December 31, 1998 and the nine months ended September 30, 1999 (Unaudited).

   In June 1999, the Company entered into a five year noncancelable operating lease for a new office facility. The Company has a one time renewal option for either a one, three or five year extension. The minimum annual lease payments are approximately $38,000.

                           ATLANTIC CONNECTIONS, LLC

7. Unitholders' Equity

Issuance of Common Units

   During the period July 24, 1998 to December 31, 1998, the Company authorized 500,000 units designated as no par value common units and issued 71,000 units in exchange for $816,666 in cash.

Warrants

   In connection with the senior notes payable (see Note 5), the Company issued a warrant to purchase an equity interest in the Company equivalent to 10% of the fully diluted equity ownership. The warrants are immediately exercisable and expire September 8, 2008. Up to 5% of the warrants may be earned back by the Company at the rate of up to 1% for each year the Company meets or exceeds certain EBITDA targets and for each year the Company makes principal payments in accordance with the warrant agreement. The warrants are redeemable by the Company, at the option of the investor, beginning any time after the sixth year.

   At December 31, 1998, the Company has reserved 10,000 units for exercise of the warrants and 15,000 units for conversion of the convertible senior notes payable.

8. Income Taxes

   Since the Company is a limited liability company, all taxes are paid by the unitholders of the Company as the Company is treated as a pass-through entity for federal and state income tax purposes. Accordingly, there is no tax provision or benefit recorded for the period from July 24, 1998 to December 31, 1998 and the nine months ended September 30, 1999.

9. Subsequent Event

   On November 3, 1999, Choice One Communications, Inc. acquired all of the outstanding units of Atlantic Connections, LLC in an acquisition to be accounted for as a purchase business combination. The acquisition was effective from November 1, 1999.

10. Year 2000 Issue (Unaudited)

   The Company has completed a significant portion of its assessment of Year 2000 issues with regard to its computer systems and other aspects of its operations dependent upon automation or computerized operation. The Company believes that the Year 2000 issue will not pose significant operational problems for its computer systems or other critically dependent equipment and that all required modifications or conversions to comply with Year 2000 requirements will be fully completed by the end of 1999. In the opinion of management, the total costs of addressing the Year 2000 issue will not have a material impact on the Company's financial position or results of operations. Notwithstanding the foregoing, the Company is unable to assess at this time whether unrelated entities with whom the Company conducts business may be adversely affected by their own Year 2000 issues which could adversely affect the Company.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Atlantic Connections, Inc.

   We have audited the accompanying balance sheets of Atlantic Connections, Inc. as of December 31, 1997 and August 31, 1998, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 1997 and the eight months ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Connections, Inc. at December 31, 1997 and August 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and the eight months ended August 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

November 10, 1999

                           ATLANTIC CONNECTIONS, INC.

                                 BALANCE SHEETS

                                                        December 31,  August
                                                            1997     31, 1998
                                                        ------------ ---------
Assets
Current assets:
  Accounts receivable, less allowance for doubtful
   amounts of $10,000 at December 31, 1997 and $22,802
   at August 31, 1998..................................  $ 232,026   $ 265,759
  Unbilled receivables.................................     34,394      43,426
  Prepaid expenses and other assets....................     11,720          -
                                                         ---------   ---------
    Total current assets...............................    278,140     309,185
Property and equipment:
  Switching equipment, including equipment under
   capital leases......................................    186,732     187,360
  Office equipment.....................................         -       13,400
                                                         ---------   ---------
                                                           186,732     200,760
  Less accumulated depreciation and amortization.......    (95,848)   (122,950)
                                                         ---------   ---------
                                                            90,884      77,810
                                                         ---------   ---------
    Total assets.......................................  $ 369,024   $ 386,995
                                                         =========   =========
Liabilities and Stockholders' deficit
Current liabilities:
  Cash overdraft.......................................  $ 143,977   $  32,183
  Accounts payable.....................................    283,165     645,929
  Accrued expenses.....................................     21,221      46,926
  Current portion of capital lease obligations.........     17,547       5,670
  Current portion of note payable to affiliate.........     29,607      29,607
  Current portion of long-term borrowings..............      9,365       3,205
                                                         ---------   ---------
    Total current liabilities..........................    504,882     763,520
Capital lease obligations..............................     70,653      77,534
Note payable to affiliate, less current portion........    177,460     189,460
Long-term borrowings, less current portion.............    115,284     115,284
Stockholders' deficit:
  Common stock, no par value: 300 shares authorized,
   issued and outstanding..............................    166,900     166,900
  Less: Treasury stock, at cost; 47 shares.............   (130,490)   (130,490)
  Accumulated deficit..................................   (535,665)   (795,213)
                                                         ---------   ---------
    Total stockholders' deficit........................   (499,255)   (758,803)
                                                         ---------   ---------
    Total liabilities and stockholders' deficit........  $ 369,024   $ 386,995
                                                         =========   =========


                            See accompanying notes.

                           ATLANTIC CONNECTIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                                   Eight Months
                                                       Year Ended     Ended
                                                      December 31,  August 31,
                                                          1997         1998
                                                      ------------ ------------
Net revenues.........................................  $2,150,397   $2,028,891
Cost of revenues.....................................   1,613,424    1,781,367
                                                       ----------   ----------
Gross profit.........................................     536,973      247,524
Operating expenses:
  Selling, general and administrative................     588,690      476,772
                                                       ----------   ----------
Loss from operations.................................     (51,717)    (229,248)
Interest expense.....................................      30,160       30,300
                                                       ----------   ----------
Net loss.............................................  $  (81,877)  $ (259,548)
                                                       ==========   ==========





                            See accompanying notes.

                           ATLANTIC CONNECTIONS, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                          Year ended December 31, 1997
                   and the eight months ended August 31, 1998

                             Common          Treasury                      Total
                         --------------- ----------------  Accumulated Stockholders'
                         Shares  Amount  Shares  Amount      Deficit      Deficit
                         ------ -------- ------ ---------  ----------- -------------
Balance at December 31,
 1996...................  300   $166,900                    $(428,669)   $(261,769)
Purchase of treasury
 stock..................                  (47)  $(130,490)                (130,490)
Dividends paid..........                                      (25,119)     (25,119)
Net loss................                                      (81,877)     (81,877)
                          ---   --------  ---   ---------   ---------    ---------
Balance at December 31,
 1997...................  300    166,900  (47)   (130,490)   (535,665)    (499,255)
Net loss................                                     (259,548)    (259,548)
                          ---   --------  ---   ---------   ---------    ---------
Balance at August 31,
 1998...................  300   $166,900  (47)  $(130,490)  $(795,213)   $(758,803)
                          ===   ========  ===   =========   =========    =========





                            See accompanying notes.

                           ATLANTIC CONNECTIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                  Eight Months
                                                      Year Ended     Ended
                                                     December 31,  August 31,
                                                         1997         1998
                                                     ------------ ------------
Operating activities
Net loss............................................   $(81,877)   $(259,548)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Depreciation and amortization.....................     30,129       27,102
  Provision for allowance for doubtful amounts......     10,000       12,802
  Changes in operating assets and liabilities:
    Accounts receivable.............................    (91,724)     (46,535)
    Unbilled receivables............................     (4,986)      (9,032)
    Prepaid expenses and other assets...............    (11,720)      11,720
    Cash overdraft..................................     87,242     (111,794)
    Accounts payable................................     50,043      353,607
    Accrued expenses................................     21,221       34,862
                                                       --------    ---------
Net cash provided by operating activities...........      8,328       13,184
Investing activities
Purchase of property and equipment..................         -       (14,028)
                                                       --------    ---------
Net cash used in investing activities...............         -       (14,028)
Financing activities
Proceeds of notes payable to affiliate..............     55,506       12,000
Payments on long-term borrowings....................    (38,715)      (6,160)
Dividends paid......................................    (25,119)
Payments on capital lease obligations...............         -        (4,996)
                                                       --------    ---------
Net cash (used in) provided by financing
 activities.........................................     (8,328)         844
Increase in cash and cash equivalents...............         -            -
Cash and cash equivalents at the beginning of
 period.............................................         -            -
                                                       --------    ---------
Cash and cash equivalents at the end of period......   $     -     $      -
                                                       ========    =========
Supplemental Disclosures of Cash Flow Information
Cash paid for interest..............................   $ 20,204    $   8,586
Noncash investing and financing activities:
  Long-term debt issued to purchase treasury stock..    130,490           -
  Capital lease obligations assumed.................    101,074           -

                            See accompanying notes.

                          ATLANTIC CONNECTIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Nature of Business and Organization

   Atlantic Connections, Inc. (the Company) was incorporated in the state of Massachusetts on May 31, 1991. The Company is a local telecommunications carrier located in Worcester, MA and is an integrated communications provider offering local, long distance, data and private line services to small and medium-sized businesses in the Northeastern United States.

2. Significant Accounting Policies

Concentrations of Credit Risk

   The financial instruments that potentially subject the Company to concentrations of risk are cash, accounts receivables and unbilled receivables. The risk with respect to cash is minimized by the Company's policy of investing in financial instruments with short-term term maturities issued by highly-rated financial institutions. The risk with respect to accounts receivable and unbilled receivables is minimized by the large number of the Company's customers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations.

Impairment of Long-Lived Assets

   The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." Under SFAS 121, the carrying value of long-lived assets are reviewed if the facts and circumstances suggest they may be impaired. If this review indicates that the affected assets may not be recoverable, as determined based upon a projection of undiscounted operating cash flows, the carrying value of the affected assets would be reduced to fair value.

Property and Equipment

   Property and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are being amortized over the shorter of their useful lives or the remaining life of the lease. Equipment under capital leases amounted to $80,859 at December 31, 1997 and $69,448 at August 31, 1998.

   Depreciation expense was $30,129 for the year ended December 31, 1997 and $27,102 for the eight months ended August 31, 1998. Amortization of equipment under capital leases is included with depreciation in the accompanying financial statements.

Income Taxes

   No provision has been made for federal income taxes as each shareholder is individually liable for federal income taxes under the provisions of Subchapter S of the Federal Income Tax Code. The Company determined Massachusetts state income taxes at the applicable corporate statutory rate using the liability method as required under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Because of the Company's net loss position for 1998 and 1997, no state tax provision was recognized.

Revenue Recognition

   Revenue is recognized in the month in which the service is provided.

                          ATLANTIC CONNECTIONS, INC.

Unbilled Receivables

   Unbilled receivables represent services rendered to customers prior to December 31, 1997 and August 31, 1998 but unbilled at that date based on the customer's cycle date of billing.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related Party

   The Company has a note payable to a related party, Atlantic Connections, Ltd., and relates to advances for working capital and the sharing of certain costs, such as salaries. The Company and Atlantic Connections, Ltd. are related through common management and some common stockholders. Total amount due as of December 31, 1997 and August 31, 1998 is $207,067 and $237,383,
respectively. No amounts have been re-paid and the remaining balance is due in full September 1, 2000. As of August 31, 1998 amounts representing interest on the outstanding principal is $18,316.

4. Financing Arrangements

Long-Term Debt

   A summary of the Company's long-term debt, including capital leases, at December 31, 1997 and August 31, 1998 is as follows:

                                                              1997      1998
                                                            --------  --------
Note payable to former owner, 8% interest. Payments of
 principal and interest of $1,583 per month for 60 months
 and due in full by April 15, 2007......................... $124,649  $118,489
Note payable to affiliate, 10.5% interest with monthly
 principal and interest payments of $2,062 through
 September 1, 2000.........................................  207,067   219,067
Capital lease obligation, 9% interest. Principal and
 interest payments of $2,057 per month for 60 months and
 due in full April 2002....................................   88,200    83,204
                                                            --------  --------
                                                             419,916   420,760
Less current portions:.....................................  (56,519)  (38,482)
                                                            --------  --------
                                                            $363,397  $382,278
                                                            ========  ========

   Aggregate maturities of note payables for the next five years are as follows:

      Four months ending December 31, 1998............................ $ 32,812
      Year ending December 31, 1999...................................   27,436
      Year ending December 31, 2000...................................  157,151
      Year ending December 31, 2001...................................   11,896
      Year ending December 31, 2002...................................   12,884
      Year ending December 31, 2003...................................   95,377
                                                                       --------
                                                                       $337,556
                                                                       ========

                          ATLANTIC CONNECTIONS, INC.

4. Financing Arrangements

Leases

   Future minimum lease payments under noncancelable operating and capital leases are as follows:

                                                              Operating Capital
                                                               Leases   Leases
                                                              --------- -------
      Four months ended December 31, 1998....................  $ 4,500  $ 8,228
      Year ending December 31, 1999..........................   13,500   24,682
      Year ending December 31, 2000..........................   13,500   24,682
      Year ending December 31, 2001..........................   10,125   24,682
      Year ending December 31, 2002..........................       -     8,228
                                                               -------  -------
                                                                41,625   90,502
      Less amounts representing interest.....................       -    (7,298)
                                                               -------  -------
                                                               $41,625  $83,204
                                                               =======  =======

   Rent expense was $17,912 for the year ending December 31, 1997 and $12,449 for the eight months ended August 31, 1998.

5. Subsequent Event

   On September 8, 1998, substantially all of the Company's assets were acquired by Atlantic Connections, LLC. Atlantic Connections, LLC also assumed substantially all of the Company's liabilities. The transaction had an effective date of September 1, 1998.

6. Year 2000 Issue (Unaudited)

   The Company has completed a significant portion of its assessment of Year 2000 issues with regard to its computer systems and other aspects of its operations dependent upon automation or computerized operation. The Company believes that the Year 2000 issue will not pose significant operational problems for its computer systems or other critically dependent equipment and that all required modifications or conversions to comply with Year 2000 requirements will be fully completed by the end of 1999. In the opinion of management, the total costs of addressing the Year 2000 issue will not have a material impact on the Company's financial position or results of operations. Notwithstanding the foregoing, the Company is unable to assess at this time whether unrelated entities with whom the Company conducts business may be adversely affected by their own Year 2000 issues which could adversely affect the Company.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Atlantic Connections, Ltd.

   We have audited the accompanying balance sheets of Atlantic Connections, Ltd. as of December 31, 1997 and August 31, 1998, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 1997 and the eight months ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Connections, Ltd. at December 31, 1997 and August 31, 1998, and the results of its operations and its cash flows for the year ended December 31, 1997 and the eight months ended August 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

November 10, 1999

                           ATLANTIC CONNECTIONS, LTD.

                                 BALANCE SHEETS

                                                       December 31, August 31,
                                                           1997        1998
                                                       ------------ ----------
Assets
Current assets:
  Accounts receivable, less allowance for doubtful
   amounts of $40,000 at December 31, 1997 and $45,390
   at August 31, 1998                                   $ 277,980   $  290,777
  Note receivable from affiliate......................     29,607       29,607
  Unbilled receivables................................    113,224      107,854
  Prepaid expenses and other assets...................      1,482        4,875
                                                        ---------   ----------
    Total current assets..............................    422,293      433,113
Property and equipment:
  Switching equipment, including equipment under
   capital leases.....................................    361,956      489,975
  Office equipment....................................     40,143       41,304
  Vehicles............................................     14,095       12,946
                                                        ---------   ----------
                                                          416,194      544,225
  Less accumulated depreciation and amortization......   (308,123)    (341,695)
                                                        ---------   ----------
                                                          108,071      202,530
Note receivable from affiliate........................    177,460      207,776
Other assets..........................................     10,000          180
                                                        ---------   ----------
    Total assets......................................  $ 717,824   $  843,599
                                                        =========   ==========
Liabilities and stockholders' deficit
Current liabilities:
  Cash overdraft......................................  $ 273,058   $  212,759
  Line-of-credit......................................     75,000       75,000
  Accounts payable....................................     60,390      232,342
  Accrued expenses....................................     63,251      250,381
  Income tax payable..................................    104,170      118,005
  Deferred taxes......................................    114,388           -
  Current portion of capital lease obligations........     17,547       19,909
  Current portion of long term borrowings.............    166,213      123,514
                                                        ---------   ----------
    Total current liabilities.........................    874,017    1,031,910
Capital lease obligations.............................     70,653      166,874
Long-term borrowings, less current portion............    481,045      481,045
Stockholders' deficit:
  Class A common stock, no par value: 200 shares
   authorized; 170 shares issued and outstanding......    123,000      123,000
  Class B common stock, no par value: 400 shares
   authorized; 341 shares issued and outstanding......      7,008        7,008
  Less: Treasury stock, at cost; 170 shares...........   (541,579)    (541,579)
  Accumulated deficit.................................   (296,320)    (424,659)
                                                        ---------   ----------
Total stockholders' deficit...........................   (707,891)    (836,230)
                                                        ---------   ----------
Total liabilities and stockholders' deficit...........  $ 717,824   $  843,599
                                                        =========   ==========

                            See accompanying notes.

                           ATLANTIC CONNECTIONS, LTD.

                            STATEMENTS OF OPERATIONS

                                                                   Eight months
                                                       Year ended     ended
                                                      December 31,  August 31,
                                                          1997         1998
                                                      ------------ ------------
Net revenues.........................................  $3,385,666   $2,263,422
Cost of revenues.....................................   2,105,777    1,647,620
                                                       ----------   ----------
Gross profit.........................................   1,279,889      615,802
Operating expenses:
  Selling, general and administrative................     954,803      794,874
                                                       ----------   ----------
Income (loss) from operations........................     325,086     (179,072)
Interest expense.....................................      53,263       19,597
                                                       ----------   ----------
Income (loss) before income tax......................     271,823     (198,669)
Tax provision (benefit)..............................     181,317      (70,330)
                                                       ----------   ----------
Net income (loss)....................................  $   90,506   $ (128,339)
                                                       ==========   ==========


                            See accompanying notes.

                           ATLANTIC CONNECTIONS, LTD.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

                          Year ended December 31, 1997
                     and eight months ended August 31, 1998

                             Class A        Class B
                             Common         Common         Treasury                      Total
                         --------------- ------------- ----------------  Accumulated Stockholders'
                         Shares  Amount  Shares Amount Shares  Amount      Deficit      Deficit
                         ------ -------- ------ ------ ------ ---------  ----------- -------------
Balance at December 31,
 1996...................  170   $123,000  341   $7,008                    $(286,826)   $(156,818)
Purchase of treasury
 stock..................                                (170) $(541,579)                (541,579)
Dividends paid..........                                                   (100,000)    (100,000)
Net income..............                                                     90,506       90,506
                          ---   --------  ---   ------  ----  ---------   ---------    ---------
Balance at December 31,
 1997...................  170    123,000  341    7,008  (170)  (541,579)   (296,320)    (707,891)
Net loss................                                                   (128,339)    (128,339)
                          ---   --------  ---   ------  ----  ---------   ---------    ---------
Balance at August 31,
 1998...................  170   $123,000  341   $7,008  (170) $(541,579)  $(424,659)   $(836,230)
                          ===   ========  ===   ======  ====  =========   =========    =========



                              See accompanying notes.

                           ATLANTIC CONNECTIONS, LTD.

                            STATEMENTS OF CASH FLOWS

                                                                  Eight months
                                                      Year ended     ended
                                                     December 31,  August 31,
                                                         1997         1998
                                                     ------------ ------------
Operating activities
Net income (loss)...................................   $ 90,506    $(128,339)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Depreciation......................................     32,065       33,474
  Provision for allowance for doubtful amounts......     40,000        5,390
  Deferred taxes....................................    100,715     (114,388)
  Changes in operating assets and liabilities:
    Accounts receivable.............................      2,630      (18,187)
    Unbilled receivables............................      7,515        5,370
    Prepaid expenses and other assets...............      1,561       (3,393)
    Other assets....................................    (10,000)       9,820
    Cash overdraft..................................    273,058      (60,299)
    Accounts payable................................   (379,653)     171,952
    Accrued expenses................................     (2,676)     187,130
    Income taxes payable............................     78,963       13,835
                                                       --------    ---------
Net cash provided by operating activities...........    234,684      102,365
Investing activities
Purchase of property and equipment..................    (21,424)     (10,151)
                                                       --------    ---------
Net cash used in investing activities...............    (21,424)     (10,151)
Financing activities
Proceeds of notes payable...........................    140,000           -
Dividends paid......................................   (100,000)          -
Advances to affiliate...............................   (101,183)     (30,316)
Payments on long-term borrowings....................   (139,065)     (42,699)
Payments on capital lease obligations...............    (13,300)     (19,199)
                                                       --------    ---------
Net cash used by financing activities...............   (213,548)     (92,214)
Decrease in cash and cash equivalents...............       (288)          -
Cash and cash equivalents at the beginning of
 period.............................................        288           -
                                                       --------    ---------
Cash and cash equivalents at the end of period......   $     -     $      -
                                                       ========    =========
Supplemental Disclosures of Cash Flow Information
Cash paid for interest..............................   $ 54,868    $  41,359
Cash paid for taxes.................................      1,639        9,273
Noncash investing and financing activities:
  Long-term debt issued to purchase treasury stock..    541,579           -
  Capital lease obligations assumed.................    101,500      117,782

                            See accompanying notes.

                          ATLANTIC CONNECTIONS, LTD.

                         NOTES TO FINANCIAL STATEMENTS

1. Nature of Business and Organization

   Atlantic Connections, Ltd. (the Company) was incorporated in the state of New Hampshire on April 29, 1988. The Company is a local telecommunications carrier located in Portsmouth, NH and is an integrated communications provider offering local, long distance, data and private line services to small and medium-sized businesses in the Northeastern United States.

2. Significant Accounting Policies

Concentrations of Credit Risk

   The financial instruments that potentially subject the Company to concentrations of risk are cash, accounts receivables and unbilled receivables. The risk with respect to cash is minimized by the Company's policy of investing in financial instruments with short-term term maturities issued by highly-rated financial institutions. The risk with respect to accounts and unbilled receivables is minimized by the large number of the Company's customers. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Credit losses have been within management's expectations. Customers are located throughout the New England area.

Impairment of Long-Lived Assets

   The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." Under SFAS 121, the carrying value of long-lived assets are reviewed if the facts and circumstances suggest they may be impaired. If this review indicates that the affected assets may not be recoverable, as determined based upon a projection of undiscounted operating cash flows, the carrying value of the affected assets would be reduced to fair value.

Property and Equipment

   Property and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful life of three to seven years. Leasehold improvements are being amortized over the shorter of their useful lives or the remaining life of the lease. Equipment under capital leases amounted to $80,859 at December 31, 1997 and $180,787 at August 31, 1998.

   Depreciation expense was $32,065 for the year ended December 31, 1997 and $33,475 for the eight months ended August 31, 1998. Amortization of equipment under capital leases is included with depreciation in the accompanying financial statements.

Income Taxes

   The Company provides for income taxes under the liability method prescribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

   Revenue is recognized in the month in which the service is provided.

Unbilled Receivables

   Unbilled receivables represent services rendered to customers prior to December 31, 1997 and August 31, 1998 but unbilled at that date based on the customer's cycle date of billing.

                          ATLANTIC CONNECTIONS, LTD.

2. Significant Accounting Policies

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Related Party

   The Company has a note receivable from a related party, Atlantic Connections, Inc., and relates to advances for working capital and the sharing of certain costs, such as salaries. The Company and Atlantic Connections, Inc. are related through common management and some common stockholders. Total amount due as of December 31, 1997 and August 31, 1998 is $207,067 and $237,383, respectively. No amounts have been re-paid and the remaining balance is due in full September 1, 2000.

4. Financing Arrangements

Long-Term Debt

   A summary of the Company's long-term debt, including capital leases, at December 31, 1997 and August 31, 1998 is as follows:

                                                            1997       1998
                                                          ---------  ---------
     Note payable to bank, 10% interest. Payments of
      principal and interest of $2,975 per month for 60
      months and due in full by April 16, 2002. Note
      contains a subjective acceleration clause; amount
      is classified as current..........................  $ 124,601  $ 109,270
     Note payable to former owner, 8% interest. Payments
      of principal and interest of $6,508 due on April
      15, 2007..........................................    517,852    492,830
     Note payable to bank, 8.9% interest with 36 monthly
      principal and interest payments of $321 through
      April, 1999.......................................      4,805      2,459
     Various capital lease obligations; interest rates
      ranging from 7% to 9%.............................     88,200    186,783
                                                          ---------  ---------
                                                            735,458    791,342
     Less current portion...............................   (183,760)  (143,423)
                                                          ---------  ---------
                                                          $ 551,698  $ 647,919
                                                          =========  =========

   Aggregate maturities of long-term debt for the next five years are as follows:

      Four months ended December 31, 1998............................. $ 22,656
      Year ending December 31, 1999...................................   69,251
      Year ending December 31, 2000...................................   74,245
      Year ending December 31, 2001...................................   81,051
      Year ending December 31, 2002...................................   64,013
      Thereafter......................................................  293,343
                                                                       --------
                                                                       $604,559
                                                                       ========

Line-of-Credit

   The Company has a credit facility with a bank. The line-of-credit is a $75,000 facility to support working capital. The unused portion of the facility expires May 31, 1999. Interest is at the prime rate plus 1.5% and is paid monthly in arrears. $75,000 was outstanding under this facility at December 31, 1997 and August 31, 1998.

                           ATLANTIC CONNECTIONS, LTD.

5. Leases

   Future minimum lease payments under noncancelable operating and capital leases are as follows:

                                                             Operating Capital
                                                              Leases    Leases
                                                             --------- --------
     Four months ended December 31, 1998....................  $ 6,199  $ 27,169
     Year ending December 31, 1999..........................   19,270    81,505
     Year ending December 31, 2000..........................    3,234    51,928
     Year ending December 31, 2001..........................       -     37,140
     Year ending December 31, 2002..........................       -     24,839
                                                              -------  --------
                                                               28,703   222,581
     Less amounts representing interest.....................       -    (35,798)
                                                              -------  --------
                                                              $28,703  $186,783
                                                              =======  ========

   Rent expense was $16,172 for the year ended December 31, 1997 and $10,713 for the eight months ended August 31, 1998.

6. Income Taxes

   Significant components of the provision (benefit) for income taxes are as follows:

                                                                    Eight Months
                                                        Year Ended     Ended
                                                       December 31,  August 31,
                                                           1997         1998
                                                       ------------ ------------
     Current:
       Federal........................................   $ 68,829    $  36,072
       State..........................................     11,773        7,986
                                                         --------    ---------
                                                           80,602       44,058
                                                         --------    ---------
     Deferred:
       Federal........................................     82,876      (93,655)
       State..........................................     17,839      (20,733)
                                                         --------    ---------
                                                          100,715     (114,388)
                                                         --------    ---------
       Total (benefit) expense........................   $181,317    $ (70,330)
                                                         ========    =========

   Deferred income taxes arise principally from temporary differences related to a change from the accrual to cash method of accounting for tax purposes. The components of the Company's deferred income taxes are as follows:

                                                         December 31, August 31,
                                                             1997        1998
                                                         ------------ ----------
     Deferred tax liabilities:
       Adjustment of accrual to cash basis..............  $(113,562)   $ 19,823
       Fixed assets differences.........................       (826)    (16,022)
                                                          ---------    --------
         Total deferred tax liabilities.................   (114,388)      3,801
     Deferred tax assets:
       Less valuation allowance.........................         -        3,801
                                                          ---------    --------
         Net deferred tax liability.....................  $(114,388)   $     -
                                                          =========    ========

                          ATLANTIC CONNECTIONS, LTD.

6. Income Taxes

   The difference between the provision (benefit) for income taxes and the amount computed by applying the statutory federal income tax rate is as follows:

                                                                 Eight Months
                                                   Year Ended        Ended
                                                  December 31,    August 31,
                                                      1997           1998
                                                  -------------  --------------
Federal taxes at statutory rates................. $ 92,420 34.0% $(67,547) 34.0%
Add/(deduct):
  Change in valuation allowance..................                   3,801  (1.9)
  State income taxes, net of federal benefit.....   12,802  4.7    (8,413)  4.2
  Effect of graduated rates......................      781  0.3        -     -
  Additional taxes due to IRS examination........   71,508 26.3        -     -
  Other..........................................    3,806  1.4     1,829   (.9)
                                                  -------- ----  --------  ----
                                                  $181,317 66.7% $(70,330) 35.4%
                                                  ======== ====  ========  ====

7. Subsequent Event

   On September 8, 1998, Atlantic Connections, LLC acquired 100% of the outstanding stock of the Company. The transaction had an effective date of September 1, 1998.

8. Year 2000 Issue (Unaudited)

   The Company has completed a significant portion of its assessment of Year 2000 issues with regard to its computer systems and other aspects of its operations dependent upon automation or computerized operation. The Company believes that the Year 2000 issue will not pose significant operational problems for its computer systems or other critically dependent equipment and that all required modifications or conversions to comply with Year 2000 requirements will be fully completed by the end of 1999. In the opinion of management, the total costs of addressing the Year 2000 issue will not have a material impact on the Company's financial position or results of operations. Notwithstanding the foregoing, the Company is unable to assess at this time whether unrelated entities with whom the Company conducts business may be adversely affected by their own Year 2000 issues which could adversely affect the Company.

                     [Choice One Communications Inc. Logo]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the expenses, other than the underwriting discounts and commissions, paid or payable by the Registrant in connection with the distribution of the securities being registered. All expenses of the offering will be paid by the Registrant. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

      SEC Registration Fee............................................. $27,800
      NASD Filing Fee..................................................  10,500
      Nasdaq National Market Listing Fee...............................  95,000
      Printing Costs...................................................       *
      Legal Fees and Expenses..........................................       *
      Accounting Fees and Expenses.....................................       *
      Blue Sky Fees and Expenses.......................................  10,000
      Transfer Agent and Registrar Fees................................       *
      Miscellaneous....................................................       *
                                                                        -------
        Total.......................................................... $     *
                                                                        =======

--------
* To be provided by amendment

Item 14. Indemnification of Directors and Officers

   General Corporation Law

   The Company is incorporated under the laws of the State of Delaware.
Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

   Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

   Certificate of Incorporation and By-laws

   The Company's Certificate of Incorporation and by-laws provides for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

   All of the Company's directors and officers are covered by insurance policies maintained by it against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

Item 15. Recent Sales of Unregistered Securities

   Since its inception, the Company has issued the following securities without registration under the Securities Act (the number of shares set forth below does not give effect to the proposed stock split of the Company's common stock referred to in the prospectus).

   On July 8, 1998, in connection with the Company's formation, the Company issued 60,000 shares of common stock to Choice One Communications L.L.C. for consideration of $6.0 million. The stock issued in this transaction was subject to transfer restrictions which were noted on the stock certificate. This transaction is exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act, along with Rule 506 of the accompanying regulations of the Securities Act, as transactions not involving any public offering. On June 30, 1999, the Company issued additional shares of common stock to Choice One Communications L.L.C. to correct an underissuance of shares in connection with the issuance on July 8, 1998 at the same price as the original issuance. The stock issued in this transaction was subject to transfer restrictions which were noted on the stock certificate. This transaction is exempt from registration under the Securities Act pursuant to
Section 4(2) of the Securities Act, along with Rule 506 of the accompanying regulations of the Securities Act, as transactions not involving any public offering.

   On August 12, 1998 the Company reserved 3,000 shares of common stock of Choice One Communications for the Employee Stock Option Plan of the Company. On August 12, 1998, the Company issued options to purchase 405 shares of common stock of the Company at an exercise price of $1,000 per share. On October 16, 1998 the Company issued options to purchase 154.5 shares of common stock of the Company at an exercise price of $1,000 per share. On January 21, 1999 the Company issued options to purchase 346.50 shares of common stock of the Company at an exercise price of $1,000 per share. On April 15, 1999, the Company issued options to purchase 138.75 shares of common stock of the Company at an exercise price of $1,416.67 per share. On July 15, 1999 the Company issued options to purchase 241.35 shares of common stock at an exercise price of $1,416.67 per share. On October 21, 1999, the Company issued options to purchase 247.53 shares of common stock at an exercise price of $2,666.64 per share. A total of 231.00 options have been forfeited and returned to the plan. As of November 15, 1999, options to acquire an aggregate of 1,308.33 shares were outstanding under Choice One's 1998 Employee Stock Option Plan and none has vested and none were exerciseable. None of the options granted under this paragraph require any registration, because they do not involve the sale of a security and thus are exempt from registration under the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 1.1 Form of Underwriting Agreement*
 3.1 Amended and Restated Certificate of Incorporation of the Registrant*
 3.2 Amended and Restated By-laws of the Registrant*

  4.1  Form of Certificate for the Registrant's Common Stock*
  5.1  Opinion of Nixon Peabody LLP*
 10.1  1998 Management Stock Incentive Plan of the Registrant (November 1999
       Restatement)*
 10.2  1999 Directors' Stock Incentive Plan of the Registrant*
 10.3  Transaction Agreement, dated as of July 8, 1998, among Choice One
       Communications Inc. Choice One Communications L.L.C. and holders of
       Investor Equity and Management Equity
 10.4 Amendment No. 1 dated as of December 18, 1998 to Transaction Agreement, dated as of July 8, 1998, among Choice One Communications Inc. Choice
       One Communications L.L.C. and holders of Investor Equity and Management
       Equity
 10.5 Amendment No. 2 dated as of February 18, 1999 to Transaction Agreement, dated as of July 8, 1998, among Choice One Communications Inc. Choice
       One Communications L.L.C. and holders of Investor Equity and Management
       Equity
 10.6 Amendment No. 3 dated as of May 14, 1999 to Transaction Agreement, dated as of July 8, 1998, among Choice One Communications Inc. Choice One
       Communications L.L.C. and holders of Investor Equity and Management
       Equity
 10.7 Amendment No. 4 dated as of June 30, 1999 to Transaction Agreement, dated as of July 8, 1998, among Choice One Communications Inc. Choice
       One Communications L.L.C. and holders of Investor Equity and Management
       Equity
 10.8 Amendment No. 5 dated as of June 30, 1999 to Transaction Agreement, dated as of July 8, 1998, among Choice One Communications Inc. Choice
       One Communications L.L.C. and holders of Investor Equity and Management
       Equity
 10.9 Amendment No. 6 dated as of November 18, 1999 to Transaction Agreement, dated as of July 8, 1998, among Choice One Communications Inc. Choice
       One Communications L.L.C. and holders of Investor Equity and Management
       Equity
 10.10 Registration Rights Agreement dated as of July 8, 1998, among Choice One
       Communications Inc., the Investor Holders and the Management Holders
 10.11 Amendment No. 1 dated as of February 18, 1999 to Registration Rights
       Agreement dated as of July 8, 1998, among Choice One Communications
       Inc., the Investor Holders and the Management Holders
 10.12 Amendment No. 2 dated as of June 30, 1999 to Registration Rights
       Agreement dated as of July 8, 1998, among Choice One Communications
       Inc., the Investor Holders and the Management Holders
 10.13 Amendment No. 3 dated as of June 30, 1999 to Registration Rights
       Agreement dated as of July 8, 1998, among Choice One Communications
       Inc., the Investor Holders and the Management Holders
 10.14 Form of Executive Purchase Agreement dated July 8, 1998 among the
       Registrant, Choice One Communications L.L.C. and Certain Executives of the Registrant
 10.15 Executive Purchase Agreement dated as of July 8, 1998 among the
       Registrant, Choice One Communications L.L.C. and Steve M. Dubnik
 10.16 Executive Purchase Agreement dated as of July 8, 1998 among the
       Registrant, Choice One Communications L.L.C. and Mae Squier-Dow
 10.17 Executive Purchase Agreement dated as of July 8, 1998 among the
       Registrant, Choice One Communications L.L.C. and Philip Yawman
 10.18 Executive Purchase Agreement dated as of July 8, 1998 among the
       Registrant, Choice One Communications L.L.C. and Kevin Dickens
 10.19 Executive Purchase Agreement dated as of August 19, 1999 among the
       Registrant, Choice One Communications L.L.C. and Ajay Sabherwal

 10.20 Amended and Restated Credit Agreement dated as of November 3, 1999 among the Registrant, as Guarantor, subsidiaries of the Registrant, as Borrowers, First Union Investors, Inc., as Administrative Agent, General
       Electric Capital Corporation, as Syndication Agent, and CIBC, Inc. as
       Documentation Agent, and the lenders thereto
 10.21 Lease between the Registrant and Bendersen-Rochester Associates, LLC dated October 14, 1998, as amended
 10.22 Unit Purchase Agreement dated as of October 21, 1999 Among the
       Registrant, Atlantic Connections L.L.C., ACL Telecommunications, LTD.,
       Paul Cissel, Antonio Lopez, Jr. and North Atlantic Venture Fund II, L.P.
 21.1  Subsidiaries of the Registrant
 23.1  Consent of Nixon Peabody LLP (included in Exhibit 5.1)*
 23.2  Consent of Arthur Anderson LLP, independent auditors
 23.3  Consent of Ernst & Young LLP, independent auditors
 24.1  Power of Attorney (included on the signature page hereto)
 27.1  Financial Data Schedule for the year ended December 31, 1998

--------
* To be filed by amendment.

Item 17. Undertakings

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

   The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, State of New York, on the 19th day of November, 1999.

                                          Choice One Communications Inc.

                                          By:    /s/ Steve M. Dubnik
                                             ----------------------------------
                                                      Steve M. Dubnik
                                               Chairman, President and Chief
                                                     Executive Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steve M. Dubnik, Ajay Sabherwal, John J. Zimmer and Kim Robert Scovill and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any registration statement filed under the Securities Act of 1933 and any and all amendments (including post-effective amendments) to this registration statement and to any registration statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signature                            Title                  Date
                 ---------                            -----                  ----

           /s/ Steve M. Dubnik              Chairman, President and    November 19, 1999
___________________________________________ Chief Executive Officer
              Steve M. Dubnik               (Principal Executive
                                            Officer)

            /s/ Ajay Sabherwal              Senior Vice President,     November 19, 1999
___________________________________________ Finance and Chief
              Ajay Sabherwal                Financial Officer
                                            (Principal Financial and
                                            Accounting Officer)

          /s/ John B. Ehrenkranz            Director                   November 19, 1999
___________________________________________
            John B. Ehrenkranz

          /s/ Bruce M. Hernandez            Director                   November 19, 1999
___________________________________________
            Bruce M. Hernandez

          /s/ Michael M. Janson             Director                   November 19, 1999
___________________________________________
             Michael M. Janson

         /s/ Robert M. Van Degna            Director                   November 19, 1999
___________________________________________
            Robert M. Van Degna